UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Group strength Local expertise

annual report 2008

DELHAIZE GROUP

Delhaize Group

at a Glance

Profile

Delhaize Group is a Belgian international food retailer with activities in seven countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2008, Delhaize Group’s sales network consisted of 2 673 stores. In 2008, Delhaize Group posted EUR 19 billion in revenues and net profit of EUR 467 million. Delhaize Group employs approximately 141 000 associates.

Delhaize Group has leading positions in food retailing in key markets. Our operating companies have acquired these leading positions through a distinct go-to-market strategy. The Group is committed to offering to its customers a locally differentiated shopping experience, to delivering superior value and to maintaining high social, environmental and ethical standards. Our Group’s strength is supported by the close cooperation of its operating companies at the regional and global levels.

Key Performance Indicators

	(USD in millions except per share amounts)(4)	(EUR in millions except per share amounts)			Change vs Prior Year
	2008	2008	2007	2006	2008	2007
Results
Revenues	27 980	19 024	18 943	19 215	0.4%	-1.4%
Operating profit	1 330	904	937	947	-3.5%	-1.0%
Net profit from continuing operations	713	485	401	426	21.2%	-5.8%
Net profit (Group share)	687	467	410	352	13.9%	16.5%
Free cash flow(1)	221	150	326	215	-54.1%	51.9%
Financial position
Total assets	14 267	9 700	8 822	9 295	9.9%	-5.1%
Total equity	6 170	4 195	3 676	3 561	14.1%	3.2%
Net debt(1)	3 533	2 402	2 244	2 635	7.1%	-14.8%
Enterprise value(1)(3)	10 074	6 849	8 281	8 726	-17.3%	-5.1%
Per share information (in EUR)
Group share in net profit (basic) (2)	6.91	4.70	4.20	3.71	11.9%	13.2%
Group share in net profit (diluted) (2)	6.75	4.59	4.04	3.55	13.6%	13.8%
Free cash flow(1)	2.22	1.51	3.35	2.27	-54.9%	47.6%
Net dividend	1.63	1.11	1.08	0.99	2.8%	9.1%
Shareholders’ equity(3)	60.58	41.19	36.17	36.55	13.9%	-1.0%
Share price (year-end)	62.90	44.20	60.20	63.15	-26.6%	-4.7%
Ratios (%)
Operating margin		4.8%	4.9%	4.9%	-19bps	2bps
Net margin		2.5%	2.2%	1.8%	29bps	33bps
Net debt to equity(1)		57.3%	61.0%	74.0%	-3.8ppt	-13.0ppt
Currency information
Average EUR per USD rate		0.6799	0.7297	0.7964	-6.8%	-8.4%
EUR per USD rate at year-end		0.7185	0.6793	0.7593	5.8%	-10.5%
Other information
Number of sales outlets		2 673	2 545	2 705	5.0%	-5.9%
Capital expenditures		714	729	700	-2.1%	4.2%
Number of associates (thousands)		141	138	143	2.3%	-3.3%
Full-time equivalents (thousands)		106	104	107	2.4%	-2.7%
Weighted average number of shares (thousands)		99 385	97 666	94 939	1.8%	2.9%

(1) These are non-GAAP financial measures.	(1) Represents contribution to Delhaize Group operating profit. Presentation does not include negative operating profit contribution of Corporate
(2) Calculated using the weighted average number of shares over the year.
(3) Calculated using the total number of shares at the end of the year.
(4) Calculated using an exchange rate of 1 EUR=1.4708 USD.

Revenues (in billions of EUR)

	Revenues	+5.6%
Revenues amounted to EUR 19 billion, an increase of 0.4% at actual exchange rates and 5.6% at identical exchange rates. All our operating companies have demonstrated a solid performance in 2008.
Operating Profit (in millions of EUR)
	Operating Profit	+2.1%

Operating profit decreased by 3.5% at actual exchange rates and increased by 2.1% at identical exchange rates. This increase is the result of revenue growth, a continued strong gross margin and successful cost savings initiatives.

Group Share in Net Profit (in millions of EUR)
	Group Share in Net Profit	+19.9%

Group Share in Net Profit amounted to EUR 467 million, an increase of 13.9% at actual exchange rates and 19.9% at identical exchange rates. Per share, basic net profit was EUR 4.70 and diluted net profit was EUR 4.59.

Content
	00	Delhaize Group at a Glance
		flap -	KEY PERFORMANCE INDICATORS
		02 -	LETTER FROM THE CHAIRMAN AND THE CEO
		04 -	OVERVIEW OF OPERATING COMPANIES

	06	Our Strategy
		09 -	GENERATE PROFITABLE REVENUE GROWTH
		17 -	PURSUE BEST-IN-CLASS EXECUTION
		23 -	OPERATE AS A RESPONSIBLE CORPORATE CITIZEN

	26	Our Activities in 2008
		28 -	FINANCIAL REVIEW (1)
		32 -	BUSINESS REVIEW (1)
		32	> UNITED STATES
p08		36	> BELGIUM
		38	> GREECE
		41	> REST OF THE WORLD
	44	Corporate Governance(1)

Generate Profitable Revenue Growth	58	Risk Factors(1)

	62	Financial Statements
p16		64 -	CONSOLIDATED BALANCE SHEETS (1)
		66 -	CONSOLIDATED INCOME STATEMENTS (1)
Pursue Best-in-Class Execution		66 -	CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE(1)
		67 -	CONSOLIDATED STATEMENTS OF CASH FLOWS
		68 -	NOTES TO FINANCIAL STATEMENTS (1)
		116-	SUPPLEMENTARY INFORMATION
p22 Operate as		119- 119- 120- 121-	HISTORICAL FINANCIAL OVERVIEW CERTIFICATION OF RESPONSIBLE PERSONS REPORT OF THE STATUTORY AUDITOR SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA
a Responsible Corporate Citizen

	124	Shareholder Information
	128	Glossary

(1) These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

1 - Delhaize Group - Annual Report 2008

Letter from the Chairman and the Chief Executive Officer

Delhaize Group again posted solid revenue growth in 2008. Most of our operating companies accelerated their growth despite the more difficult economic environment. At identical exchange rates, revenue growth was 4.1% on a comparable basis. Due to the many sales building measures such as our accelerated private brand roll-out, improved price competitiveness and many store remodelings, consumers have stayed loyal to our stores.

In many ways, 2008 has been an extraordinary year. Consumers felt the rising pressure of inflation, the threat of increasing unemployment and declining real estate and financial market values. However, Delhaize Group was able to demonstrate its ability to face these short-term challenges while staying the course for the long term.

Revenue growth was supported by many initiatives. Private brand revenues increased particularly in the U.S., where our operating companies benefited from the introduction of a three-tier private brand program. In Belgium, the private brand assortment was renewed as well, and now also includes three tiers with an extended first price line under the brand 365. Consumers also reacted positively to the price investments we made at all our operating companies.

In 2008, our Group continued the development of new store concepts. In Greece, our Group launched a new brand called Lion Food, a convenient store format with low prices. In the U.S., Food Lion launched a new prototype for its innovative Bottom Dollar Food brand and just a few months ago, Delhaize Group opened in Belgium a totally new store concept called Red Market, combining high quality products, ease of shopping, helpful associates and very low prices.

In 2008, our store network grew by 128 stores to 2 673 stores at year-end, the highest growth since 7 years. In the U.S., the Group re-launched 161 stores after remodeling or expansion work. All Food Lion markets renewed in 2007 reported comparable store sales growth above the Company’s average. In Greece and Romania, we strengthened our market positions through the acquisition of a total of 43 stores. The acquisition of Plus Hellas in Greece included a brand new distribution center that will serve as a basis for further expansion in Northern Greece.

Thanks to a combination of gross margin improvements and thorough cost management, our Group maintained its operating margin at industry high levels. The Group’s operating profit increased 2.1% at identical exchange rates.

Based on our performance, our strategy for the future and our confidence in the Company’s continued success, the Board of Directors will propose to the Ordinary General Meeting on May 28, 2009 to increase the dividend by 2.8% to EUR 1.48 (EUR 1.11 net of 25% Belgian withholding tax).

2 - Delhaize Group - Annual Report 2008

OUR STRATEGIC PRIORITIES

Generate Profitable Top-line Growth	Pursue Best-in-Class Execution	Operate as a Responsible Corporate Citizen

Coping with a Challenging 2009

We expect our Group to benefit from continued revenue momentum in 2009 even though the economic outlook looks uncertain. Our Company has never been in stronger shape than it is today. We remain confident that we have strong store concepts, assortments, prices and energetic associates which are ready to do their utmost to offer friendly and efficient service to our customers. Furthermore, we have developed solid plans to support our Group’s revenues, profitability and cash flows.

Our strategy remains organized around the three pillars of profitable top-line growth, the pursuit of excellence in execution and corporate citizenship.

Strong top-line growth is the key to success in our industry. In 2009, all our operating companies will continue to drive top-line growth through innovative concept and brand differentiation, dynamic store and market renewals as well as network expansion.

The key-element in Delhaize Group’s market approach is “creating distinctiveness”. The Group’s objective is to connect with its customers by permanently renewing and developing our assortment and offering interesting alternatives. Guiding Stars, our nutritional information system in the U.S., continued investments in our organic product assortment and further work on customer segmentation will remain important elements of our sales building activities.

The current economic environment requires us to be very price competitive. Now more than ever, consumers are looking for alternatives such as private brand products and lower priced items. We are committed to offering our customers three critical elements: competitive prices, a great variety of quality products and outstanding service. In 2009, we will continue to develop our successful private brand program in the U.S. Constant innovation in our stores and the development of radically new concepts such as the ones we recently opened in Belgium, Greece and the U.S. will help us learn how to improve our existing stores and increase their relevance to the consumer.

Network expansion will supplement revenue growth in existing stores. Our Group plans to open between 106 and 116 new stores in 2009.

Strong revenue growth must be supported by excellence in execution, the second pillar of our strategy. We are committed to the ongoing development and improvement of our systems and processes with the clear goal of becoming “Best-in-Class” in this domain. Delhaize Belgium will open a new distribution center for fresh products in 2009 and our U.S. operating companies will start to work on the first phase of the project to integrate the existing supply chain organizations into one single master network resulting in an integrated consumer driven supply chain. Throughout the Group, we have set objectives to align enterprise systems and create common platforms to improve efficiencies in a multitude of processes. Where appropriate, we will converge systems and processes across our operating companies to standardize what is not relevant for our customers.

We are dedicated to growth but at the same time we want to be prudent in these uncertain times. This means that we will go to great lengths this year to support our profitability and our cash flows. Therefore, in 2009 we plan cost savings of EUR 100 million, on top of the EUR 60 million we realized in 2008. These savings will be reinvested in the growth of our business and support our profits and cash flows. Improved working capital management will free up an additional EUR 50 million of cash.

In 2009, our Group plans EUR 600 to 620 million in capital expenditures compared to EUR 714 million in 2008. These investments will continue to focus on store openings and renewals, and innovations in our supply chains worldwide.

Corporate responsibility is the third pillar of our strategy because we are convinced that beyond the generation of financial profit, our Company must play a role each and every day to improve the lives and well-being of our customers and associates and the vitality of the communities in which we operate. We believe that ultimately, what is good for society is good for our business. In 2008, we published our first Corporate Responsibility report, including an impressive list of CR initiatives within Delhaize Group. We take great pride in the extraordinary achievements our associates have reached so far, but know we can do even better. Our goal is to develop strategies and targets to improve further our corporate responsibility performance.

In 2008, our 141 000 associates have faced a very difficult economic environment with motivation, commitment and innovative thinking. We are grateful to all of them for their drive and energy. Thanks to them, Delhaize Group was able to stay the course. In 2009, we will face challenging economic times with strength, resilience and an exceptional attitude.

Finally we want to thank you, our shareholders, for your confidence and loyalty. With your continued support and collaboration in 2009, we will make of Delhaize Group an even stronger Company.

Count Jacobs de Hagen,	Pierre-Olivier Beckers,
Chairman of the	President and
Board of Directors	Chief Executive Officer

3

An International Group of Food Retailers

At the end of 2008, Delhaize Group operated companies in seven countries on three continents: the United States, Europe and Asia. For reporting purposes, these companies are grouped into four segments: the United States, Belgium, Greece and the Rest of the World.

United States

Strategy

The U.S. is the largest market for Delhaize Group. At the end of 2008, Delhaize Group operated 1 594 stores under different banners in the U.S. With 2008 revenues of USD 19 billion (EUR 13 billion), Delhaize U.S. accounted for 68.8% of revenues of the Group. Delhaize U.S. is the third largest supermarket operator by sales on the east coast of the U.S.

Performance

Number of Stores
1 549
1 570
1 594
2006
2007
2008

Revenues (in millions of USD)
17 293
18 172
19 239
2006
2007
2008

Brand positions

- 1 319 stores in 11 states in the Southeast and Mid-Atlantic
- Low price/low cost supermarket chain
- Conveniently sized format
- Ranked among America's top 10 healthiest supermarkets
- #1 in six Southeastern and Mid-Atlantic markets

- 167 stores in five states in the Northeast
- Full-service supermarkets
- High-quality fresh departments
- Ranked among America's top 10 healthiest supermarkets
- #1 in two New England markets

- 108 supermarkets in Florida
- Focused on fresh products and service
- #3 on the west coast of Florida

SEE MORE ON PAGE 32

Belgium

Strategy

Belgium is Delhaize Group's historic home market. At the end of 2008, Delhaize Group operated a multi-format network of 775 stores in Belgium, the Grand-Duchy of Luxembourg and Germany[1]. These can be grouped in three categories: supermarkets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service. In 2008, Delhaize Belgium's revenues of EUR 4 billion accounted for 23.2% of the Group total.

(1) Includes 4 stores in Germany that will be divested in 2009.

(2) Excluding 132 Di stores at the end of 2006.

Performance

Number of Stores(2)
711
728
775
2006
2007
2008

Revenues (in millions of EUR)
4 275
4 346
4 407
2006
2007
2008

Brand positions

- 148 company-operated and 215 affiliated supermarkets
- Large and distinct food assortment
- High-quality fresh departments and service
- #2 in Belgium

- 276 proximity stores
- Focused on convenient fresh food and meal solutions
- Neighborhood locations

- 136 franchised or company-operated stores
- Specialist in pet food and accessories
- #1 in Belgium

SEE MORE ON PAGE 36

4 - Delhaize Group - Annual Report 2008

Delhaize Group at a Glance
> Financial Highlights
> Profile
> Letter from the Chairman and the CEO
> Overview of Operating Companies
Our Strategy
Our Activities in 2008
Corporate Governance
Risk Factors
Financial Statements
Shareholder Information

with Local Identity

Greece

Strategy

In Greece, Delhaize Group owns 65.2% of Alfa-Beta, the country's second largest food retailer. Alfa-Beta operates a network of 201 food stores under different banners, realizing EUR 1 billion in revenues (7.0% of the Group total).

Performance

Number of Stores

148
159
201
2006
2007
2008

Revenues (in millions of EUR)

1 030
1 172
1 335
2006
2007
2008

Brand positions

- 135 large-assortment supermarkets
- High-quality fresh products and service
- Broad geographical presence

- 54 company-operated and affiliated proximity stores
- Focused on convenient fresh food and meal solutions
- Neighborhood locations

- 10 cash & carry stores
- Food sales to commercial customers

- 2 Lion Food Stores
- Low price supermarket focusing on convenience

SEE MORE ON PAGE 38

Rest of the World

Strategy

Delhaize Group's Rest of World segment includes operations in Romania and Indonesia (Delhaize Group holds a 51% investment in Lion Super Indo). In its 103 stores in these countries, Delhaize Group generated in 2008 revenues of EUR 201 million (1.0% of the Group total).

Performance

Romania
Indonesia
Rest of the World

Number of Stores

18
50
22
56
40
63
2006
2007
2008

Revenues (in millions of EUR)

137
165
201
2006
2007
2008

Brand positions

- 40 supermarkets and proximity stores in Romania
- Neighborhood supermarkets in dense urban areas
- Focus on fresh offering
- #1 supermarket operator in Bucharest

- 63 supermarkets in Indonesia
- Efficiently run neighborhood stores
- Focus on fresh offering
- #2 supermarket chain in Jakarta

SEE MORE ON PAGE 40

5

6 - Delhaize Group - Annual Report 2008

A SUSTAINABLE GROWTH STRATEGY IN A CHALLENGING ENVIRONMENT
Delhaize Group creates value through strong profitable revenue growth, a long-term commitment to connect with the customer through a local go-to-market strategy and regional leadership in selected markets, all the while leveraging the Group’s knowledge and experience: Group Strength combined with Local Expertise.
Generate Profitable Revenue Growth
CONCEPT DIFFERENTIATION
COMPETITIVE PRICING
NETWORK RENEWAL AND EXPANSION
SEE MORE ON PAGE 8
Pursue Best-in-Class Execution
TOOLS, SYSTEMS AND PROCESSES
STANDARDIZATION AND CONVERGENCE
COST MANAGEMENT
SEE MORE ON PAGE 16
Operate as a Responsible Corporate Citizen
OPERATE AS A RESPONSIBLE COMPANY
DELHAIZE GROUP’S CORPORATE RESPONSIBILITY STRATEGY
FIRST CORPORATE RESPONSIBILITY REPORT PUBLISHED IN 2008
SEE MORE ON PAGE 22

7

8 - Delhaize Group - Annual Report 2008

Generate Profitable Revenue Growth

Delhaize Group generates profitable revenue growth through clearly differentiated concepts offering competitive prices while continuously renewing and expanding its store network. In 2008, Delhaize Group continued the expansion of its private brand program in the U.S., the development of new store concepts such as Bottom Dollar Food in the U.S., Lion Food Stores in Greece and Red Market in Belgium. Throughout the Group, price investments were made to respond to the demands of an increasingly challenging consumer environment.

CONCEPT DIFFERENTIATION
COMPETITIVE PRICING
NETWORK RENEWAL AND EXPANSION

Concept Differentiation

Creating local distinctiveness is a key element of Delhaize Group’s go-to-market strategy. Delhaize Group wants to meet diverse consumer needs for smart and fast shopping, a large choice in convenient food products, and products that cater to their increasing appetite for healthy foods. The continuous renewal of stores and assortments is therefore essential. The ultimate objective is that customers say: “My store feels like ME!” and that all their food needs are met “within Delhaize Group walls.”

Distinct Assortments	Customer Knowledge

Concept differentiation is one of the engines of our business. Because we believe food retail is at its core a local enterprise, our assortments are distinctive and customized to meet local market needs. At the same time, passion for food is a common denominator throughout our network. All our stores offer a broad variety of fresh products, private and national brands, and prepared meals. We encourage our customers to discover new tastes, convenient cooking and healthy eating at affordable prices.

Attractive Fresh Products

Fresh products represent an important part of our stores’ locally differentiated offering. At Sweetbay we offer an extensive exotic produce offering, customized to the Hispanic community in the Florida market. Also Food Lion adapted its offering in a cluster of stores in the Raleigh, North Carolina market to cater to the needs of the growing Hispanic population in that area.

As a response to the current powerful health trend, several of our already state-of-the-art fresh produce departments have been complemented with self-service counters offering pre-sliced salads, vegetables and fruits. In early 2008, three Hannaford stores introduced Cooking-Show-to-Go, a combination of fresh ingredients and pre-sliced vegetables with easy-to-use instructions, ideally suited for consumers that want to cook healthy but lack the knowledge, inclination or time to start with raw ingredients. In 2008, Delhaize Belgium launched an equally convenient concept with Diet-in-the-Box, featuring practical, healthy and light meal concepts.

A successful local retailer knows and understands its customer base. This knowledge comes from a thorough understanding of the market through continued in-depth research. Food Lion, using this approach, has developed expertise in segmenting markets and clustering stores for a number of years now. In 2008, this segmentation and clustering work continued. Two customer segments were further developed and the assortments in the stores where these segments are over-represented were adapted. This market specific approach continues its success: all Food Lion markets renewed in 2007 reported comparable store sales growth above the Company’s average. During 2009, Food Lion has plans to customize its web-site content towards segment preferences.

Cooking Convenience

Consumers are increasingly looking for attractive alternatives to restaurant visits but they do not always want to cook at home. Almost all our stores, therefore, offer prepared meal programs or an extended range of freshly prepared deli items. In the U.S., the 2008 roll-out of the prepared meal program, On the Go Bistro, came at the right moment. This assortment of chilled prepared meals of restaurant quality was introduced at Food Lion, Bloom, Hannaford and Sweetbay and represents an important engine of growth. The program was developed in cooperation with Delhaize Belgium’s longstanding partner in the prepared meal program. At Delhaize Belgium, the number of prepared meals continued its phenomenal success with almost 23 million meals sold. In Greece, the prepared meals program now includes 405 items. Alfa-Beta sold 7.5 million such meals in 2008, a 15% increase over 2007.

10 - Delhaize Group - Annual Report 2008

Healthy Guidance

Consumers are looking for healthy foods, but they are also looking for meaningful guidance to make nutritious choices. In 2008, Guiding Stars - our nutritional information system developed by Hannaford - was introduced at Food Lion and Bloom. Sweetbay rolled out Guiding Stars in 2007. Based on an easy-to-use one, two or three-star rating, the system helps customers find their way through the multitude of nutritional product labels. Because of Guiding Stars’ success with our customers, we have decided to explore ways to open up the system to other retailers and manufacturers through licensing.

Recognition

Our Group’s efforts in the areas of health and wellness and responsible local sourcing do not go unnoticed. Health magazine, a leading publication on healthy eating and living, has ranked Food Lion and Hannaford among America’s top 10 healthiest grocery stores in recognition of the freshness of their produce and the availability of supplemental nutritional information. In addition to their organic produce offerings and Nature’s Place private brand, Food Lion and Hannaford earned high marks for the Guiding Stars program.

Responsible Assortment

Our operating companies want to offer organically grown and responsibly sourced items. Our Group was one of Europe’s pioneers in organic products. More than one-third of all organic products in Belgium are sold in one of our stores. In early 2008, Hannaford was celebrated as the largest certified-organic supermarket in New England, offering more than 3 000 organic and natural products, including the Nature’s Place private brand. Hannaford’s Close to Home program supports local farmers and producers and helps to strengthen local economies and communities. At Alfa-Beta, almost 100 new organic products and Close to Greek Nature private brand products were added in 2008. Super Indo continued to develop an assortment of organic fruits and vegetables. Delhaize Belgium expanded its fair-trade assortment that now includes more than 50 items. A new range of eco-friendly cleaning products was introduced in the fall of 2008. These products carry the Eco-label, a European designation for environmentally friendly items.

Competitive Pricing

Today’s consumers, more than ever, are concerned about price. A strong price proposition, resulting in a positive price image, is an important revenue growth driver. Throughout our network, we strive to offer competitive prices, always combined with outstanding product quality and service.

Improved Price Positioning

Our commitment is to offer our customers great prices while not compromising on the variety of our assortments and quality service offering. Throughout the year, our operating companies stepped up investments to solidify their price positioning. In addition, all of our operating companies reinforced their price communication through increased advertising or promotions.

At Food Lion, price investments started in the summer of 2008. To help customers save money in tough economic times, Food Lion launched its Meals for Less program, a money saving meal offer, where shoppers can get dinner for under USD 10. In-store displays with all ingredients were used to show how to make a low-cost, quick and easy meal. In June 2008, Hannaford lowered prices on more than 1 500 items storewide and maintained its price leadership vis-à-vis its closest grocery supermarket competitors. After the 2007 Locked in low prices campaign, Sweetbay continued its promotional activity with the Sweet Deal and Sweet Savings programs. As a result, Sweetbay’s price image continued to improve and in 2008, the brand posted the highest comparable store sales growth of all our U.S. operating companies.

At the beginning of 2008, Delhaize Belgium launched an important campaign to change both its price position and image. Two waves of price reductions were implemented in the first half of 2008, supported by increased advertising and communication. The 365 value private brand was put forward as an interesting alternative to hard-discount product ranges and comparative advertising was used to make this comparison visible to our customers. In the last quarter of 2008, Delhaize Belgium launched a new campaign featuring the tagline “When you take everything into account, it’s better here.” The new campaign combines a focus on great prices with highly recognized points of differentiation in convenience, choice and quality. As a result, Delhaize Belgium has significantly improved both its price reality and image.

During 2008, Alfa-Beta in Greece continued its commercial policy and carried out price investments securing its competitive positioning in the market. Alfa-Beta reduced prices up to 8% on 2 000 basic products throughout multiple categories.

12 - Delhaize Group - Annual Report 2008

Private Brand

Private brand products are used to differentiate our offering from the competition and to create customer loyalty. At the same time, they provide a means for revenue and gross margin growth. Private brand programs strengthen our ability to offer attractive prices while not compromising on product quality. They represent a good alternative to national brand products.

Particularly in the U.S., 2008 was an important year for private brand development. At all our U.S. operating companies, we accelerated the roll-out of a three-tiered program that includes a premium, a core and a value line. The launch was supported by strong promotional activity and advertising. The results were impressive: at the end of 2008, private brand sales penetration at Food Lion amounted to more than 19% of revenues, up from slightly less than 17% at the beginning of 2007. At Hannaford and Sweetbay private brands represented 22% of total revenues at the end of last year.

Private brands account for approximately 45% of Delhaize Belgium’s revenues. Revenues from the value line 365 consistently increased approximately 22% year-over-year and at the end of the year, the line accounted for almost 4% of sales.

In Romania, Mega Image’s private brand sales almost doubled. Our Romanian operations offer 365 as well as the house brand products of Delhaize Belgium and Alfa-Beta. In Greece, private brand revenues increased by almost 25% during 2008. New private brand products have been added at Alfa-Beta throughout all categories. Many other private brand products have been re-launched with a new packaging design. In 2008, Super Indo expanded the 365 range to more than 200 items and launched CARE in the non-food assortment.

Our category-specific private brands such as Nature’s Place for organic and natural products grew as a result of consumer concerns around health and wellness. In 2008, revenues from both Healthy Accents, our U.S. line for health and beauty products, and Home 360, the general merchandise line, increased 10% and 18% respectively.

Based on the experience of our U.S. operating companies, Delhaize Belgium started the re-launch of its proven private brand program by introducing the three-tiered approach as well. For the introduction of a premium brand, Delhaize Belgium borrowed the U.S.’s Taste of Inspirations brand name, first in fresh products and later in selected grocery categories. The repositioning was accompanied by new packaging designs.

Network Renewal
and Expansion

Generating profitable growth is the result of increased revenues from both existing stores and network expansion. Achieving strong market positions is only possible if our stores receive the continued appreciation of our customers because of their innovative concepts, convenience and proximity. To achieve this, we constantly renew and expand our store network.

Store Renewals

43 stores in total in 2008. The acquisition of 29 stores, mostly located in Northern Greece, was a great fill-in opportunity in an area where Alfa-Beta had a relatively limited presence. The acquisition included a brand new distribution center that will serve as a basis for further expansion in the Balkan region. The acquisition of 14 La Fourmi stores reinforced our position in Bucharest, the capital of Romania.

Portfolio Pruning

Delhaize Group constantly monitors the performance of its store network. Consistently underperforming stores are closed to redirect capital investment to more promising locations and to ensure the profitability of our network. During 2008, our U.S. operations closed 13 stores, primarily at Food Lion. In early 2009, Delhaize Group closed seven underperforming Sweetbay stores and started the process to divest the four stores Delhaize Belgium operates in Germany.

Since 2003, Food Lion’s store remodeling program has been based on a market-by-market approach. Instead of individual stores, entire markets are selected for remodeling. This allows for greater customer impact and improved advertising efficiency. From 2006 onwards, thorough market research has been used to determine whether a store will become a Food Lion, a Bloom or a Bottom Dollar Food store. During 2008, Delhaize Group re-launched 161 stores after remodeling or expansion work. Food Lion remodeled 151 stores, most of which in four markets: Savannah, Georgia; Wilmington, North Carolina and Richmond and Charlottesville, Virginia. All Food Lion markets that have been recently renewed reported comparable store sales above the Company’s average. In 2009, Food Lion will renew two additional markets: Daytona in Florida and Colombia in South Carolina. In 2008 in Belgium, Delhaize converted 10 Cash Fresh stores into Delhaize banners, and Alfa-Beta and Mega Image, respectively, converted the acquired Plus Hellas and La Fourmi stores.

Store Openings and Acquisitions

In the past year, we added a net of 128 stores to our worldwide network; 24 stores in the U.S., 37 at Delhaize Belgium, 42 Alfa-Beta and 25 in the segment “Rest of the World”. At the end of 2008, our store network included 2 673 stores.

Selective acquisitions reinforce our presence in local markets and fuel further growth. In Greece and Romania, we strengthened our market positions through the acquisition of

14 - Delhaize Group - Annual Report 2008

Innovative Concepts

Innovation is key to remain the customer’s store of choice and seize opportunities that come with new consumer trends. Delhaize Group invests considerable time and resources in the research and development of new store concepts. While all new ideas do not prove to be successful, each initiative is a source of learning to improve our customers shopping’s experience.

At the end of 2007, Hannaford opened a concept store that offered the typical assortment of a large store in a much smaller 35 000 ft2 floor plan. The result was a conveniently sized and cleverly organized store with the recognized Hannaford service. Hannaford is planning another smaller store format test in the near future.

In 2008, Food Lion opened a new Bottom Dollar Food prototype store in Mooresville, North Carolina. This store was significantly redesigned, compared to the existing Bottom Dollar Food stores. The footprint has been reduced and the assortments have been adapted to reflect the findings of in-depth customer research. The decor and “look and feel” is lighthearted and emphasizes low prices.

life laboratory for assortment innovations, low prices and new technologies. Price is indeed important, although the store offers much more. This concept store allows the customer to choose from a limited assortment of national and private brands, and produce. Shopping is simple, fast and convenient while respecting Delhaize Belgium’s high-quality standards. The store’s motto “There’s more to life than shopping!” underlines the fact that the stores want to help the customer enjoy life thanks to the time saved while shopping at Red Market.

Alfa-Beta opened two Lion Food Stores in the fall of 2008. These pilot stores offer national brand products, and attractively priced private brand products under the brands 365 and CARE. These stores focus on shopping convenience and low priced products.

In early 2009, Delhaize Group again opened a new concept store called Red Market, this time in Belgium. This store will act as a real-

16 - Delhaize Group - Annual Report 2008

Pursue Best-In-Class-Execution

In a high-volume industry characterized by low margins such as food retail, excellent execution offers a true competitive advantage. Sophisticated tools, state-of-the-art systems and streamlined processes are the foundation of profitable growth and good returns. Delhaize Group invests significantly in the design and engineering of its systems, from relatively simple back-office tools to complex supply chain optimization systems. Connecting and converging tools, systems, processes and people help our operating companies to address both current and future challenges with cost-effective and integrated solutions.

TOOLS, SYSTEMS AND PROCESSES
STANDARDIZATION AND CONVERGENCE
COST MANAGEMENT

Tools, Systems and Processes

Our results strongly depend on the effectiveness and efficiency of our transportation and distribution network, systems, tools and processes. Retail is detail. In this case, this means carrying millions of goods to and from our distribution centers and to our more than 2 600 stores. Every small improvement in these processes has a significant multiplier effect.

Customer Tools

Consumers have become increasingly smart shoppers. Delhaize Group invests heavily in the development of the right tools that make shopping more efficient and pleasant. Consumers are looking for more shopping efficiency and useful information, but they are not necessarily willing to pay for these enhancements.

The Hannaford concept store, opened in November 2007, has provided us with valuable data on customer reactions to some of the new tools we introduced there. One tool, the revolutionary new check-out flow - based on the next-in-line system at airports - has proved to be very successful and will be further developed. In cases where there are many people in one line, associates with handhelds, called Queue Busters, can assist the cashier to speed up the checkout process. Selected elements of this hardware and software will be implemented in traditional Hannaford stores in 2009, as well as selected Delhaize Belgium and Mega Image stores.

In addition to in-store customer tools, websites are a great way to connect with the customer and to provide him or her with up-to-date information. In 2008, an entirely new website for Guiding Stars (www.guidingstars.com) was developed and the websites of Food Lion (www.foodlion.com) and Sweetbay Supermarket (www.sweetbaysupermarket. com) were redesigned and enhanced.

Many of our stores are equipped with self-scanning devices. This helps customers save time, which in turn increases shopping pleasure. In 2008, Delhaize Belgium introduced Selfpay and Quickscan in some of its stores. Both systems enable customers to do their own checkout. Selfpay is the logical extension for self-scanning customers: after having scanned their items while shopping, the shopper can also pay at the Selfpay station. Quickscan is specifically designed for small baskets and enables the customer to scan and pay at an automated check-out stand. Alfa-Beta installed Price Checkers to allow customers to check product prices in the store.

In 2008, most of the Food Lion self-checkout stations were upgraded to improve the customer experience. In the new Bloom stores, newer displays and kiosks were installed to improve the customers’ ability to check prices, locate items and get information such as recipes. Additionally, Bloom has developed PAT (Personal Assistant Technology), a small electronic screen that is attached directly to the push handle of Bloom shopping carts, allowing the customer to view recipes and receive product information and promotions. The PAT shopping system is scheduled to be implemented as a pilot in the first quarter of 2009. All these leading-edge customer tools support Bloom’s “Shopping is a Breeze” concept.

18 - Delhaize Group - Annual Report 2008

Supply Chain and Common IT

Delhaize Group continues to invest significantly in supply chain and IT systems because they are vital to our business.

In 2008, the decision was made to integrate the supply chain organizations of all U.S. operating companies into one single supply chain master network. Integrating these networks will provide us with greater visibility on stock levels, enable us to obtain better supplier conditions, reduce transportation costs and improve the quality and freshness of our products. The implementation, taking place over several years, will start in 2009.

In 2008, Delhaize Belgium equipped its trucks with on-board computers to enable full visibility of movements of goods and truck load ratings. As a result, backhauling can be organized more easily : goods can be loaded at the supplier in case the driver is in the neighbourhood with an empty truck.

Also in Belgium, a brand new distribution center for fresh products will be opened in 2009. The warehouse will feature a state-of-the-art automated preparation system increasing productivity in the distribution center, optimizing truck loads through higher filling rates for individual crates, allowing for easier shelving in the stores, reducing the number of crates to be handled and ultimately improving the service levels to the stores.

Alfa-Beta acquired a 115 000 m2 plot of land outside Athens and has started the construction of a new modern distribution center for fresh products. In addition, the new distribution center acquired with the Plus Hellas stores in the north of Greece will provide the necessary space for our rapidly growing operations in that region.

In 2008, one of the Romanian distribution centers was expanded by 1 200 m². This additional area supports the Company’s recent network growth. Further extension of this distribution center is planned for 2009, which will double its floor space.

The voice picking technology implemented in the U.S. and in Belgium showed positive results. Therefore, it was introduced at Mega Image and will be implemented at Alfa-Beta in 2009.

Mega Image implemented a new direct store delivery receiving system in all stores that improved both the integrity of inventory management and the efficiency of the financial payment processes.

Super Indo introduced a new ordering system providing added efficiency in the distribution processes. In addition, our Indonesian operations extended the radio frequency (RF) usage in the picking terminals, reducing picking errors and showing real-time stock positions.

Data Analysis

During 2008, price optimization systems continued to deliver great results. This software is now used at Food Lion, Hannaford and Sweetbay.

Food Lion, Hannaford and Sweetbay are all using software systems to plan assortments and store planograms. Delhaize Belgium continues to test this software as well and may implement it in 2009. These tools, when combined with price optimization software and the detailed data from customer segmentation work, are a powerful way to connect with the local customer. ACIS, our inventory management system, is now implemented in all our U.S. operations and at Delhaize Belgium. At Delhaize Belgium, ACIS has provided the visibility needed to define store action plans and successfully reduced store inventory losses in 2008.

CAO (Computer Assisted Ordering) uses data captured by ACIS to determine optimal reordering quantities and timing. After the successful rollout in previous years of CAO at Hannaford in center store categories, CAO pilots were used effectively in some fresh departments in 2008. CAO was also introduced at Sweetbay in 2008 and yielded good results. Delhaize Belgium is currently running CAO pilots as well.

Our operating companies are upgrading their financial systems to improve the reliability and granularity of management information. The operations of our two acquisitions in Greece and Romania were efficiently integrated into the existing enterprise resource planning environment of Alfa-Beta and Mega Image. The first steps were taken to upgrade the financial systems at Delhaize Belgium.

During the year, we invested significantly in the security of transactional data systems in all operating companies in response to an illegal data intrusion into Hannaford’s computer network that resulted in the theft of certain customer credit and debit card number information at Hannaford and Sweetbay.

Synergies and Convergence

Our Group’s strength is supported by the close cooperation of its operating companies at the regional and global levels. They exchange ideas, share concepts and integrate systems, where it makes sense. All of this would be impossible without talented management.

Leveraging Talent

To support the creation of Group synergies and the exchange of best practices, Delhaize Group offers international training and development opportunities to its managers.

At the Leadership College, a small group of Delhaize Group leaders explore a business issue of importance to the whole company. This training program provides a platform for cross-company and cross-cultural exchange and lets the participants gain greater self-awareness. The 2008 theme for the Leadership College was Workforce Strategy for the Future. Another program is Skill of the Year. This program ensures that Delhaize Group leaders have a common skill base in certain essential competencies of our business. The program was rolled out for the first time in 2006. The themes to date have been: Finance Essentials, Executional Excellence and People Development.

Procurement

Procurement is another area where cross-company collaboration is a source of great synergies. Our operating companies leverage their combined skills in both direct and indirect procurement. Our pan-European private brand lines 365 and CARE are good examples of direct procurement work.

In 2008, approximately 100 SKUs were added to the 365 value line at Delhaize Belgium and Alfa-Beta, and an estimated 70 SKUs at Mega Image. At the end of 2008, the assortments in Greece, Belgium and Romania included approximately 950, 500 and 250 CARE items, respectively.

In the U.S., the roll-out of the three-tiered common private brand program was the result of close collaboration between Hannaford, Food Lion, Sweetbay and our Belgian operations. Indeed, Delhaize Belgium’s experience in building private brands goes back to the 19th century when the company was founded and served as a source of inspiration for the development of the U.S. private brand program, which now includes about 3 600 items. The common approach to sourcing resulted in a significant reduction for the cost of goods.

In early 2009, Delhaize Group joined AMS, a European buying alliance. By sourcing commodities on a European and global scale, AMS brings to its members the best possible quality products at the best possible prices. Through AMS’ international sourcing expertise, Delhaize Group will further optimize its price negotiations for its private brand programs.

Vendor Collaboration

In terms of our customer segmentation work in the U.S., we have started to leverage our partnerships with vendors to help them better understand the individual customer segments. Food Lion believes that through these partnerships they will gain collaborative insights and even more relevant programs. By sharing data with vendors and aligning their information systems, there is the opportunity to realize the full potential of segmentation.

20 - Delhaize Group - Annual Report 2008

Cost Management

Improving cost efficiency in a high-volume and low-margin industry such as food retail is an important driver of value creation. Costs that are taken out of the business can be invested in price reductions and other sales-building initiatives. Thus, a virtuous cycle of growth is created.

Opportunities

Throughout the year, our operating companies have continued to identify cost saving opportunities in a wide range of areas including our stores, the supply chain and support services. The Group realized cost savings of EUR 60 million in 2008.

In Belgium, for instance, our operations are delivering the results of their “Excel 2008-2010” project at a brisk pace. The project is a three-year plan to increase sales, reduce costs and increase efficiencies. Major cost savings were realized in 2008 through standardization of operating procedures and investments in tools and processes, mixed transportation, computer assisted ordering, process improvements and service contract renegotiations, new technologies and infrastructure. Improvements in store efficiency have enabled Delhaize Belgium to offset the negative impact of national wage inflation. Additionally, the plan aims at stimulating an overall cost awareness throughout the Belgian organization.

Another important cost-savings opportunity throughout our Group lies in the reduction of energy use, which is especially beneficial in times of high energy prices. Energy accounts for up to 10% of our stores’ and distribution centers’ operating costs. At the end of 2008, 725 Food Lion stores had earned the Energy Star label accounting for more than half of all Energy Star grocery stores in the U.S. Energy Star stores use 35% less energy than the average grocery store and thus help to offset the impact of increasing energy prices.

Through Food Lion’s long-standing commitment to energy conservation, its power consumption since 2000 has been reduced by 29.4%, or 2.5 trillion BTUs, the equivalent of powering about 480 stores annually. Before the end of 2009, 100 additional Food Lion stores will earn an Energy Star.

At Delhaize Belgium, several projects were implemented in the stores to realize energy savings through more efficient cooling and heating systems, new technologies and logistics. At the end of 2008, freezers with closed doors were installed in almost all the stores. Delhaize Belgium is targeting to reduce its energy consumption by 35% by 2020.

In conjunction with its Corporate Responsibility vision, the Group developed an inventory and status of current green IT initiatives across our operating companies. Our operating companies made considerable progress in this area. For example, through server virtualization, which consists of a drastic reduction in the number of servers, we decreased energy use and data center space requirements.

Delhaize Group is committed to further improve the leanness of the structure of our Company and to free up resources to invest in our development. Our cost-savings initiatives will continue to be built around increased store, supply chain and support service efficiency. To support revenue growth, profitability and cash flows in 2009, Delhaize Group plans EUR 100 million cost reductions and EUR 50 million working capital improvements.

22 - Delhaize Group - Annual Report 2008

Operate as a Responsible

Corporate Citizen

Beyond the creation of financial profit, we believe that our Group must play a role each and every day to improve the lives and the well-being of our customers, our associates and the communities of which we are an integral part.

OPERATE AS A RESPONSIBLE COMPANY

DELHAIZE GROUP’S CORPORATE RESPONSIBILITY STRATEGY

FIRST CORPORATE RESPONSIBILITY REPORT PUBLISHED IN 2008

Operate as a Responsible Company

“We are convinced that beyond the generation of financial profit, our Company must play a role each and every day to improve the lives and well-being of our customers and associates and the vitality of the communities in which we operate”, says Pierre-Olivier Beckers, President and Chief Executive Officer.

At Delhaize Group, our vision is to be the best food retailer in each market where we operate. We will successfully achieve that vision on the foundation of a deep sense of care and respect for our customers, each other, our communities and our planet. We are committed to the development of our associates, encouraging them to make healthy choices, and offering our customers healthy products. Through these commitments, rooted in our deeply ingrained values, we strive to play a responsible role in society that is critical to the long-term sustainability of our business.

Beyond acting as a good corporate citizen, we recognize that Corporate Responsibility has a positive impact on many fields of business. More particularly:

Strengthening our core business

Enhancing our brands

Cutting costs

Mitigating risks

Delhaize Group’s Corporate Responsibility Strategy

Understanding that not all Corporate Responsibility issues can be tackled simultaneously with the same intensity, Delhaize Group developed a focused Group-wide CR Strategy. We assessed materiality of a variety of CR issues, and then prioritized four focus areas in which we want to excel for the whole Group:

Safe and healthy, quality foods at affordable prices

Health and wellness of our customers and associates

Associate development

Energy conservation

In addition, socially responsible sourcing was identified as a fifth area for further exploration and goal development.

Beyond these five focus areas, Delhaize Group will continue a broad variety of initiatives under the umbrella of CR. In addition, we are continuously monitoring new issues and how best to address them in our strategy.

24 - Delhaize Group - Annual Report 2008

First Corporate Responsibility Report in 2008

In 2008, Delhaize Group published its first report on Corporate Responsibility (www.delhaizegroup.com). The primary goal of this first report was to make an inventory of our actions in the area of Corporate Responsibility, organized according to the three themes of People, Products and Planet with a common theme of Health & Wellness.

Our second Corporate Responsibility report is in preparation. It will give a global overview and detailed information about initiatives taken in our operating companies, our performance against our 2008 commitments, additional information on our strategic approach to CR, and new commitments.

26 - Delhaize Group - Annual Report 2008

FINANCIAL REVIEW
Realized 19.9% growth in group share in net profit at identical exchange rates
Grew operating profit by 2.1% at identical exchange rates
Increased revenues by 5.6% at identical exchange rates
Posted strong operating margin of 4.8%
Proposes gross dividend of EUR 1.48 per share, 2.8% higher than last year
BUSINESS REVIEW United States
Added 24 stores for a total of 1 594
Completed four market renewals at Food Lion
Guiding Stars rolled out at Food Lion, Bloom and Sweetbay
Accelerated introduction of three-tier private label program
Major cost reduction programs and price investments
SEE MORE ON PAGE 32
Belgium
Added 37 stores for a total of 775
Major changes to price positioning
Start “Excel Plan 2008-2010”
SEE MORE ON PAGE 36
Greece
Added 42 stores for a total of 201
Finalized acquisition of Plus Hellas
Opened 2 Lion Food stores, a new banner
SEE MORE ON PAGE 38
Romania
Acquired 14 La Fourmi stores of which 10 converted in 2008
Added 18 stores for a total of 40
Significantly increased private brand offering
Started upgrade check-out systems
SEE MORE ON PAGE 40
Indonesia
Added 7 stores for a total of 63
Extended private brand assortment
Modernized supply chain systems
SEE MORE ON PAGE 42

Financial Review

Income Statement

In 2008, Delhaize Group recorded revenues of EUR 19 billion. Compared to 2007, this represents an increase of 0.4% at actual exchange rates, impacted by the weakening of the U.S. dollar by 6.8% against the euro. Revenue growth was 5.6% at identical exchange rates. Organic revenue growth continued to be strong and was 4.2%. In 2008, our operating companies in the U.S. benefited from a 53rd calendar week resulting in an additional revenue contribution of EUR 258 million (USD 379 million).

Delhaize Group ended 2008 with a sales network of 2 673 stores, an increase of 128 stores compared to 2007, including 29 acquired Plus Hellas and 14 La Fourmi stores.

The U.S. operating companies generated 68.8% of Group revenues, Belgium 23.2%, Greece 7.0% and the Rest of the World segment (Romania and Indonesia) 1.0%.

In 2008, our operations in the United States realized revenues of USD 19.2 billion (EUR 13.1 billion), 5.9% higher compared to last year, in local currency. Excluding the 53rd week, revenues amounted to USD 18.9 billion (EUR 12.8 billion), 3.8% above 2007. Comparable store sales growth was 2.5% in 2008 supported by solid growth in all three U.S. operating companies.

pricing initiatives, expanded customer segmentation work and four market renewals. Hannaford gained from the continued success of its nutritional information system Guiding Stars. Sweetbay posted the highest comparable store sales growth of the three operating companies in the U.S. supported by continued price investments that led to an improved price reality, price image and market share.

Revenues at Delhaize Belgium amounted to EUR 4.4 billion in 2008, a 1.4% increase over 2007. Excluding the divestiture of the beauty and body care business Di in 2007 and the conversion of Cash Fresh stores into Delhaize banners, revenues would have grown by 2.9% in 2008. Comparable store sales growth was 2.2%. Market share declined by 54 basis points to 25.1% (source: AC Nielsen) but the trend improved consistently through the year resulting in a stable share in the fourth quarter of 2008.

In 2008, revenues in Greece grew by 13.8% to EUR 1.3 billion, due to high comparable store sales growth, store openings and the acquisition of Plus Hellas. Revenues of the Rest of the World segment (Romania and Indonesia) of Delhaize Group increased by 35.8% (at identical exchange rates) in 2008 to EUR 201 million due to the continued good performance in both countries and the acquisition of La Fourmi in Romania.

Across these companies, the development of our three-tier private brand program delivered strong results in 2008. Food Lion benefited from increased promotional and	Gross margin increased slightly to 25.3% of revenues. In the U.S., gross margin grew by 31 basis points to 27.7% due to an improvement in the sales mix at Food Lion

Non-GAAP Measures

In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter “Supplementary Information” of this report p. 116. A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on p. 128. The non-GAAP measures provided in this report have not been audited by the statutory auditor.

28 - Delhaize Group - Annual Report 2008

and Hannaford, primarily through higher private brand sales, and improved inventory management at Hannaford and Sweetbay. At Delhaize Belgium, gross margin declined by 37 basis points to 19.3% of revenues due to the negative impact of the conversion of company-operated Cash Fresh stores to affiliated stores and the sale of Di in 2007. All our operating companies were impacted by higher fuel costs.

Other operating income decreased by 11.4% to EUR 96 million due to lower gains from the sale of Cash Fresh stores to independents, and to the gain related to the sale of Di in 2007. The prior year other operating income also included a USD 11 million (EUR 8 million) gain on the disposal of idle property by Hannaford, while Alfa-Beta realized in 2008 a EUR 6 million gain on the sale of fixed assets.

Selling, general and administrative expenses (“SG&A”) increased by 11 basis points to 20.8% of revenues (20.7% in 2007). In the U.S., SG&A as a percentage of revenues increased by 18 basis points to 22.2% of revenues as a result of higher energy costs, increased staff costs at Food Lion and Hannaford, and higher advertising costs at Food Lion. At Delhaize Belgium, SG&A expenses decreased by 29 basis points to 16.4% of revenues mainly due to cost saving initiatives, the sale of Di and the Cash Fresh conversions. In Greece, SG&A increased by 118 basis points to 20.0% of revenues as a result of the unfavorable impact of Plus Hellas. The negative impact of the integration of Plus Hellas on the operating profit of Alfa-Beta was EUR 11 million.

Other operating expenses amounted to EUR 50 million in 2008, compared to EUR 36 million in 2007. The 2008 result was mainly impacted by a USD 21 million (EUR 15 million) impairment charge related to 19 Sweetbay stores and a USD 24 million (EUR 16 million) store closing charge (of which USD 7 million impairment charge) on 7 other to be closed Sweetbay stores in the fourth quarter.

Delhaize Group was again able to maintain one of the best operating margins in its industry at 4.8% of revenues. Operating profit decreased by 3.5% at actual exchange rates to EUR 904 million and increased by 2.1% at identical exchange rates. Excluding acquisitions and the 2008 impairment and store closing charges at Sweetbay, Delhaize Group’s operating profit would have increased by 6.9% at identical exchange rates. Delhaize Group’s U.S. business contributed 79.7% of the total Group operating profit, Delhaize Belgium 18.3% and Greece 5.1%.

Net financial expenses amounted to EUR 202 million compared to EUR 332 million in 2007. At identical exchange rates, net financial expenses decreased by 35.6% as a result of lower interest expenses following the debt refinancing performed in 2007, and because prior year included a EUR 101 million charge related to that debt refinancing. At the end of 2008, Delhaize Group’s financial debt had an average interest rate of 5.6% (6.7% in 2007 and 7.3% in 2006), excluding finance leases and taking into account the effect of interest rate swaps.

In 2008, Delhaize Group’s profit before tax and discontinued operations increased by 16.3% to EUR 702 million mainly as a result of lower financial expenses.

In 2008, income taxes amounted to EUR 217 million, a 6.5% increase compared to 2007. The effective tax rate decreased from 33.7% to 30.9% primarily due to the positive resolution of federal tax matters in the U.S. in 2008 and the absence of an intercompany dividend in 2008.

Net profit from continuing operations increased by +21.2% at actual exchange rates to EUR 485 million, or EUR 4.76 basic per share (EUR 3.95 in 2007) as a result of higher operating profit and a lower effective tax rate. Excluding the impact of the 53rd week, net profit from continuing operations increased by 22.6% at identical exchange rates.

In 2008, the result from discontinued operations, net of tax, amounted to EUR -6 million compared to EUR 24 million in 2007 which included a positive accumulated foreign currency translation adjustment recorded as part of the closing of the sale of Delvita. As a result of our decision to start the process to sell our four German stores, the results from the German operations are included in discontinued operations both for 2008 and 2007.

Net profit attributable to minority interest amounted to EUR 12 million, compared to EUR 15 million in 2007, a decrease of 15.2% as a result of the lower operating profit and higher financial expenses at Alfa-Beta due to the acquisition of Plus Hellas, and the fact that Delhaize Group increased its stake in Alfa-Beta during 2008.

Group share in net profit amounted to EUR 467 million, an increase of 13.9% at actual exchange rates (19.9% at identical exchange rates) compared to 2007. Per share, basic net profit was EUR 4.70 (11.9% more than the EUR 4.20 in 2007) and diluted net profit EUR 4.59 (EUR 4.04 in 2007).

Cash Flow Statement

In 2008, net cash provided by operating activities amounted to EUR 927 million, a decrease of 0.6%. Higher profit and lower tax and interest payments were offset by more cash used in working capital, the latter due to the fact that year-end invoice payments were included in the 53rd week.

Net cash used in investing activities amounted to EUR 770 million, an increase of 22.3% compared to 2007. In 2007, net cash used in investing activities was positively impacted by EUR 119 million proceeds received for the disposals of Delvita and DI while in 2008 the Company spent EUR 100 million for the acquisitions of PLLC and Plus Hellas in Greece, La Fourmi in Romania and an additional 3.95% investment in Alfa-Beta shares.

Capital expenditures decreased by 2.1% to EUR 714 million, or 3.8% of revenues, the same level as in 2007. At identical exchange rates, capital expenditures increased by 3.0% mainly due to higher spending at Alfa-Beta and at Mega Image as a result of the remodeling work of the newly acquired stores. In 2008, 67.3% of total capital expenditures were invested in the U.S. activities of the Group, 16.4% in the Belgian operations, 12.3% in Greece; 2.8% in the Rest of the World segment and 1.2% in the Corporate activities.

Investments in new store openings decreased from EUR 173 million in 2007 to EUR 139 million in 2008 (19.4% of total capital expenditures). Delhaize Group invested EUR 300 million (42.0% of capital expenditures) in store remodeling and expansions (EUR 317 million in 2007). In the U.S., 161 existing stores were re-launched after remodeling and store renewal work. In Belgium, 15 company-operated supermarkets underwent a remodeling. Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 275 million (38.6% of total capital expenditures), compared to EUR 239 million in 2007.

Net cash used in financing activities amounted to EUR 93 million, a decrease of 72.3% compared with the prior year due primarily to much lower repayments of debt in 2008 than in 2007. During 2008, the Group issued a EUR 80 million bond for the financing of the acquisition of Plus Hellas and paid back EUR 63 million less in long-term loans. The Group incurred short-term borrowings of EUR 109 million in 2008 compared to net repayments of EUR 51 million in 2007.

In 2008, Delhaize Group generated free cash flow of EUR 150 million, compared to EUR 326 million in 2007. The decrease was a result of more cash used in investing activities due to the acquisitions of Plus Hellas and La Fourmi, while in 2007 the divestitures of Di and Delvita resulted in EUR 119 million cash inflow.

Balance Sheet

At the end of 2008, Delhaize Group’s total assets amounted to EUR 10 billion, 9.9% higher than at the end of 2007 mainly as a result of our investments in property, plant and equipment.

At the end of 2008, Delhaize Group’s sales network consisted of 2 673 stores, an increase of 128 stores compared to 2007. Of these 2 673 stores, 330 were owned by the Company. Delhaize Group also owned 12 warehousing facilities in the U.S., 6 in Belgium, 3 in Greece and 2 in the Rest of the World segment.

At the end of 2008, total equity, had increased by 14.1% to EUR 4.2 billion as a

30 - Delhaize Group - Annual Report 2008

result of the realized net profit of the period. The number of Delhaize Group shares, including treasury shares, increased in 2008 by 302 777 newly issued shares to 101 million. Delhaize Group owned 914 716 treasury shares at the end of 2008.

At the end of 2008, Delhaize Group’s net debt amounted to EUR 2.4 billion, an increase of EUR 158 million compared to EUR 2.2 billion the previous year, mainly as a result of the strengthening of the U.S. dollar by 5.8% between the two balance sheet dates. The net debt to equity ratio continued to improve, decreasing from 61.0% at the end of 2007 to 57.3% at the end of 2008.

At the end of 2008, Delhaize Group had total annual minimum operating lease commitments for 2009 of EUR 254 million including EUR 13 million related to closed stores. These leases generally have terms that range between 1 and 30 years with renewal options ranging within similar ranges.

Recent Events

In January 2009, Delhaize Group raised USD 300 million in a bond offering for qualified investors in the U.S. The proceeds of this issuance will be used for general corporate purposes, including the payment of maturing debt.

On January 2, 2009, Delhaize Group entered into an agreement to acquire two of its affiliated stores, based in Luxembourg, and to integrate them into its Company operated sales network. The purchase price is EUR 25 million, subject to contractual adjustments.

United States

To better address local consumer needs and characteristics, Delhaize Group operates its U.S. stores through different operating companies (Food Lion LLC, Hannaford and Sweetbay) and under different banners.

As of December 31, 2008

Stores	1 158(1)	64	28	69	167	108
Area	Southeast and	Maryland, Virginia,	Maryland, Virginia,	Georgia and Northern Florida,	Northeast	Florida
	Mid-Atlantic	North Carolina, South Carolina	North Carolina	South Carolina
Format	Supermarket	Supermarket	Discount	Supermarket	Supermarket	Supermarket
Surface range (sq.ft.)	25 500-35 500	38 000	20 000-35 400	21 000	35 000-55 000	38 000-49 700
Number of products	15 000-20 000	21 000-25 000	6 500-8 000	15 000-20 000	32 000-44 000	34 000-38 000
(1) Incl. 9 Reid’s stores
				2008	2007	Change
Number of stores				1 594	1 570	+24
Revenues(1)				19 239	18 172	+5.9%
Operating profit(1)				1 060	1 023	+3.6%
Operating margin				5.5%	5.6%	-12bps
Capital expenditures(1)				707	749	-5.7%
Number of associates				108 808	107 920	+0.8%
(1) In millions of USD

32 - Delhaize Group - Annual Report 2008

Market

In 2008, the United States posted real GDP growth of 1.4% compared to 2.2% in 2007. Unemployment rates increased significantly in 2008 to 5.8% compared to 4.6% in 2007. Overall inflation picked up strongly and was 5.4% (4.1% in 2007) and national food inflation was higher at 5.6% (4.2% in 2007)(1) particularly driven by higher commodity prices.

During 2008, the financial and real estate crises have severely impacted the U.S. economy. As a result of increased unemployment, mounting oil prices, declining house prices, U.S. consumers have changed their spending behavior. They started to trade down, first within and later between categories. Competition continued to be aggressive in most markets where Delhaize Group operates, but without becoming irrational.

Strategy

Delhaize Group focuses on operating supermarkets on the East Coast of the United States, from Maine to Florida. All its supermarkets have a strong focus on a large variety in food offering, excellent service, competitive pricing and a convenient location and store layout, while its discount format Bottom Dollar Food combines a more limited food assortment with a very sharp price positioning.

To better address local consumer needs and characteristics, Delhaize Group operates its U.S. stores through different operating companies (Food Lion LLC, Hannaford and Sweetbay) and under different banners. This has resulted in strong market shares and brand recognition in the regions where it operates.

In the Southeast and Mid-Atlantic U.S., Food Lion LLC goes to market using a multi-banner strategy. Food Lion, its most important banner, combines a broad food offering with highly competitive prices and a dense store network. Bloom offers a rich and highly qualitative assortment with competitive prices and provides customers with useful information on health and nutrition. Bottom Dollar is a pleasant and customer-friendly discount format, focused on very competitive prices with an assortment of approximately

7 000 products. Harveys is a strong regional supermarket operator in Georgia and Northern Florida, and recently entered the South Carolina market.

In the Northeast of the U.S., Hannaford operates large supermarkets most of which featuring a pharmacy. Hannaford offers an outstanding and distinct assortment of fresh products and perishables combined with a competitive Every Day Low Price positioning. Hannaford is a pioneer in new industry developments, in food products, services and shopping experience.

Sweetbay Supermarket, located on the West coast of Florida, offers fresh products and service departments combined with a competitive value proposition. Sweetbay focuses on exciting and diverse tastes which are important to Floridians. Sweetbay also has a strong Hispanic product offering adapted to the local communities.

OUTLOOK FOR 2009

   Open 38-43 new stores and remodel 52

   Renewal of the Daytona, Florida and Columbia, South Carolina markets

   Further customer clustering and segmentation work at Food Lion

   Start implementation of U.S. supply chain master netTo better address local consumer needs and characteristics, Delhaize Group operates its U.S. stores through different operating companies (Food Lion LLC, Hannaford and Sweetbay) and under different banners. work

(1) Source: U.S. Bureau of Economic Analysis; U.S. Bureau of Labor Statistics

Store Network

Food Lion

Food Lion, LLC operated 1 319 stores across 11 states at the end of 2008. In 2008, Food Lion, LLC opened 30 new stores (including 3 Bloom and 1 Harveys stores). Taking into consideration 10 store closings, this resulted in a net increase of 20 stores. The Company impacted 151 of its stores in its renewal programs. During 2008, the Wilmington, North Carolina (50) Richmond and Charlottesville (43), Virginia and Savannah, Georgia (8) markets were remodeled.

Hannaford

Hannaford ended the year with 167 stores which represents an increase of 2 new stores over last year. Hannaford remodeled 8 stores in 2008.

Sweetbay

In 2008, Sweetbay added 2 new stores to its network and remodeled another 2. At the end of 2008, Sweetbay opened 108 stores. In early 2009, Delhaize Group closed 7 underperforming Sweetbay stores.

Performance

In 2008, revenues of Delhaize Group’s U.S. companies grew by 5.9% to USD 19.2 billion (EUR 13.1 billion). Excluding the 53rd week, revenues amounted to USD 18.9 billion (EUR 12.8 billion), an increase of 3.8% over 2007. In 2008, comparable store sales increased by 2.5% supported by solid growth in all three U.S. operating companies. This was particularly the case at Sweetbay, which posted the highest comparable store sales growth of the three U.S. operating companies during the year. Sweetbay continues to make progress in a difficult market and faced with tough competition.

The strong sales momentum generated from the U.S. operating companies was a result of the positive impact of initiatives around price and promotions, market segmentation and renewals, assortment changes and customer guidance on healthy and nutritious food products.

Gross margin increased by 31 basis points to 27.7%, due to a combination of sales mix improvements, particularly as a result of significantly higher private brand sales and improved inventory management. At the end of 2008, private brand sales amounted to more than 19% of total sales at Food Lion, compared to 17.3% at the end of 2007. These gross margin improvements were partially offset by price investments, first at Sweetbay followed by price initiatives at Hannaford and Food Lion later during the year. Selling, general and administrative expenses as a percentage of revenues increased slightly, due to increased payroll expenses, rising fuel prices and higher healthcare expenses offset mostly by successful cost savings initiatives. Operating margin decreased by 12 basis points to 5.5% and operating profit grew by 3.6%.

34 - Delhaize Group - Annual Report 2008

Belgium

As of December 31, 2008

Market

In 2008, the Belgian real GDP grew by 1.4%
compared to 2.6% growth in 2007(1). Total
employment increased by 1.5% compared to
2007. Overall consumer confidence
weakened. General inflation was 4.5% and
national food inflation 5.8%(2). In 2008, price
was top-of-mind for the consumer due to
high food inflation and economic uncertainty.
The competitive climate was generally stable.
The market segment of discount and
proximity stores continued to expand.

Strategy

Delhaize Belgium goes to market through a
variety of company-operated and affiliated
store formats: supermarkets, convenience
and proximity stores and specialty stores. It
builds on a number of strategic pillars to
grow sales: a differentiated and very
attractive assortment of fresh and convenient
food products, pleasant and easy-to-shop
stores, a competitive price proposition, and
continued network growth.

(1)  Source: National Bank of Belgium
(2) Source: Belgian Federal Ministry of Economic Affairs

Stores	141	7	215	24	182	70	136
Format	Company operated supermarkets	Company operated supermarkets	Affiliated supermarkets	Company operated urban convenience stores	Affiliated convenience stores	Affiliated convenience stores	Franchised and company operated pet food stores
Average surface (sq.m.)	1 912	1 233	1 136	530	500	145	440
Number of products	19 500	13 000	12 000-18 000	7 000	8 000	2 000	3 600

					2008	2007	Change
			Number of stores		775	738	+37
			Revenues(1)		4 407	4 346	+1.4%
			Operating profit(1)		166	168	-1.1%
			Operating margin		3.8%	3.8%	-10bps
			Capital expenditures(1)		117	114	+2.5%
			Number of associates		17 167	17 190	-0.1%
			(1) In millions of EUR

36 - Delhaize Group - Annual Report 2008

Store Network

In 2008, Delhaize Belgium added a net of 37 stores to its network. This included 2 company-operated supermarkets in Belgium, 26 affiliated convenience stores and 10 affiliated supermarkets. Delhaize Belgium also converted 10 Cash Fresh stores to Delhaize banners. The company continued the expansion of its network of pet supply stores with the addition of 10 Tom & Co units.

An important part of the growth of Delhaize Belgium is based on the continued expansion of the network of affiliated stores operating under Delhaize banners. These stores include large supermarkets as well as smaller sized proximity stores. Over the past years, these affiliated operators have invested heavily in remodeling their stores and are increasingly adopting the new concepts developed in the company-operated stores such as open fish workshops, deli stands and butcher shops.

At the end of 2008, Delhaize Belgium’s network consisted of 775 stores, including 141 company-operated supermarkets in Belgium, 40 stores in the Grand-Duchy of Luxembourg, four in Germany and one in France. In addition, 15 supermarkets were remodeled in Belgium in 2008. Total capital expenditures in Belgium amounted to EUR 117 million, a 2.5% increase from 2008. In January 2009, Delhaize Belgium announced it had started the process to divest the four German stores.

In January 2009, Delhaize Group opened in Belgium a new concept store called Red Market which offers the possibility to shop easily and quickly at very competitive prices. The store adheres to the high quality standards for food products and service that Delhaize Belgium is renowned for. Some of the innovations include 100% self-scanning and a checkout system that is based on the next-in-line airport queuing system. The store offers very low prices. Successful innovations will be reviewed for implementation in other stores in Belgium and elsewhere in the Group.

Performance

In 2008, Delhaize Belgium posted revenues of EUR 4.4 billion, an increase of 1.4% over 2007. Comparable stores sales increased by 2.2%, an improvement compared to 1.6% in 2007, as a result of a higher number of customer transactions. Market share was slightly under pressure, but the trend improved during the year to a share of 25.1% for the full year (Source: AC Nielsen).

In 2008, Delhaize Belgium continued to build on the price initiatives started in 2007. Two waves of price reductions resulted in a significant improvement of the Company’s price position while increased advertising and communication efforts during the year gradually changed the customer’s price perception of Delhaize Belgium. Throughout the year, internal food inflation, a measure that follows store retail price inflation, was on average 240 basis points lower than national food inflation.

In 2008, the range of the 365 value brand was extended with new items and accounted for approximately 4% of sales. Revenues of 365 consistently increased with approximately 22% year-on-year. The increased revenues from the 365 range are proof of a change in the customer’s price perception of Delhaize Belgium.

In 2008, gross margin of Delhaize Belgium declined by 37 basis points to 19.3% of revenues due to the negative impact of the conversion of company-operated Cash Fresh stores to affiliated stores and the sale of Di. Selling, general and administrative expenses decreased by 29 basis points to 16.4% of revenues mainly due to the sale of Di, the Cash Fresh conversions and the successful implementation of cost saving initiatives. As a result, the operating margin of Delhaize Belgium remained stable at 3.8% of revenues and operating profit remained stable at EUR 166 million.

Delhaize Belgium continues to see the benefits from the implementation of ACIS, the average cost inventory management system used in our stores. Store inventory losses have rapidly decreased. The comprehensive and ambitious plan “Excel 2008-2010” has yielded its first results. The plan will continue to be rolled out in the coming years. The plan will accelerate sales growth while at the same time reducing costs, standardizing processes and increasing efficiency.

(1) Excluding Di-stores sold in the second quarter of 2007

OUTLOOK FOR 2009

Open between 29 and 34 stores
Launch new test store concept Red Market
Open new distribution center for fresh food
Continue to execute “Excel 2008-2010” plan

37

Greece

As of December 31, 2008

Stores	135	13	22	19	10	2
Format	Company- operated supermarkets	Company- operated urban convenience store	Affiliated convenience store	Affiliated convenience store	Cash & carry stores	Low price supermarket
Surface range (sq.m.)	700-3 500	380-550	200-350	500-700	1 450-3 550	900-1 000
Number of products	13 500	4 600	4 200	6 100	8 500	3 000

				2008	2007	Change
Number of stores				201	159	+42
Revenues(1)				1 335	1 173	+13.8%
Operating profit(1)				46	51	-10.6%
Operating margin				3.4%	4.4%	-94bps
Capital expenditures(1)				88	37	+140.1%
Number of associates				8 821	7 545	+16.9%
(1) In millions of EUR

38 - Delhaize Group - Annual Report 2008

Market

In 2008, the real gross domestic product of Greece increased by 2.8%, compared to 4.1% in 2007. Compared to 2007, the unemployment rate continued to decline from 8.3% to 8%. Overall inflation was 5.5% (2.9% in 2007) and national food inflation amounted to 4.8% (3.2% in 2007)(1).

Strategy

Alfa-Beta strives to be the preferred Greek food retailer. Its stores offer a large assortment including fresh and organic products and local specialties. Alfa-Beta is known for its modern facilities, high quality service and convenience. The Company operates a rapidly growing multi-format store network throughout Greece comprising supermarkets, proximity stores and cash and carry stores.

In 2008, Alfa-Beta has opened 2 new concept stores, called Lion Food Stores. These stores enable customers to shop quickly and conveniently and offer attractively priced private brand products and national brands. Alfa-Beta intends to implement some of the learnings from these stores in other supermarkets.

Store Network

In 2008, Alfa-Beta added 42 stores to its network, including 8 company-operated supermarkets and 5 affiliated convenience stores. At the end of 2008, the Alfa-Beta store network consisted of 201 stores. Alfa-Beta reinforced its presence in the North of Greece where it was less present through the acquisition of Plus Hellas. As a result, 29 stores and a new distribution center were added to the network. The brand new distribution center provides the necessary capacity for rapid growth in the North of Greece. Alfa-Beta’s total capital expenditures increased from EUR 37 million in 2007 to EUR 88 million in 2008, partially to remodel the acquired Plus Hellas stores.

comparable stores sales growth and the continued expansion of the store network. Alfa-Beta’s market share increased from +13.7% in 2007 to 14.5% in 2008 (source: AC Nielsen).

Alfa-Beta continued to reinforce its product range, including organic products and private label items. Mid 2008, Alfa-Beta invested in price cuts, responding to the needs of consumers under increasing pressure. Alfa-Beta further improved its service offering by installing price checkers and new check-out software. It executed a dynamic remodeling and store opening program. Alfa-Beta also continued to invest in store and supply chain efficiency. In 2008, it acquired a plot of land on which a new storage and distribution centre for fresh products will be constructed.

In 2008, gross margin decreased by 24 basis points to 22.7% mainly due to higher warehouse expenses, and the effect of price investments made in the summer. Selling, general and administrative expenses, increased by 118 basis points to 20.0% of revenues, largely as a result of the Plus Hellas acquisition. The operating margin of Alfa-Beta decreased from 4.4% in 2007 to 3.4% in 2008, again largely due to Plus Hellas. Operating profit decreased by 10.6% to EUR 46 million.

Performance

In 2008, Alfa-Beta posted revenues of EUR 1.3 billion, an increase of 13.8% compared to 2007. This was the third consecutive year of double-digit revenue growth. This outstanding performance was the result of excellent

OUTLOOK FOR 2009
Add 16 stores for a total of 217
Further reinforce differentiation in assortment and service
Continue to learn from Lion Food stores

(1) Source: General Secretariat of National Statistical Service of Greece

As of December 31, 2008
Stores			40
Area	Bucharest, Constanza, Ploiesti
Format		Supermarket
Average surface (sq.m.)			800
Number of products			6 500

	2008	2007	Change
Number of stores	40	22	+18
Number of associates	1 877	1 247	+50.5%

40 - Delhaize Group - Annual Report 2008

Rest of the World:
Romania and Indonesia

Mega Image in Romania and Lion Super Indo (51% owned by Delhaize Group) in Indonesia are both included in the ‘Rest of the World’ segment of Delhaize Group. Both countries have their own go-to-market strategy, adapted to the local communities and markets.

Romania

Market

In 2008, real gross domestic product in Romania increased by 8%. General inflation increased significantly to 9.2% compared to 3.9% last year, while food inflation increased to 12%(1).

Strategy

Mega Image operates neighborhood supermarkets that focus on variety, fresh offering, proximity and competitive prices. It particularly focuses on dense urban areas, with special attention for location convenience.

Store Network and Operations

At the end of 2008, Mega Image’s store network counted 40 stores, or 18 stores more than at the end of 2007, almost doubling the store network. In 2008, Mega Image acquired 14 La Fourmi stores of which 10 were converted in 2008. Mega Image plans to open approximately 8 stores in 2009.

Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe.

(1)  Source: Eurostat

Mega Image will continue to strengthen its presence in this region in the coming years. During 2008, Mega Image continued the modernization of its stores with renewed bakery departments and an increased focus on fresh meats. Mega Image’s stores all offer the private label ranges 365, CARE and the house brands available at Delhaize Belgium and Alfa-Beta.

In 2009, our Romanian operations will continue the roll-out of the private label assortment and further strengthen their fresh offering especially in the meat department. Mega Image will also prepare the construction of a new distribution center that will increase the efficiency of its supply chain operations.

Indonesia
As of December 31, 2008
Stores			63
Area			Java, Sumatra
Format			Supermarket
Range Surface (sq.m.)			950
Number of Products			8 000

	2008	2007	Change
Number of stores	63	56	+7
Number of associates	4 319	3 929	+9.9%

Market

In 2008, the real gross domestic product growth was 5.9%, compared to 6.1% in 2007. The global financial crisis, high global food and oil prices slightly reduced growth. General inflation in Indonesia was up to 16.3% in 2008, a significant increase compared to 11.3% in 2007(1).

Strategy

Lion Super Indo (51% owned by Delhaize Group) operates supermarkets in Jakarta, the capital of Indonesia and in other larger cities on the island of Java. Super Indo supermarkets are efficiently run stores which offer a wide variety of fresh products, with a focus on produce and fresh meat, at low prices. The offer of high quality fresh meat is an important element of differentiation from the competition.

Store Network and Operations

At the end of 2008, the network of Lion Super Indo included 63 stores, 7 more than in 2007. In 2009, Delhaize Group plans to increase its sales network in Indonesia with 11 stores to a total of 74 stores. The Super Indo stores are located in very densely populated cities such as Jakarta, Bandung and Yogakarta.

During 2008, Super Indo stores increased their private brand offering that includes a local version of the value lines 365 and CARE.

(1)  Source: Bank of Indonesia

These product ranges as well as dairy and frozen categories will be further developed in 2009. Super Indo continues to invest in its supply chain. The use of radio frequency - (RF) technology was stepped up during 2008 through the introduction of a new ordering system for the stores. In 2009, the Company will continue to centralize deliveries through its existing warehouses and decrease the number of direct supplier deliveries to the stores.

Super Indo has a strong company culture and significantly invests in people development. The company is very active in campus recruitment and strongly believes in career development throughout all levels of the organization.

42 - Delhaize Group - Annual Report 2008

Rest of the World
Segment Performance

Financial results of Mega Image in Romania and Super Indo in Indonesia are reported on a combined basis and represent the “Rest of the World“ segment of Delhaize Group.

In 2008, the revenues of the Rest of the World segment (Romania and Indonesia(1)) amounted to EUR 201 million, showing an exceptional increase of 35.8% versus the prior year at identical exchange rates. This significant increase in revenues was supported by strong comparable store sales growth and store network development.

In Romania, continued reinforcement of the assortment, store modernization and the acquisition and successful conversion of the La Fourmi stores supported revenue growth.

In Indonesia, new store openings and an approach of low prices, combined with efficient shopping resulted again in double digit revenue growth.

Operating profit amounted to EUR 3 million, a decrease of 22.1% compared to 2007 mainly as a result of operational foreign exchange losses incurred by Mega Image as a result of the weakening of the local currency against the euro.

(1)  The Indonesian operating company Lion Super Indo is 51% owned by Delhaize Group.

	2008	2007	Change
Revenues(1)	201	165	+21.8%
Operating profit(1)	3	4	-22.1%
Operating margin	1.5%	2.3%	-84bps
Capital expenditures(1)	20	12	+63.1%
(1) In millions of EUR

Corporate Governance

Board of Directors

Count Jacobs de Hagen (1940)

Chairman since 2003

Former Chairman of the Executive Committee of UCB

Former Chairman of the Board of UCB,

Board member of Belgacom, SN Brussels Airlines

Former Chairman of Federation of Enterprises in

Belgium and Former President of BUSINESSEUROPE

Dr. at Laws, Master of Econ. Sciences

Elected 2003

Pierre-Olivier Beckers (1960)

President and CEO since 1999

President of the Belgian Olympic and Interfederal Committee

Chairman of CIES and Board Member of Food Marketing

Institute

Master in Applied Economics, MBA

Elected 1995

Claire Babrowski (1957)

EVP and Chief Operating Officer of Toys “R” Us

Former COO and acting CEO of RadioShack

Former Senior EVP and Chief Restaurant Operations

Officer of McDonald’s Corp.

MBA

Elected 2006

Hugh G. Farrington (1945) Former President and CEO of Hannaford Former Vice Chairman of Delhaize America Former Executive Vice President of Delhaize Group BA in History, MA in Education Elected 2005

François Cornélis (1949)

Vice Chairman of the Executive Committee of Total and

President of Chemicals

Chairman of the European Chemical Industry Council

(CEFIC) and the Royal Automobile Club of Belgium

Member of the Global Advisory Council of the

Conference Board and Chairman of its European

Steering Committee

Director of Sofina

Civil Engineer

Elected 2008

Robert J. Murray (1941)

Former Chairman, President and CEO of New England

Business Service

Former EVP North Atlantic Group Gillette

Former Board member of Hannaford

Board member of LoJack Corp., The Hannover Insurance

Group, IDEXX Laboratories, Tupperware Brands Corp.

Bachelor of Science in Business Administration, MBA

Elected 2001

Count Goblet d’Alviella (1948)

CEO of Sofina

Vice Chairman of the Board of Sofina

Board member at GDF Suez, Eurazeo, Danone,

Caledonia Investments

Former Managing Director of Paine Webber Group

Commercial Engineer, MBA

Elected 2001

Didier Smits (1962) Managing Director of Papeteries Aubry Former Manager of Advanced Technics Company Master in Econ. and Fin. Sciences Elected 1996

Count de Pret Roose de Calesberg (1944)

Former CFO of Umicore and UCB

Board member of Anheuser-Busch Inbev, Umicore,

UCB and Sibelco

Member of the Supervisory Board of Lesaffre & Cie

Commercial Engineer

Elected 2002

Jack L. Stahl (1953)

Former President and CEO of Revlon

Former President and COO of Coca-Cola

Former Group President and CFO of Coca-Cola America

Board member at Schering-Plough, Dr. Pepper Snapple

Group

Board member of non profit organizations

MBA

Appointed by the Board in 2008

Jacques de Vaucleroy (1961) Member Executive Board ING Group and CEO of ING Insurance Europe Degree in Law, Master of Business Law Elected 2005

Baron Vansteenkiste (1947)

CEO of Recticel

Chairman of the Board of Spector Photo Group and Telindus

Board member at Sioen, Ter Beke Vleeswaren, Companie du

Bois Sauvage, Fortis Bank

Former Chairman of Federation of Enterprises in Belgium

Civil Engineer

Elected 2005

44 - Delhaize Group - Annual Report 2008

Executive Committee

Pierre-Olivier Beckers (1960) President and CEO Delhaize Group Manager of the Year 2000 (Trends/Tendances) Master in Applied Economics, MBA Joined Delhaize Group in 1983	Richard A. Anicetti (1957) EVP Delhaize Group and CEO of Food Lion since 2002 BA in Political Science Joined Hannaford in 1980

Renaud Cogels (1949) EVP Delhaize Group, Head of Global Sourcing and CEO Southeastern Europe and Asia Master in Economics Joined Delhaize Group in 1977	Michel Eeckhout (1949) EVP Delhaize Group and CEO Delhaize Belgium Master in Economics, Executive Master in General Management Joined Delhaize Group in 1978

Ronald C. Hodge (1948) EVP Delhaize Group and CEO of Hannaford BS in Business Administration Joined Hannaford in 1980	Nicolas Hollanders (1962) EVP of Human Resources and Organizational Development Delhaize Group Master in Law and Notary Law, Post Graduate in Economics Joined Delhaize Group in 2007

Stéfan Descheemaeker (1960) EVP and CFO Delhaize Group Commercial Engineer Joined Delhaize Group in 2009	Michael R. Waller (1953) EVP, General Counsel and General Secretary Delhaize Group BA in Psychology, Juris Doctorate Joined Delhaize Group in 2000

The following former Directors and Executives have been granted a honorary title in gratitude for their contribution to Delhaize Group:

>  Honorary Chairman and Chief Executive Officer: Chevalier Guy Beckers, Baron de Vaucleroy

>  Honorary Chairman and Director: Mr. Frans Vreys

>  Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Baron de Cooman d’Herlinckhove, Mr. William G. Ferguson, Mrs. Victor Wolff-Vieujant

>  Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters ‘t Wallant

>  Honorary Members of the Executive Committee: Mr. Pierre Malevez, Mr. Arthur Goethals

>  Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

Mr. Raymond-Max Boon passed away on November 11, 2008. Delhaize Group expresses its gratitude for his tremendous contribution to the Company and offers his family its sincere condolences.

The Delhaize Group Board of Directors and its management ensure that the Company serves the interests of its shareholders and other key stakeholders with the highest standards of responsibility, integrity and compliance with all applicable laws and regulations. Delhaize Group strives to continually earn investor confidence by being a leader in good corporate governance, complying with the law wherever it operates and providing clear, consistent, and transparent communication about its strategy and performance. Upholding this commitment is in line with our high ethical standards and is important for our continued success.

Corporate Governance Charter of Delhaize Group

Delhaize Group follows the corporate governance principles described in the Belgian Code on Corporate Governance and adopted this Code as its reference Code. The Belgian Code on Corporate Governance is available at: www.corporategovernancecommittee.be.

The Board of Directors

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its best corporate interests. This responsibility includes the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the responsibilities the Company has to its customers, associates, suppliers and the communities where it operates. To achieve this, the Board of Directors, as the Company’s ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company’s Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2008, the Board of Directors of Delhaize Group consisted of twelve members, including eleven non-executive directors and one executive director. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances. This assessment is made on the basis of knowledge, experience, integrity, diversity, complementary skills such as understanding of retail, finance and marketing, and willingness to devote adequate time to Board duties. At all times, at least one member of the Board and the Audit Committee must be an “audit committee financial expert” as defined by U.S. federal securities laws.

In accordance with the recommendations and guidelines described in the Belgian Code on Corporate Governance, the corporate governance framework in which Delhaize Group operates is specified in Delhaize Group’s Corporate Governance Charter.

The Corporate Governance Charter is reviewed and updated from time to time. The latest update of the Charter is available on the Company’s website (www.delhaizegroup.com). The Corporate Governance Charter of Delhaize Group includes the rules and policies of the Company, which together with applicable law, the securities exchange rules and the Company’s Articles of Association, govern the manner in which the Company operates.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, this Corporate Governance chapter in the annual report focuses, as recommended by the Belgian Code on Corporate Governance, on factual information relating to the Company’s corporate governance, including changes in the Company’s corporate governance structure together with relevant events that took place during 2008.

Delhaize Group Board of Directors and Committee Membership in 2008
Name (year of birth)	Position	Director Since	Term Expires	Membership Audit Committee	Membership Remuneration and Nomination Committee
Count Jacobs de Hagen (1940)	Chairman(1)	May 2003	2009		Chair
Pierre-Olivier Beckers (1960)	President, Chief Executive Officer, and Director	May 1995	2009
Claire Babrowski (1957)	Director(1)	May 2006	2009	X
François Cornélis (1949)	Director(1)	May 2008	2011
Count de Pret Roose de Calesberg (1944)	Director(1)	May 2002	2011	X
Jacques de Vaucleroy (1961)	Director(1)	May 2005	2011
Hugh G. Farrington (1945)	Director(1)	May 2005	2011		X
Count Goblet d’Alviella (1948)	Director(1)	May 2001	2010		X
Robert J. Murray (1941)	Director(1)	May 2001	2010	Chair	X
Dr. William L. Roper (1948)	Director(1)	July 2003	July 2008(2)
Didier Smits (1962)	Director(1)	May 1996	2009	X
Jack L. Stahl (1953)	Director(3)	August 2008(2)	2009
Baron Vansteenkiste (1947)	Director(1)	May 2005	2011

(1) Independent director under the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.

(2) Mr. Roper resigned from the Board of Directors in July 2008, and the resulting vacant seat on the Board of Directors was filled by Mr. Stahl.

(3) Mr. Stahl is an independent Board member under the Belgian Code on Corporate Governance and the NYSE rules. He will also be considered as independent under the Belgian Company Code after the acknowledgment of his independence at a shareholders’ meeting of the Company. The Board of Directors will propose to the Ordinary General Meeting of May 28, 2009 to acknowledge that Mr. Stahl satisfies the requirements of in- dependence set forth in the Belgian Company Code and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

46 - Delhaize Group - Annual Report 2008

Activity Report of the Board in 2008

In 2008, the Board of Directors met seven times. All directors were present at all of those meetings with the exception of Count Arnoud de Pret Roose de Calesberg, Mr. Jacques de Vaucleroy, Mr. William L. Roper and Baron Luc Vansteenkiste, who were excused at one meeting each, and Count Richard Goblet d’Alviella and Mr. François Cornélis, who were excused at two meetings each.

In 2008, the Board’s activities included, among others:

>	Regular closed sessions with and without the Chief Executive Officer of Delhaize Group
>	Two-day annual strategic session on key strategic issues and related follow-up discussions
>	Approval of the annual budget and the three-year financial plan
>	Regular business reviews
>	Review of forecasts
>	Review and approval of quarterly and annual financial statements
>

Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, Management’s Report on the annual accounts and the consolidated financial statements and the annual report

>	Approval of revenues and earnings press releases
>	Approval of the publication of the Corporate Responsibility Report 2007
>	Review and decision on possible acquisitions and divestitures
>	Regular review and update on treasury matters
>	Reports of Committee Chairmen and decisions on Committee recommendations
>	Call and adoption of the agendas of the Extraordinary and Ordinary General Meetings
>	Appointment of a director, nomination of directors for renewal of their directors’ mandate, nomination of a new director, and assessment of their independence
>	Review of the Terms of Reference of the Board of Directors and of its committees
>	Self-assessment of the Board of Directors’ performance of its duties under its Terms of Reference

Nomination and Tenure of Directors

Pursuant to the Company’s Articles of Association, directors may be appointed by the general meeting of shareholders for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. No director after having attained the age of 70 years may be nominated for re-election or reappointment to the Board. Directors may be removed from office at any time by a majority vote at any general meeting of shareholders.

The Ordinary General Meeting held on May 22, 2008 decided to appoint Mr. F. Cornélis as director for a three-year term and to renew the director’s mandate of Count de Pret Roose de Calesberg, Mr. Jacques de Vaucleroy, Mr. Hugh Farrington and Baron Luc Vansteenkiste for a three-year term.

On August 1, 2008, the Board of Directors appointed Jack L. Stahl as a director to fill-in the unexpired term of Dr. William Roper, who resigned from the Board effective July 31, 2008. In accordance with Belgian law and Delhaize Group’s Articles of Association, shareholders will be requested at the first general meeting after his appointment by the Board of Directors to confirm the appointment of Jack L. Stahl as director until the Ordinary General Meeting to be held in May 2010.

Mr. Stahl (1953) last served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. He currently serves on the Boards of pharmaceutical company Schering-Plough and the soft drinks company Dr. Pepper Snapple Group. He is also a Board member of several non-profit organizations such as The Boys and Girls Clubs of America and The United Negro College Fund. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Proposed Renewal of Director Mandates

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the renewal of the mandate of the incumbent directors Count Jacobs de Hagen, Pierre-Olivier Beckers, Claire Babrowski and Didier Smits for a term of three years to the shareholders for approval at the Ordinary General Meeting to be held on May 28, 2009.

Independence of Directors

In March 2009, the Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules. Based on the information provided by all directors regarding their relationships with Delhaize Group, the Board of Directors determined that all directors, with the exception of Pierre-Olivier Beckers and Didier Smits, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.

Prior to the Board of Directors’ determination in March 2009, the Board of Directors had considered Mr. Smits to be independent. However, beginning May 28, 2009, Mr. Smits will no longer be independent under the Belgian Company Code because he has served on the Board of Directors as a non-executive director for more than three terms. While the Board of Directors did not feel that a service of more than three terms affected the independence of Mr. Smits under the Belgian Code on Corporate Governance, recent changes in the Belgian Company Code have eliminated the Board’s ability to make such judgments (see “Compliance with the Belgian Code on Corporate Governance” on p. 56).

Based on determinations made up to and including the Ordinary General Meeting of 2008, the shareholders have determined that all current directors are independent under the criteria of the Belgian Company Code, with the exception of Jack L. Stahl, whose status the shareholders have not yet had the opportunity to review, and Chief

47

Executive Officer Pierre-Olivier Beckers. Such determinations have been made, as applicable, either upon a director’s election or re-election to the Board by an Ordinary General Meeting or at the Ordinary General Meeting held in 2004 under applicable transition rules.

At the Ordinary General Meeting of May 28, 2009, the Board will propose that the shareholders acknowledge that Count Jacobs de Hagen, Claire Babrowski and Jack L. Stahl are independent within the meaning of the Belgian Company Code.

Committees of the Board of Directors

The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee. The table on page 46 provides an overview of the membership of the standing committees of the Board of Directors. The committees annually review their Terms of Reference and recommend any proposed changes to the Board of Directors for approval.

Audit Committee

The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, and the Company’s internal controls and risk management. The Audit Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which are attached as Exhibit B to the Company’s Corporate Governance Charter.

The Audit Committee is composed solely of non-executive directors, and all of them are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules. The composition of the Audit Committee can be found in the table on page 46. Effective May 28, 2009, Mr. Smits will resign as member of the Audit Committee because he will no longer be independent under the Belgian Company Code from that date (see “The Board of Directors – Independence of Directors on page 47). The Board of Directors has determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg, and Ms. Claire Babrowski are “audit committee financial experts” as defined under applicable U.S. law. The Remuneration and Nomination Committee and the Board of Directors have adequately considered the competence and the skills of the members of the Audit Committee on an individual as well as on a collective basis and considered that such members meet all the required competencies and skills to exercise the functions pertaining to the Audit Committee. All members of the Audit Committee are holders of a masters degree in Business, Economy or Business Administration and most members of the Audit Committee have held or continue to hold a position as Chief Executive Officer, Chief Financial Officer or Chief Operating Officer in multinational groups. All members of the Audit Committee are therefore considered to be experts in accounting and auditing for Belgian law purposes.

In 2008, the Audit Committee met five times. All members of the Audit Committee attended all of those meetings.

The activities of the Audit Committee in 2008 included, among others:

>	Review of financial statements and related revenues and earnings press releases
>	Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements
>	Review of changes, as applicable, in accounting principles and valuation rules
>	Review of the Internal Audit Plan
>	Review of Management’s Representation Letter
>	Review of the Audit Committee Charter Required Actions Checklist
>	Review of reports concerning the policy on complaints (SOX 301 Reports Policy/Sentinel line)
>	Review of SOX 404 compliance plan for 2008
>	Review of reports provided by the General Counsel
>	Review and evaluation of the lead partner of the independent auditor
>	Holding separate closed sessions with the independent auditor and with the Company’s Chief Audit Officer
>	Review and approval of the Policy for Audit Committee Pre-Approval of Independent Auditor Services
>	Review of required communications from the independent auditor
>	Review and approve the Statutory Auditor’s global audit plan for 2008
>	Review of the Company’s Related Party Transactions Policy
>	Review of the Audit Committee Terms of Reference
>	Self-assessment of the Audit Committee’s performance of its duties under its Terms of Reference

Remuneration and Nomination Committee

The responsibilities, composition and activities of the Remuneration and Nomination Committee are discussed under the section Remuneration Report in this chapter.

Executive Management

Chief Executive Officer and Executive Committee

Delhaize Group’s Chief Executive Officer, Pierre-Olivier Beckers, is in charge of the day-to- day management of the Company with the assistance of the Executive Committee (together referred to as “Executive Management”). Under Belgian law, the Board of Directors has the power to delegate under certain conditions its global management authority to a management committee (“comité de direction/directiecomité”). However, the Board of Directors of Delhaize Group has never delegated its global management authority to the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of Executive Management are attached as Exhibit D to the Company’s Corporate Governance Charter.

The composition of the Executive Committee can be found on page 45 of this report. Craig Owens left the Company on September 30, 2008 and is replaced by Stéfan Descheemaeker who started in January 2009.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors of Delhaize Group.

48 - Delhaize Group - Annual Report 2008

Remuneration Report

Delhaize Group wants to provide its shareholders and all other stakeholders with consistent and transparent information on executive compensation.

In this remuneration report we include information on the following topics:

>	the applied remuneration policy during 2008;
>	the role and involvement of various parties in executive compensation analysis and the related decision making processes;
>	director remuneration;
>	Executive Management compensation; and
>	share ownership guidelines.

Remuneration Policy applied during 2008

During the reported year, the Company applied the remuneration policy for directors and Executive Management as it can be found in Exhibit E of the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Delhaize Group strongly believes in rewarding talent and experience. Accordingly, Delhaize Group’s remuneration policies are designed to provide incentives for delivering strong growth and high returns for the shareholders so that we can attract and retain talented directors and executives.

The policy’s goal is to reward individual and Company performance in a manner that aligns the interests of the Company’s executives, directors and shareholders while also taking into account market practices and the differences between the Group’s operating companies. Delhaize Group has consistently applied this policy in the past years.

Role and Involvement of Various Parties in Executive Compensation Analysis and Decisions

Role of Remuneration & Nomination Committee

The Remuneration & Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee (“the RNC”), which are attached as Exhibit C to the Company’s Corporate Governance Charter.

The RNC is composed solely of non-executive directors, and all of them are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules. The composition of the RNC can be found in the table on page 46.

In 2008, the RNC met five times. All RNC members attended all of those meetings with the exception of Count Richard Goblet d’Alviella who was excused at one meeting.

The RNC reviewed and approved all components of Company executive pay and made recommendations to the Board of Directors.

The activities of the RNC in 2008 included among others:

>	approval of benchmark parameters and related data for 2008 compensation review
>	review of and recommendation for senior management compensation individually and review variable remuneration for other levels of management in the aggregate
>	approval of share ownership guidelines that will be applicable as of 2008
>	recommendation for Board approval of director nominations and director’s compensation
>	recommendation of approval of 2007 annual incentive bonus funding (payout in 2008)
>	review of and recommendation on long-term incentive programs
>	recommendation on 2008 Board remuneration
>	recommendation on renewal of director mandates and review of independence qualifications
>	review of and recommendation on independence of Board members
>	review of independence of outside compensation consultants and approval of retention of those consultants
>	review of and recommendation on design and implementation of U.S. based executive retirement plans
>	review of the RNC Terms of Reference
>	self-assessment of the RNC’s performance of its duties under its Terms of Reference

Role of Executive Officers in Executive Compensation Decisions

The Company’s Chief Executive Officer makes recommendations concerning compensation for all senior executives other than himself,

and presents those recommendations to the RNC. The compensation recommendations take the results of the annual performance review for each executive into account. The Company’s Executive Vice President for Human Resources assists the Chief Executive Officer in this process.

Role of Outside Compensation Consultant

During 2008 and as in years before, the Company hired an independent compensation consultant to assist the RNC in its understanding and review of market practices and commonly applied levels of compensation. This consultant worked with Company management to obtain background information and related support in formulating recommendations.

Director Remuneration

The Company’s directors are remunerated for their services with a fixed annual amount, decided by the Board of Directors, and not to exceed the maximum amounts set by the Company’s shareholders. The maximum amount approved by the shareholders is EUR 80 000 per year, per director, increased with an additional amount of up to EUR 10 000 per year for the Chairman of any standing committee of the Board and increased with an amount of up to EUR 5 000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 160 000 per year (including any amount due as Chairman or member of any standing committee).

Directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as Director for the Company. For some non-Belgian Board members, the Company pays a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Individual director remuneration for the fiscal years 2008, 2007 and 2006 is presented in the table on page 50. All amounts presented are gross amounts before deduction of withholding tax.

49

(in EUR)	2006	2007	2008
Non-Executive Directors
Count Jacobs de Hagen	150 000	150 000	160 000
Claire Babrowski(1)	45 000	79 000	85 000
Count de Pret Roose de Calesberg	80 000	80 000	85 000
François Cornélis(2)	-	-	48 791
Hugh G. Farrington	80 000	80 000	85 000
Count Goblet d’Alviella	80 000	80 000	85 000
Robert J. Murray	90 000	90 000	95 000
Dr. William L. Roper	75 000	75 000	46 739
Didier Smits	80 000	80 000	85 000
Jack L. Stahl(4)	-	-	33 261
Baron Vansteenkiste	75 000	75 000	80 000
Jacques de Vaucleroy(5)	80 000	75 000	80 000
Total Non-Executive Directors	835 000	864 000	968 791
Executive Director
Pierre-Olivier Beckers(6)	75 000	75 000	80 000
Total	910 000	939 000	1 048 791

(1)	Prorated: Ms Babrowski became member of the Audit Committee effective March 14, 2007 and became member of the Board of Directors effective May 24, 2006.
(2)	Prorated: Mr Cornélis became member of the Board of Directors effective May 22, 2008.
(3)	Prorated: Mr Roper resigned from the Board of Directors effective July 31, 2008.
(4)	Prorated: Mr Stahl became member of the Board of Directors effective August 1, 2008.
(5)	Mr. de Vaucleroy resigned from the Audit Committee effective December 31, 2006.
(6)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Executive Management

Compensation

The term “Executive Management” refers to the individuals who are a member of the Delhaize Group Executive Committee.

Delhaize Group’s Remuneration Policy is tailored to emphasize the delivery of strong annual earnings growth as well as sustained increases in shareholder value in the long term. Short-term performance is rewarded in cash while long-term performance is rewarded through a combination of cash and equity based instruments. In the following paragraphs, we outline in detail the different components of Executive Management compensation and illustrate its evolution over time.

The executive compensation package includes the following components:

> base salary;

> annual bonus;

> long-term incentives (“LTI”); and

> other benefits, retirement and post-employment benefits.

When determining a compensation package, the RNC considers all of these elements.

In general, these components can be categorized as either fixed or variable. The base salary and other benefits, retirement and post-employment benefits are considered fixed. The annual bonus and the different components of the long-term incentives are considered variable.

Delhaize Group believes that the current proportion of fixed versus variable pay offers its executives the right incentives to optimize both the short-term and long-term objectives of the Company and its shareholders.

The following graphs illustrate the proportion of fixed versus variable compensation for both the CEO and other members of Executive Management. These charts reflect base salary, annual bonus and performance cash components granted in 2008.

The tables used in the following sections of this report are based on the actual payments received during the year and not on the amounts granted for the year, i.e. 2008 payments include cash received based on annual bonus earned in 2007 and performance cash grants received over the performance period 2005-2007.

50 - Delhaize Group - Annual Report 2008

The following graphs illustrate the split of the variable remuneration paid per component for the CEO and other members of Executive Management.

Base Salary

Base salary is a key component of the compensation package, both on its own and because annual target awards and long-term incentive awards are denominated as percentages of base salary.

Base salaries are established and adjusted as a result of an annual review process. This review process considers market practices. During 2008, the RNC benchmarked against general industry trends as well as against other retail and fast moving consumer goods companies. Where appropriate, the RNC considers either specific European or U.S. benchmarking tools.

The following table summarizes base salary paid to the CEO and the other members of Executive Management for the period 2006-2008.

Base Salary(1) (in millions of EUR)	CEO	Others Members of Executive Management(2)
		Number of persons	Payout
2008	0.9	7	2.9
2007	0.9	9	3.3
2006	0.9	8	3.3
(1)	Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company.
(2)

For 2007 these numbers include the pro-rata share of compensation of Arthur Goethals and Joyce Wilson-Sanford who retired from their Executive positions on June 30, 2007 and the pro-rata share of compensation of Nicolas Hollanders appointed on February 26, 2007.

For 2008 they include the pro-rata share of compensation of Craig Owens who left the Company on September 30, 2008 and is replaced by Stéfan Descheemaeker who started in January 2009.

Annual Bonus

The annual bonus rewards short-term performance of the Executive Management. The annual bonus is a cash award for achieving performance goals related to the individual and the Company. The annual bonus is a variable part of executive compensation.

The annual bonus paid in a year is a reflection of performance during the previous year against Board approved targets. The target bonus for the current year is expressed as a percentage of the annual base salary of the individual for that year. The annual bonus effectively paid is based on the performance against Board approved targets for Profit before Tax (“PBT”).

Delhaize Group uses a scale to correlate actual performance with target performance to determine the bonus payment. For the 2008 payment, 80% of the target performance level needed to be reached in order to receive a bonus payment equal to 50% of the target bonus payment. The bonus payment levels increase as performance exceeds 80% of the target performance level. If performance reaches or exceeds 110% of the target performance level, the bonus payment will equal 125% of the target bonus payment, which represents the maximum payment level. If the actual performance does not reach 80% of the target performance level, the payment of a bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC. The following graph illustrates how this scale works.

The annual bonus for the CEO depends on the results at the consolidated Group level. For the other members of Executive Management the annual bonus payment is correlated to their respective responsibilities. These can be at the consolidated Group level or at a level that is a mix of operating companies, regions and the consolidated Group level.

The table on page 52 shows an overview of the Annual Bonus amounts paid during 2008, 2007 and 2006 (based on the performance of the year before).

Annual Bonus(1) (in millions of EUR)	CEO	Others Members of Executive Management
		Number of persons	Payout
2008	0.7	7	1.8
2007	0.7	9	1.8
2006	0.5	8	1.3

In 2009, the CEO and other members of the Executive Management will receive payment of their annual bonus related to their performance during 2008. In accordance with the above scale, the CEO will be paid EUR 0.6 million and the other members of the Executive Management in the aggregate will be paid EUR 1.3 million (these amounts are gross before deduction of withholding taxes and social security levy).

Long-Term Incentives

The long-term incentive plan is designed to retain the Executive Management team and reward long-term success of the Group. Delhaize Group’s long-term incentive plan consists of three components.

>	Stock options and warrants;
>	Restricted stock unit awards (mostly applicable in the U.S.); and
>	Performance cash grants.

These components typically constituted approximately 25%, 25% and 50% of the total value of long-term incentives respectively.

Stock Options / Warrants

In 2008, 176 400 stock options were granted to the Executive Management of Delhaize Group. The exercise price per share for the stock options granted in 2008 amounted to EUR 49.25 for options on ordinary shares traded on Euronext Brussels and USD 74.76 for options related to the Company’s American Depositary Shares traded on the New York Stock Exchange.

The options granted in May 2008 under the Delhaize Group 2002 Stock Incentive Plan for executives of the Group’s U.S. operating companies vest over a three-year period following the grant date. Options granted in May 2008 under the 2007 Stock Option Plan for other executives vest after a three and a half-year period following the grant date.

For more details on the share-based incentive plans see Note 29 in the financial statements.

The value of the stock option grant determines the number of options awarded. The value is determined each year at the time of the grant using the Black-Scholes formula. The value of the stock option may vary from year to year. As a result, the total number of options granted can also be different from year to year.

The following table shows the number of stock options granted to the CEO and the different members of the Executive Management team during the period 2006-2008.

Number of Stock Options awarded
	2006	2007	2008
Pierre-Olivier Beckers	35 000	26 216	42 000
Rick Anicetti	20 989	17 982	26 900
Renaud Cogels	13 500	11 475	18 000
Michel Eeckhout	4 000	3 400	16 500
Arthur Goethals	10 000	8 500	-
Ron Hodge	15 175	13 012	19 500
Nicolas Hollanders	-	10 910	10 500
Craig Owens	17 378	16 283	24 200
Michael Waller	14 575	12 574	18 800
Joyce Wilson-Sanford	2 842	2 227	-
TOTAL	133 459	122 579	176 400

Restricted Stock Unit Awards

The restricted stock unit awards granted in 2008, represent a commitment of the Company to deliver shares of the Company’s stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in the Company’s trading policies.

The value of the restricted stock unit grant determines the number of units awarded. The value is determined each year on the date of the award based on the stock price on the grant date. The value of the restricted stock unit award may vary from year to year. As a result, the total number of restricted stock units granted can also be different from period to period.

The next table shows the number of restricted stock units granted to the Chief Executive Officer and the different members of the Executive Management team during the period 2006-2008.

Number of Restricted Stock Units awarded
	2006	2007	2008
Pierre-Olivier Beckers	10 043	8 445	12 234
Rick Anicetti	8 744	5 305	7 109
Renaud Cogels	-	-	-
Michel Eeckhout	-	-	-
Ron Hodge	6 322	3 839	5 139
Nicolas Hollanders	-	-	1 660
Craig Owens	7 240	4 804	6 437
Michael Waller	6 072	3 710	4 967
Joyce Wilson-Sanford	1 027	657	-
TOTAL	39 448	26 760	37 546

Performance Cash Grant

The long-term incentive plan includes a component which can result in a cash payment in the period following a three-year performance period. The value of the performance cash award granted each year, referred to as the “target award”, is based on the face value of the award at the time of the grant. The amount of the cash payment at the end of the three-year performance period is dependent on performance by the Company against Board-approved financial targets for return on invested capital (“ROIC”) and compound annual revenue growth. These metrics are key performance indicators which the Company considers to be closely correlated to building long-term shareholder value. The relative weight for these metrics is 70% for ROIC and 30% for revenue growth.

The Company sets these targets each year based upon its growth expectations for the ensuing three-year performance period. Participants receive the “target award” in cash if the performance targets are achieved. Cash payments are reduced for performance below the targets and are increased if performance exceeds the targets. The Board of Directors determines the performance target goals every year. These performance target goals include minimum threshold performance goals below which no cash payment will occur, and the maximum award levels if the performance targets are exceeded.

Participants may receive up to 150% of the target cash award if actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth. At the end of each three-year period, actual ROIC and revenue growth are measured against the performance targets for both metrics and the

52 - Delhaize Group - Annual Report 2008

actual payout is calculated. The cash payment occurs in the year following the end of the three-year period. For example, the amounts paid in 2008 relate to the achievement of the goals determined for the period 2005-2007. This principle is illustrated in the following graph.

The table below shows the amounts paid in the years 2006-2008 for the performance over the respective periods 2003-2005, 2004-2006 and 2005-2007.

Payout Range (in %)
Performance Cash Grant(1) (in millions of EUR)	CEO	Others members of Executive Management
	Payout	Number of persons	Payout
2008	0.4	7	1.0
2007	0.5	9	1.6
2006	0.3	8	0.8

(1) Amounts are gross before deduction of withholding taxes and social security levy.

Other Benefits, Retirement

and Post-employment Benefits

Other benefits include the use of company provided transportation, employee and dependent life insurance, welfare benefits and an allowance for financial planning for U.S. members of the Executive Management. Delhaize Group believes these benefits are appropriate for Executive Management’s responsibilities and believes these are consistent with the Group’s philosophy and culture and market practices.

The members of Executive Management benefit from corporate pension plans, which vary regionally. The European members participate in a defined benefit group insurance plan. This European plan is contributory and based on the individual’s career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans at their respective operating companies. Over the next 18 months, the Company will move towards a defined contribution plan for all the members of Executive Management. The amounts paid by the Company are included in the summary table below.

Summary of Total Compensation Paid

The following table summarizes the components described in the paragraphs above and that represent a cash payment during the year.

(in millions of EUR)(1)		CEO		Other Members of Executive Management(2)
	2006	2007	2008	2006	2007	2008
Base Salary	0.9	0.9	0.9	3.3	3.3	2.9
Annual Bonus(3)	0.5	0.7	0.7	1.3	1.8	1.8
LT1 - Performance Cash Grants(4)	0.3	0.5	0.4	0.8	1.6	1.0
Other Benefits	0.02	0.04	0.05	0.2	0.2	0.2
Retirement and Post-Employment Benefits	0.4	0.4	0.4	1.1	1.0	1.8
TOTAL	2.12	2.54	2.45	6.70	7.90	7.70

(1) Amounts are gross before deduction of withholding taxes and social security levy. (2) Included 7, 9 and 8 members in 2008, 2007 and 2006 respectively.	(3) Based on the performance of Year-1. (4) Based on the performance of the three year period Year-1, -2 and -3.

Share Ownership Guidelines

Delhaize Group believes that Executive Management should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and Executive Management. In 2008, the Board of Directors adopted share ownership guidelines based on the recommendation of the RNC.

Under these guidelines and during their active employment, the Chief Executive Officer and the other members of Executive Management are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of the annual base salary. These multiples are set as follows:

Multiple of Annual Base Salary
Chief Executive Officer	300%
Executive Management USD payroll	200%
Executive Management EUR payroll	100%

The difference between U.S. based and European based management is due to the different market practices in these regions and the differences between the instruments available for Executive Management remuneration. In the U.S., equity based compensation is more widely encouraged than in Europe.

Executive Management is expected to achieve the share ownership levels by the end of 2012. New members of Executive Management will be allowed a period of 5 years to achieve the recommended share ownership levels.

The RNC will monitor the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination of Executive Management

The Company’s Executive Management, in accordance with employment-related agreements and applicable law, is compensated in line with the Company’s Remuneration Policy and is assigned duties and responsibilities in line with current market practice for its position and with the Company’s Terms of Reference of Executive Management.

Executive Management is required to abide by the Company’s policies and procedures, including the Company’s Code of Business Conduct and Ethics, and subject to confidentiality and non-compete obligations to the extent authorized by law. Executive Management is also subject to other clauses typically included in employment agreements for executives.

The employment agreements of the Chief Executive Officer Pierre-Olivier Beckers and other members of Executive Management who have a Belgian employment, do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

For the U.S. members of Executive Management, their contracts provide the payment of 2 to 3 times the base salary and annual incentive bonus of the Executive Manager and the continuation of the Company health and welfare benefits for a comparable period in the event of the termination of their employment by the Company without cause or by an Executive Manager for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

Shareholders

Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder complies with the formalities specified in the notice for the meeting.

To vote at a general meeting of shareholders, a Delhaize Group shareholder must deposit his or her Delhaize Group ordinary shares for which voting rights will be exercised with Delhaize Group’s registered office, or such other place as specified in the notice for the meeting, at least four business days prior to such meeting. One share is entitled to one vote.

Similarly, a holder of Delhaize Group American Depositary Shares (“ADSs”) who

gives voting instructions to the depositary must arrange for blocking transfers of those ADSs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

Belgian law does not require a quorum for the ordinary general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary general meeting (provided that if this quorum is not reached, the Board may call a second extraordinary general meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shares present or represented and voting at the meeting, or 80% of such shares if the amendment would change Delhaize Group’s corporate objective or authorize the Board to repurchase Delhaize Group ordinary shares.

Extraordinary General Meeting of April 25, 2008

The Board called an Extraordinary General Meeting on April 25, 2008. Since the required quorum was not achieved, no decisions were taken during that meeting, and a second Extraordinary General Meeting, which was combined with the Ordinary General Meeting into a single meeting, was called with the same agenda on May 22, 2008.

Ordinary and Extraordinary General Meeting of May 22, 2008

The Ordinary General Meeting is held annually at the call of the Board of Directors. The Ordinary and Extraordinary General Meeting of 2008 was held on May 22, 2008. During the Ordinary General Meeting portion of the meeting, the Company’s management presented the Management Report, the report of the statutory auditor and the consolidated annual accounts. The Ordinary General Meeting then approved the non-consolidated annual accounts

54 - Delhaize Group - Annual Report 2008

of fiscal year 2007 and discharged the Company’s directors and the Statutory Auditor of liability for their mandate during 2007. The Ordinary General Meeting decided to appoint Mr. François Cornélis as director for a three-year term and to renew the director’s mandate of Count de Pret Roose de Calesberg, Mr. Jacques de Vaucleroy, Mr. Hugh Farrington and Baron Luc Vansteenkiste each for a three-year term. The Ordinary General Meeting acknowledged Mr. Cornélis, Count de Pret Roose de Calesberg, Mr. de Vaucleroy, Mr. Farrington and Baron Vansteenkiste as independent directors under the Belgian Company Code. The Ordinary General Meeting decided also to renew the statutory auditor’s mandate for a period of three years. Additionally, the Ordinary General Meeting approved (i) a change of control clause in a credit facility and (ii) a provision allowing for early redemption upon a change of control of the Company to be provided to bondholders and/or noteholders in certain transactions the Company might enter into prior to the next Ordinary General Meeting.

During the Extraordinary General Meeting portion of the meeting, the shareholders renewed the power of the Board of Directors to repurchase the Company’s own shares and approved amendments to the Articles of Association concerning shareholdings’ disclosures, the ability for the Company to use an electronic register for its registered securities and voting through electronic devices at the shareholders’ meetings. The minutes of the Ordinary and Extraordinary General Meeting of May 22, 2008, including the voting results, are available on the Company’s website together with all other relevant documents from such meeting.

Shareholder Structure and Ownership Reporting

Pursuant to the legal provisions in force and the Articles of Association of the Company, any person or legal entity (hereinafter a “person”) which owns or acquires (directly or indirectly, by ownership of American Depositary Shares (“ADSs”) or otherwise) shares or other securities of the Company granting voting rights (representing the share capital or not) must disclose to the

Company and to the Belgian Banking, Finance and Insurance Commission (“BFIC”) the number of securities that such person owns, alone or jointly, when his/her voting rights amount to three percent or more of the total existing voting rights of the Company. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself three percent at least of the voting rights of the Company. Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the BFIC and to the Company at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at a shareholders’ meeting of the Company the number of securities he/she validly disclosed at the latest twenty days before such meeting.

Delhaize Group is not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of March 11, 2009 holdings of at least 3% of the outstanding shares, warrants and convertible bonds of Delhaize Group.

Date	Name of Share- holder	Number of Shares Held	Percent- age of total voting rights on date of notification
October 24, 2008(1)	Rebelco SA (subsidiary of Sofina SA) Rue de l’industrie 31 1040 Brussels Belgium	4 050 000	4.04%
November 28, 2008	Alliance Bernstein L.P. 1345 Avenue of the Americas, NY 10105 New York, USA	3 277 251	3.27%
February 18, 2009	Citibank N.A.(2) 388 Greenwich Street - 14th Floor New York, NY 10013	10 682 499	10.62%
(1)	Situation as of September 1, 2008.
(2)

Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. will exercise the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

On December 31, 2008, the directors and the Company’s Executive Management owned as a group 389 141 ordinary shares and ADRs of Delhaize Group SA combined, which represented approximately 0.39% of the total number of outstanding shares of the Company as of that date. On December 31, 2008, the Company’s Executive Management owned as a group 657 604 stock options, warrants and restricted stock units representing an equal number of existing or new ordinary shares or ADRs of the Company.

External Audit

The external audit of Delhaize Group SA is conducted by Deloitte Reviseurs d’Entreprises/ Bedrijfsrevisoren, Registered Auditors, represented by Mr. Philip Maeyaert, until the Ordinary General Meeting in 2011.

Certification of Accounts 2008

In 2009, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2008 give a true and fair view of its assets, financial situation and results of operations. The Audit Committee reviewed and discussed the results of the Statutory Auditor’s audits of these accounts with the Statutory Auditor.

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Statutory Auditor’s Fees for Services related to 2008

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2008 to Delhaize Group SA and its subsidiaries.

(in EUR)	2008
a. Statutory audit of Delhaize Group SA(1)	468 400
b. Legal audit of the consolidated financial statements(1)	222 480
Subtotal a,b : Fees as approved by the shareholders at the Ordinary General Meeting of May 22, 2008	690 880
c. Statutory audit of subsidiaries of Delhaize Group	1 710 782
Subtotal a,b,c: Statutory audit of the Group and subsidiaries	2 401 662
d. Audit of the 20-F (Annual Report filed with U.S. Securities and Exchange Commission)	39 975
e. Other legally required services	12 659
Subtotal d, e	52 634
f. Consultation and other non-routine audit services	67 500
g. Tax services	3 852
Subtotal f, g	71 352
TOTAL	2 525 648
(1)	Includes fees for limited audit reviews of quarterly and half-yearly financial information.

As a company that has securities registered with the U.S. Securities and Exchange Commission (SEC), the Company is required to provide a management report to the SEC regarding the effectiveness of its internal controls, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act (see “Additional Governance Matters – Section 404 of the Sarbanes-Oxley Act of 2002” below). The fees related to this work represent a part of the Statutory Auditor’s fees for the “Statutory audit of Delhaize Group SA”, the “Statutory audit subsidiaries of Delhaize Group” and the “Legal audit of the consolidated financial statements” in 2008.

The Audit Committee has monitored the independence of the Statutory Auditor under the Audit Committee’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

Additional Governance Matters

Related Party Transactions Policy

In line with the recommendations of the Belgian Code on Corporate Governance, the Company adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company’s Code of Business Conduct and Ethics. The Company’s Related Party Transactions Policy is attached as Exhibit G to the Company’s Corporate Governance Charter. The Company’s Code of Business Conduct and Ethics is attached as Exhibit F to the Company’s Corporate Governance Charter. The members of senior management of the Company and of its subsidiaries completed a Related Party Transaction Questionnaire in 2008 for internal control purposes. Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found in Note 38 to the Financial Statements.

Insider Trading and Market Manipulation Policy

The Company has a Policy Governing Securities Trading and Prohibiting Market Manipulation (“Trading Policy”) which reflects the Belgian rules of market abuse (consisting of insider trading and market manipulation). The Company’s Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. More details concerning the Company’s Trading Policy can be found in the Company’s Corporate Governance Charter. The Company maintains a list of persons having regular access to material non-public information and periodically informed these persons in 2008 about the rules of the Trading Policy and about upcoming restriction periods for trading in Company securities.

Section 404 of the Sarbanes-Oxley Act of 2002

As a company that has securities registered with the SEC, the Company must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting and (ii) the Statutory Auditor’s assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. Management’s assessment and the Statutory Auditor’s related opinions regarding the Company’s year ended December 31, 2008 will be included in the Company’s Annual Report on Form 20-F for such year, which is required to be filed with the U.S. Securities and Exchange Commission by June 30, 2009.

The Group’s 2007 annual report filed on Form 20-F includes management’s conclusion that the Group’s internal control over financial reporting was effective as of December 31, 2007. The Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2007.

Compliance with the Belgian Code on Corporate Governance

In line with the “comply-or-explain” principle of the Belgian Code on Corporate Governance, the Company concluded that the best interests of the Company and its shareholders are served by variance from the Code in a limited number of specific cases. These variances are explained below:

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Provision 2.3 of the Belgian Code on Corporate Governance states that, in assessing the independence of directors, all criteria described in Appendix A to the Belgian Code on Corporate Governance should be applied. Delhaize Group in the past has applied all such criteria, except for the requirement that an independent director should not have served on the Board of Directors as a non-executive director for more than three terms. The Board of Directors believed that a long tenure does not, as such, impair the independence of a director and therefore believed it should not establish a limit on the number of terms a director may serve as independent director. Establishing such limit holds the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution

56 - Delhaize Group - Annual Report 2008

to the Board as a whole. Consequently, the Board of Directors reviewed the continued appropriateness of Board membership each time a director qualified for re-election. The Board of Directors made such review with respect to the proposed renewal of the mandate of Mr. Smits in 2006. The Board did not feel that the long tenure of Mr. Smits affected his independence.

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Provision 4.5 of the Belgian Code on Corporate Governance states, among other things, that directors should not consider taking more than five directorships in listed companies. The Board of Delhaize Group reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision, the Board will consider, among other factors, the amount of time the non-executive director will likely have to devote to the Company. The Board of Directors granted such a waiver to Baron Vansteenkiste and Count Goblet d’Alviella, who both serve on the Boards of more than five listed companies.

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Provision 8.8 of the Belgian Code on Corporate Governance prescribes that the level of shareholding for the submission of proposals by a shareholder to the General Meeting of Shareholders should not exceed 5% of the share capital. Even though the Company’s management or the Board of Directors will always consider any proposal submitted by shareholders in the best interest of the Company, the Board is of the opinion that the threshold of 5% of the share capital is too low to oblige the Company to put any proposal of whatever nature on the agenda of the General Meeting of Shareholders. The Board of Directors therefore retains the principles in this context as prescribed by Article 30 of the Company’s Articles of Association and by Article 532 of the Belgian Company Code which foresee the right of shareholders holding more than 20% of the share capital to ask the Board to convene a General Meeting of Shareholders.

Undertakings Upon Change of Control over the Company

Management associates of non-U.S. operating companies received warrants issued by the Board of Directors under a 2000 Warrant

Plan granting to the beneficiaries the right to subscribe to new ordinary shares of the Company. They also received stock options issued by the Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2008 can be found under Note 29 to the Financial Statements.

The General Meeting of Shareholders also approved a provision in the relevant documentation relating to the convertible bonds issued by the Company in April 2004 for an amount of EUR 300 million by which the holders of such convertible bonds have the right to redeem their bonds in the event of a public offer on the Company. As of December 31, 2008 the remaining nominal value of the convertible bonds was EUR 170.8 million.

In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board approved financial targets that are closely correlated to building long-term shareholder value. The General Meeting of Shareholders approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.

On June 27, 2007 the Company issued EUR 500 million 5.625% senior notes due 2014 and USD 450 million 6.50% notes due 2017 in a private placement to qualified investors. Pursuant to an exchange offer registered under the U.S Securities Act, the 6.50% Dollar Notes were subsequently exchanged for 6.50% Dollar Notes that are freely transferable in the U.S. The General Meeting of Shareholders approved the inclusion of a provision in each of these series of notes granting its holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company.

The Ordinary General Meeting of Shareholders held on May 22, 2008 approved a change in control clause set out in the USD 500 million 5-year revolving credit facility dated May 21, 2007 entered into by, among others, Delhaize Group, Delhaize America, JP Morgan Chase Bank, and the lenders under such credit facility, as such clause is used in, and for the purpose of, the “Event of Default” described in such credit facility.

At the same General Meeting, shareholders approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders meeting of May 2008, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes.

On February 2, 2009 the Company issued USD 300 million 5.875% senior notes due 2014 to qualified investors pursuant to a registration statement filed by the Company with the U.S. Securities and Exchange Commission. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company.

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Risk Factors

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial but which could turn out to have a material adverse effect.

Currency Risk –

Business Operations

Delhaize Group’s operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group’s consolidated financial statements as reported in euro. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge the U.S. dollar translation exposure. The transaction risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency lending not naturally offset is generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 78.6 % of net financial debt is denominated in U.S. dollar while also 78.6% of cash flows are generated in U.S. dollar. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, the Group’s net profit would have increased/decreased by EUR 2 million (2007: increased/decreased by EUR 2 million; 2006: increase/decrease by EUR 4 million). This is mainly attributable to the Group’s exposure to exchange rates on its profits in U.S. dollars.

Currency Risk –

Financial Instruments

Currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign exchange rates. Currency risks arise on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency in which the financial instruments are measured. From an accounting perspective, the Group is exposed to currency risks only on monetary items not denominated in the functional currency of the reporting entity, such as trade receivables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency. The functional currency of the Company is the euro.

If at December 31, 2008, the U.S. dollar had weakened/strengthened by 28% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2008 using a 95% confidence interval), the Group’s net profit (all other variables held constant) would have been EUR 0.1 million lower/higher (2007: EUR 2.1 million higher/lower with a rate shift of 12%; 2006: EUR 0.4 million lower/higher with a rate shift of 15%). Due to the financing structure of the Group, such a change in EUR/ USD exchange rate would have no impact on the equity of Delhaize Group.

Interest Rate Risk

Interest rate risk is the risk that arises on interest-bearing financial instruments and represents the risk that the fair value or the expected cash flows will fluctuate because of future changes in market interest rates. Delhaize Group is exposed to interest rate risk due to working capital financing and the overall financing strategy. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a preset margin or based on market quotes from banks.

Delhaize Group’s interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate volatility on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium, long-term debt and interest rate derivatives.

Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As a part of its interest rate risk management efforts, Delhaize Group enters into interest rate swap agreements when appropriate. At the end of 2008, 79.2% of the net financial debt after swaps of the Group were fixed-rate debts and 20.8% were variable-rate debts (2007: 74.7% fixed-rate debt; 2006: 86.7% fixed-rate debt).

The sensitivity analysis presented in the table on the next page estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the ”Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval. The estimated possible impact on net profit and equity increased compared to 2007 due to an observed increase in volatility of interest rates during 2008.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. Delhaize Group is exposed to liquidity risk as it has to be able to pay its short and long-term obligations when they are due. Delhaize Group has a centralized approach to reduce the exposure to liquidity risk which aims at matching the contractual maturities of its short and long-term obligations with its cash position. The Group’s policy is to finance its operating subsidiaries

58 - Delhaize Group - Annual Report 2008

December 31, 2008 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	2.89%	+/- 58 basis points	+/- 0.2	-
USD	1.43%	+/- 101 basis points	-/+ 5.4	+/- 7.4
Total		Increase/Decrease	-/+ 5.2	+/- 7.4
December 31, 2007 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	4.68%	+/- 46 basis points	-/+ 0.3	-
USD	4.70%	+/- 78 basis points	-/+ 4.2	+/- 4.2
Total		Increase/Decrease	-/+ 4.5	+/- 4.2
December 31, 2006 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	3.73%	+/- 32 basis points	-/+ 0.5	-
USD	5.36%	+/- 33 basis points	-/+ 0.1	+/- 1.6
Total		Increase/Decrease	-/+ 0.6	+/- 1.6

policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies.

Delhaize Group manages the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, Delhaize Group closely monitors the contractual maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see also Note 17 “Long-term Debt” in the Financial Statements with respect to maturity information on long-term debts). A liquidity gap analysis is performed on a quarterly basis in which Delhaize Group anticipates large future cash inflows and outflows.

Credit Risk/Counterparty Risk

Credit risk is the risk that one party will cause a financial loss to another other party by failing to discharge its obligation to a financial instrument, such as trade receivables, holdings in investment securities, derivatives and cash and cash equivalents. Delhaize Group manages this risk by obtaining credit insurance in case of trade receivables and by requiring a minimum credit quality of its financial investments.

The Group’s short-term investments are required to have a rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Delhaize Group’s long-term investment policy requires a minimum credit rating of A-/A3 for its financial investments.

The Group’s exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk. Delhaize Group’s derivatives are regulated by International Swap Dealer Association Agreements (“ISDAs”) with Credit Support Agreements requiring the posting of collateral when the marked-to-market value of the derivative reaches a certain threshold, limiting the counterparty risk.

Pension Plan Risk

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which Delhaize Group and/ or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made.

Delhaize Group operates defined benefit plans at several of its entities and a total of approximately 20% of Delhaize Group’s associates were covered by defined benefit plans at the end of 2008.

If, as of a balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), the Group would bear an “underfunding risk” at that moment in time. At the end of 2008, Delhaize Group recognized a net liability of EUR 69 million (2007: EUR 61 million; 2006: EUR 75 million).

Details on pension plans at Delhaize Group and its subsidiaries can be found in Note 24 to the Financial Statements, “Employee Benefit Plans”.

Macroeconomic Risk

Major macroeconomic risks of Delhaize Group are reduced consumer spending and cost inflation. Economic conditions such as employment level, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Weaker consumer spending can impact profitability negatively due to pressure on sales and margins. If labor cost and the cost of merchandise sold, which are the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group’s profitability. In addition, rising fuel and energy prices can increase the Group’s cost for heating, lighting, cooling and transport. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2008, 68.8% of the Group’s revenues were generated in the U.S. (2007: 69.9%), where all its stores are located on the East Coast. Consequently, Delhaize Group’s operations depend significantly upon the economic conditions in this area.

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Risk Related to Competitive Activity

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

Risk Related to Social Actions

At the end of 2008, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania and Greece. In its U.S. operations, the Group had union representation in one of Hannaford’s three distribution centers, for which a collective bargaining agreement with the union is in effect until February 2012.

Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or other parts of its workforce, in which event the Group cannot ensure that it would be able to adequately meet the needs of its customers.

Risk Related to Information Technology Systems

Delhaize Group’s operations are dependent on IT systems for many functions and processes, which systems have been developed and are maintained by internal experts or external suppliers. Failure of these systems could possibly cause disruptions in Delhaize Group’s operations, affecting sales and profitability. Delhaize Group has business continuity plans in place to take the necessary measures to reduce the negative impact from IT failures on its operations.

If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our associates improper access to our customers’ personal information or credit card information, we would be subject to liability. This liability could, for instance, include claims related to unauthorized purchases with credit card information, identify theft or other similar fraud-related claims. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand-names. For information on an unauthorized intrusion into portions of the computer system of our Hannaford and Sweetbay banners that process information related to customer credit and debit card transactions, see Note 40 “Contingencies” to the Financial Statements.

Expansion Risk

Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Acquisition and Integration Risk

As part of its strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses. The lack of suitable acquisition targets at acceptable prices may limit the Group’s growth.

Risk Related to Events of Exceptional Nature

Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to, severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group’s relationships with its customers and on its financial condition, results of operations and cash flows. The Group is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial losses will vary according to the nature and severity of any exceptional event.

Litigation Risk

Delhaize Group is from time to time involved in legal actions, including matters involving personnel and employment issues, personal injury, antitrust claims and other proceedings arising in the ordinary

course of business. The Group has estimated its exposure to the claims and litigation arising in the normal course of operations and believes it has made adequate provisions for such exposure. Any litigation, however, involves risk and unexpected outcomes could result in an adverse effect on the Group’s financial statements. More information on pending litigation can be found in Note 40 to the Financial Statements, “Contingencies”.

Regulatory Risk

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health, environmental protection, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in some of its stores. Employers are also subject to laws governing their relationship with associates, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could affect its business, financial condition or results of operations. The Group is subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. In a number of markets, the Group has market positions which may make future significant acquisitions more difficult and may limit its ability to expand by acquisition or merger, if it wished to do so. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behavior. Delhaize Group has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proved, Delhaize Group may be subject to significant fines, damages awards and other expenses, and its reputation may be harmed. For information on a pending antitrust matter in Belgium, see Note 40 “Contingencies” to the Financial Statements.

60 - Delhaize Group - Annual Report 2008

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Code of Business Conduct and Ethics has been developed and implemented, anti-fraud and other appropriate training has been implemented within the Group, and the internal audit function has been reinforced during the recent years.

Risk Related to Internal Controls

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Group’s business and operating results could be harmed, and it could fail to meet its reporting obligations.

As a foreign company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group’s internal control over financial reporting.

The Group’s 2007 annual report filed on Form 20-F includes management’s conclusion that the Group’s internal control over financial reporting is effective as of December 31, 2007. In the same Form 20-F, the Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2007.

Tax Audit Risk

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements. For more information on tax audits in jurisdictions where we conduct business, see Note 40 “Contingencies” to the Financial Statements.

Product Liability Risk

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resulting adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death. As a consequence, Delhaize Group has an exposure to product liability claims. If a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation and its business and financial condition and results of operations. Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

Risk of Environmental Liability

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The Group has put in place control procedures at the operating companies in order to identify, prioritize and resolve adverse environmental conditions.

Self-Insurance Risk

The Group manages its insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Group considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage.

External insurance is used when available at a reasonable cost. The associated insurance levels are set using exposure data gained through risk assessment, by comparison with standard industry practices and by assessment of the available financing capacity in the insurance market.

The main risks covered by Delhaize Group’s insurance policies are the following:

>	Property damage and business interruption caused by fire, explosion, natural events or other perils.
>	Liability incurred because of damage caused to others by the Group’s operations, products and services.

In addition to Group policies, Delhaize Group purchases, in the various countries where it is present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or workers’ compensation.

The U.S. operations of Delhaize Group are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims and healthcare including medical, pharmacy, dental and short-term disability. The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by Delhaize Group. The purpose for implementing the captive reinsurance program was to provide Delhaize Group’s U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride. Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Delhaize Group believes that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require Delhaize Group to make significant expenditures in excess of its existing reserves.

Self-insurance provisions of EUR 122 million are included as liabilities on the balance sheet. More information on self-insurance can be found in Note 23 to the Financial Statements, “Self Insurance Provision”.

61

Financial Statements

62 - Delhaize Group - Annual Report 2008

Consolidated Balance Sheets	64
Consolidated Income Statements	66
Consolidated Statements of Recognized Income and Expense	66
Consolidated Statements of Cash Flows	67
Notes to the Financial Statements	68
1. GENERAL INFORMATION	›› 68
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	›› 68
3. ACQUISITIONS OF SUBSIDIARY AND MINORITY INTEREST	›› 78
4. DIVESTITURES	›› 80
5. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE	›› 80
6. SEGMENT INFORMATION	›› 81
7. GOODWILL	›› 82
8. INTANGIBLE ASSETS	›› 83
9. PROPERTY, PLANT AND EQUIPMENT	›› 85
10. INVESTMENT PROPERTY	›› 87
11. INVESTMENTS IN SECURITIES	›› 87
12. OTHER FINANCIAL ASSETS	›› 87
13. INVENTORIES	›› 88
14. RECEIVABLES	›› 88
15. DIVIDENDS	›› 88
16. EQUITY	›› 89
17. LONG-TERM DEBT	›› 92
18. SHORT-TERM BORROWINGS	›› 94
19. LEASES	›› 94
20. DERIVATIVE INSTRUMENTS	›› 95
21. PROVISIONS	›› 97
22. CLOSED STORE PROVISIONS	›› 97
23. SELF-INSURANCE PROVISION	›› 98
24. EMPLOYEE BENEFIT PLANS	›› 99
25. ACCRUED EXPENSES	›› 102
26. INCOME TAXES	›› 102
27. EARNINGS PER SHARE (“EPS”)	›› 104
28. DISCONTINUED OPERATIONS	›› 105
29. SHARE-BASED COMPENSATION	›› 105
30. COST OF SALES	›› 110
31. EMPLOYEE BENEFIT EXPENSE	›› 110
32. OTHER OPERATING INCOME	›› 110
33. OTHER OPERATING EXPENSES	›› 111
34. FINANCE COSTS	›› 111
35. INCOME FROM INVESTMENTS	›› 111
36. NET FOREIGN EXCHANGE LOSES (GAINS)	›› 112
37. SUPPLEMENTAL CASH FLOW INFORMATION	›› 112
38. RELATED PARTY TRANSACTIONS	›› 112
39. COMMITMENTS	›› 113
40. CONTINGENCIES	›› 113
41. SUBSEQUENT EVENTS	›› 113
42. LIST OF CONSOLIDATED AND ASSOCIATED COMPANIES	›› 114
Supplementary Information	116
Historical Financial Overview	119
Certification of Responsible Persons	119
Report of the Statutory Auditor	120
Summary Statutory Accounts of Delhaize Group SA	121

Consolidated Balance Sheets

Consolidated Assets

(in millions of EUR)	Note	2008	2007	2006
Goodwill	7	2 607	2 446	2 697
Intangible assets	8	597	552	605
Property, plant and equipment	9	3 832	3 383	3 400
Investment property	10	39	40	26
Investment in securities	11	123	116	121
Other financial assets	12	23	25	12
Deferred tax assets	26	8	6	8
Derivative instruments	20	57	53	-
Other non-current assets		11	4	4
Total non-current assets		7 297	6 625	6 873

Inventories	13	1 338	1 262	1 338
Receivables	14	608	565	527
Income tax receivables		8	19	2
Investment in securities	11	28	36	32
Other financial assets	12	7	7	-
Derivative instruments	20	1	-	2
Prepaid expenses		41	29	39
Other current assets		50	30	26
Cash and cash equivalents	37	320	249	305
Assets classified as held for sale	5	2	-	151
Total current assets		2 403	2 197	2 422

Total assets		9 700	8 822	9 295

64 - Delhaize Group - Annual Report 2008

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2008	2007	2006
Share capital	16	50	50	48
Share premium	16	2 725	2 709	2 515
Treasury shares	16	(56)	(59)	(55)
Retained earnings	16	2 678	2 355	2 076
Other reserves	16	(25)	(12)	(33)
Cumulative translation adjustments	16	(1 229)	(1 416)	(1 026)
Shareholders’ equity		4 143	3 627	3 525
Minority interests	16	52	49	36

Total equity		4 195	3 676	3 561

Long-term debt	17	1 766	1 912	2 170
Obligations under finance leases	19	643	596	602
Deferred tax liabilities	26	215	171	186
Derivative instruments	20	-	-	3
Provisions	21, 22, 23, 24	226	207	263
Other non-current liabilities		68	39	34
Total non-current liabilities		2 918	2 925	3 258

Short-term borrowings	18	152	41	102
Long-term debt - current portion	17	326	109	181
Obligations under finance leases	19	44	39	35
Derivative instruments	20	-	1	2
Provisions	21, 22, 23, 24	49	42	42
Income tax payable		98	59	75
Accounts payable		1 383	1 436	1 504
Accrued expenses	25	378	376	384
Other current liabilities		154	118	100
Liabilities associated with assets held for sale	5	3	-	51
Total current liabilities		2 587	2 221	2 476

Total liabilities		5 505	5 146	5 734

Total liabilities and equity		9 700	8 822	9 295

Consolidated Income Statements

(in millions of EUR)	Note	2008	2007(1)	2006(1)
Revenues		19 024	18 943	19 215
Cost of sales	30	(14 204)	(14 155)	(14 367)
Gross profit		4 820	4 788	4 848
Gross margin		25.3%	25.3%	25.2%
Other operating income	32	96	108	83
Selling, general and administrative expenses	31	(3 962)	(3 923)	(3 965)
Other operating expenses	33	(50)	(36)	(19)
Operating profit		904	937	947
Operating margin		4.8%	4.9%	4.9%
Finance costs	34	(213)	(347)	(296)
Income from investments	35	11	15	20
Profit before taxes and discontinued operations		702	605	671
Income tax expense	26	(217)	(204)	(245)
Net profit from continuing operations		485	401	426
Result from discontinued operations (net of tax)	28	(6)	24	(65)
Net profit		479	425	361
Net profit attributable to minority interest		12	15	9
Net profit attributable to equity holders of the Group
(Group share in net profit)		467	410	352
(1) Adjusted for reclassification of German operations to discontinued operations.

(in EUR)
Earnings per share	27
Basic
Net profit from continuing operations		4.76	3.95	4.40
Group share in net profit		4.70	4.20	3.71
Diluted
Net profit from continuing operations		4.65	3.80	4.19
Group share in net profit		4.59	4.04	3.55

(in thousands)
Weighted average number of shares outstanding
Basic		99 385	97 666	94 939
Diluted		103 131	103 448	101 906

Consolidated Statements of Recognized Income and Expense

(in millions of EUR)	2008	2007	2006
Amortization of deferred gain (loss) on hedge, net of tax	1	11	3
Unrealized gain (loss) on securities held for sale, net of tax	6	1	-
Actuarial gain (loss) on defined benefit plans, net of tax	(19)	7	10
Exchange differences gain (loss) on translation of foreign currency operations	185	(387)	(357)
Net income (expense) recognized directly in equity	173	(368)	(344)
Net profit	479	425	361
Total recognized income and expense for the period	652	57	17
Amount attributable to minority interest	12	15	8
Amount attributable to equity holders of the Group	640	42	9

66 - Delhaize Group - Annual Report 2008

Consolidated Statements of Cash Flows

(in millions of EUR)	2008	2007	2006
Operating activities
Group share in net profit	467	410	352
Net profit attributable to minority interest	12	15	9
Adjustments for:
Depreciation and amortization - continuing operations	474	475	495
Depreciation and amortization - discontinued operations	2	1	8
Impairment - continuing operations	20	15	3
Impairment - discontinued operations	8	(1)	65
Allowance for losses on accounts receivable and inventory obsolescence	15	11	12
Share-based compensation	21	22	23
Income taxes	217	203	242
Finance costs	214	350	300
Income from investments	(14)	(37)	(20)
Other non-cash items	(6)	(7)	2
Changes in operating assets and liabilities:
Inventories	(16)	(49)	(56)
Receivables	(52)	(61)	(71)
Prepaid expenses and other assets	(26)	(6)	(9)
Accounts payable	(97)	(9)	112
Accrued expenses and other liabilities	28	75	13
Provisions	(25)	(13)	(32)
Interest paid	(198)	(254)	(292)
Interest received	13	15	19
Income taxes paid	(130)	(223)	(265)
Net cash provided by operating activities	927	932	910
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(100)	-	-
Business disposals, net of cash and cash equivalents disposed	-	119	-
Purchase of tangible and intangible assets (capital expenditures)	(714)	(729)	(700)
Sale of tangible and intangible assets	30	24	16
Investment in debt securities	(66)	(76)	(102)
Sale and maturity of debt securities	73	52	75
Purchase of other financial assets	-	(20)	-
Sale and maturity of other financial assets	7	1	2
Settlement of derivative instruments	-	(1)	(13)
Net cash used in investing activities	(770)	(630)	(722)
Cash flow before financing activities	157	302	188
Financing activities
Proceeds from the exercise of share warrants and stock options	7	65	57
Treasury shares purchased	(6)	(36)	(30)
Dividends paid	(143)	(131)	(113)
Dividends paid by subsidiaries to minority interests	(4)	(2)	(2)
Escrow maturities	9	10	11
Borrowing under long-term loans (net of financing costs)	80	911	1
Repayment of long-term loans	(110)	(1 052)	(631)
Repayment of lease obligations	(39)	(40)	(36)
Net borrowings (repayments) of short-term loans	109	(51)	106
Settlement of derivative instruments	4	(7)	-
Net cash used in financing activities	(93)	(333)	(637)
Effect of foreign currency translation	8	(34)	(42)
Net increase (decrease) in cash and cash equivalents	72	(65)	(491)
Cash and cash equivalents at beginning of period	249	314 (1)	805
Cash and cash equivalents at end of period	321 (2)	249	314 (1)

(1) EUR 9 million included in assets classified as held for sale.

(2) EUR 1 million included in assets classified as held for sale.

Notes to the Financial Statements

1. General Information

Delhaize Group’s (also referred to, with our consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” “the Group” and “the Company”) principal operational activity is the operation of food supermarkets in North America, Europe and Southeast Asia. The Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on Euronext Brussels and on the New York Stock Exchange (“NYSE”).

The consolidated financial statements for the year ended December 31, 2008 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 11, 2009 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 28, 2009. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented, unless stated otherwise.

The comparative income statement has been re-presented as if the operation presented as discontinued operations during the current period had been discontinued from the start of the comparative period (see Note 5).

Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2008 except for the Delhaize Group’s U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2008, 2007 and 2006 include the results of operations of its U.S. subsidiaries for the 53 weeks ended January 3, 2009, 52 weeks ended December 29, 2007 and 52 weeks ended December 30, 2006, respectively.

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by EU. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying value and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed further below.

Principles of Consolidation

Subsidiaries are entities over which the Group has - directly or indirectly - the power to govern the financial and operating policies, which is generally - and for Delhaize Group in all cases - accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that would be exercisable or convertible at year-end, if any, are considered when assessing whether the Group controls another entity. All subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. For a list of all subsidiaries see Note 42.

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established, until such joint control ceases (see Note 42).

The Group currently holds no investments in entities over which Delhaize Group has significant influence but no control (associates).

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances, income and expenses and unrealized gains and losses resulting from intragroup transactions are eliminated in full when preparing the consolidated financial statements.

Minority interests (also referred to as “Non Controlling Interest”) represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity. Acquisition of minority interests are accounted for using the so-called “parent entity extension” method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill.

68 - Delhaize Group - Annual Report 2008

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When Delhaize Group acquires a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group’s accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale.

A discontinued operation is a component of a business that either has been disposed, or is classified as held for sale, if earlier, and:

•	represents a separate major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (see Note 5).

Translation of Foreign Currencies

Items included in the financial statement of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). Delhaize Group’s financial statements are presented in (millions of) euros, the parent entity’s functional and Group’s presentation currency, except where stated otherwise.

Foreign currency transactions of an entity are recognized in its financial records at the exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the balance sheet date exchange rate into the functional currency of the entity. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future) are recognized in the “Cumulative translation adjustment” component of equity. Exchange differences arising on the retranslation into the functional currency of an entity of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

The results and financial position of all Group entities that have a functional currency different from the Group’s presentation currency are translated into the presentation currency as follows: (i) the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate); (ii) goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; (iii) the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day). The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “Cumulative translation adjustment” component of equity. None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group hedge net investments in foreign operations.

(in EUR)	Closing Rate			Average Daily Rate
	2008	2007	2006	2008	2007	2006
1 USD	0.718546	0.679302	0.759301	0.679902	0.729661	0.796433
100 CZK	-	3.755445	3.638348	-	3.601579	3.528376
100 SKK	3.319392	2.977697	2.904022	3.198802	2.960814	2.685711
100 RON	24.860162	27.718491	29.555194	27.154728	29.982331	28.362039
100 THB	2.071037	2.283105	2.138123	2.062906	2.261727	2.101122
100 IDR	0.006562	0.007232	0.008443	0.007044	0.007982	0.008686

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations, computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Expenditure on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e. when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract. Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use, as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique “for-own-use-software” controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with definite lives are reviewed annually and are as follows:

• Prescription files	15 years

• Favorable lease rights	Remaining lease term

• Computer software	3 to 5 years

• Other intangible assets	3 to 15 years

Intangible assets with indefinite useful lives are not amortized, but are annually tested for impairment and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any (see “Business Combinations and Goodwill” above). Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years

• Machinery and equipment	3 to 14 years

• Furnitures, vehicles and other tangible fixed assets	5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income” or “Other operating expenses” in the income statement.

Residual values, useful lives and method of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, but not for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes.

Investment property is measured initially at cost, including transaction costs. Investment property that is being constructed for future use as investment property is accounted for as property, plant and equipment until construction or development is completed, at which time it is reclassified to investment property. Subsequent to initial recognition, Delhaize Group elects to measure investment property at cost, less accumulated depreciation and accumulated impairment losses, if any, i.e. applying the same accounting policies as for property, plant and equipment. The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 10.

70 - Delhaize Group - Annual Report 2008

Leases

The determination of whether an agreement is, or contains a lease, is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as income in the period in which they are earned.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use (“qualifying assets”) are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement on a systematic basis over the expected useful life of the related asset.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Income from new product introduction consists of allowances received to compensate for costs incurred for product handling and is recognized over the product introductory period in cost of sales.

Cash and Cash Equivalents

Cash and cash equivalents include cash at call with banks and on hand and short-term deposits with an original maturity of three months or less. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to “Other current liabilities.”

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use, are tested for impairment at least annually, which at Delhaize Group is in the fourth quarter of the year.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets, for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash generating unit” or CGU). For example, Delhaize Group considers each store to be a CGU.

Goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to the CGUs that are expected to benefit from the synergies of the combination. In determining fair value less costs to sell for the relating CGUs, appropriate valuation models are used, which are supported by valuation multiples, quoted share prices for publicly traded subsidiaries (i.e. Alfa-Beta Vassilopoulos S.A.) or other available fair value indicators.

An impairment loss of continuing operation is recognized in the income statement if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

If impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter “financial asset”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group holds no assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

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Held-to-maturity investments: Financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, and through the amortization process.

In case that Delhaize Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity (see Note 11), any remaining held-to- maturity assets have to be reclassified as available-for-sale financial assets. Consequently, two full financial years must pass before Delhaize Group can again classify financial assets as held-to-maturity (“tainting rules”).

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Loans and receivables: Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group’s loans and receivables comprise “Receivables”, “Other financial assets” and “Cash and cash equivalents.”

Trade receivables are subsequently measured at amortized cost less impairment allowance. An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses.” Impaired receivables are derecognized when they are determined to be uncollectible.

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Available-for-sale investments: Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in equity (see “Statement of Recognized Income and Expense” or SoRIE) until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in equity is recognized in the income statement.

Delhaize Group mainly holds quoted investments and the fair value of these are based on current bid prices. The Group monitors the liquidity of the quoted investments in order to identify inactive markets, if any. In a very limited number of cases, e.g. if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs and relying as little as possible on entity-specific inputs, including broker prices from independent parties, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available. Delhaize Group currently holds only insignificant investments where such valuation techniques are required.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. Currently, Delhaize Group holds mainly investments in debt instruments, in which case the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. Further, Delhaize Group currently holds an immaterial investment in equity instruments where objective evidence for impairment include a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in equity (SoRIE).

Available-for-sale financial assets are included in “Investments in securities” (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group holds only financial liabilities measured at amortized cost, which are included in “Debts,” “Borrowings,” “Accounts payable” and “Other liabilities.”

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. The fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date for financial liabilities actively traded in organized financial markets.

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Financial liabilities measured at amortized costs are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less allowance for impairment and principle repayment or reduction. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument.

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Convertible notes and bonds are compound instruments, consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the value of the embedded option to convert the liability into equity of the Group and is recorded in equity. Transaction costs are apportioned between the liability and equity component of the convertible instrument based on the allocation of proceeds to the liability and equity component when the instruments are initially recognized. The financial liability component is measured at amortized costs until it is extinguished on conversion or redemption. The carrying amount of the embedded conversion option is not re-measured in subsequent years. Convertible bonds are included in “Debts” on the balance sheet.

72 - Delhaize Group - Annual Report 2008

Derivative Financial Instruments

The accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see “Hedge Accounting” below).

Delhaize Group uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates.

Embedded derivatives are separated from the host contract and accounted separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss.

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Derivatives not designated as an effective hedging instrument: Derivatives are classified as held-for-trading unless they are designated as hedges and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re- measured at fair value. The fair value of forward currency contracts is the difference between the forward exchange rate and the contract rate. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 20). Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement. Derivatives that are not a designated and effective hedging instrument are classified as current or non-current or separated into a current or non- current portion based on an assessment of the facts and circumstances.

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Economic hedges: Foreign exchange forward contracts and currency swaps are often not designated as hedges and hedge accounting is therefore not applied. This is because the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offset the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate. Delhaize Group entered into several derivative contracts in order to achieve economic hedge effects (see Note 20).

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

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Cash flow hedges: Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place).

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Fair value hedges: When designated as a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. Both fair value adjustments are recognized within “Finance costs.” The Group currently only applies fair value hedge accounting for hedging fixed interest risk on borrowings (see Note 20).

•	Hedges of a net investment: Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

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Ordinary shares: Delhaize Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

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Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the related tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. Provisions are established on the basis of amounts expected to be paid to the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the temporary differences reverse.

Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are only offset, if there is a legally enforceable right to set off current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elects to present interest and penalties relating to income taxes in “Income tax expense” in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized within “Finance costs.”

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Store closing costs: Delhaize Group regularly reviews its stores’ operating performance and assesses the Company’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies mentioned above). In addition, Delhaize Group recognizes “Closed store provisions,” which consist primarily of provisions for onerous contracts and severance (“termination”) costs. Recognized costs are included in “Other operating expenses,” except for inventory write-downs, which are classified as “Cost of sales”. If appropriate (see accounting policy for “Non-Current Assets/ Disposal Groups and Discontinued Operations” above), stores are accounted for in accordance with IFRS 5 Non- current Assets Held for Sale and Discontinued Operations as stores held for sale and / or store closing costs are included in “Discontinued Operations” disclosures.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfil the agreements exceeds the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income.

When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, when the Group is demonstrably committed to the termination for the estimated settlement amount, which is when the implementation of a formal plan has started or the main features have been announced to those affected (see also “Employee Benefits” below).

Store closing provisions are reviewed regularly to ensure that accrued amounts appropriately reflect management’s best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

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Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, automobile accidents, pharmacy claims and health care in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum exposures is provided by external insurance companies.

Employee Benefits

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A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions usually to a separate entity and will have no legal or constructive obligation to pay further contributions, regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due. See for details of Delhaize Group’s defined contribution plans Note 24.

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A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance policy and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability.

When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in the statement of recognized income and expense.

Past service costs are recognized immediately in income, unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Pension expense is included in “Cost of sales” and in “Selling, general and administrative expenses.” See for details of Delhaize Group’s defined benefit plans Note 24.

74 - Delhaize Group - Annual Report 2008

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Other post-employment benefits: some Group entities provide post-retirement healthcare benefits to their retirees. The Group’s net obligation in respect of long- term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value, and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in the SoRIE in the period in which they arise. These obligations are valued annually by independent qualified actuaries. See for details of Delhaize Group’s other post-employment benefit plans Note 24.

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Termination benefits: are recognized when the Group is demonstrably committed, without realistic possibility of withdrawal, to a detailed formal plan to terminate employment before the normal retirement date. In addition, Delhaize Group recognizes expenses in connection with termination benefits for voluntary redundancies if the Group has made an offer of voluntary redundancy, if it is probable that the offer will be accepted and the number of acceptances can be measured reliably.

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Profit-sharing and bonus plans: the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation.

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Share-based payments: the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or warrants) of the Group (see Note 29). The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model. The share-based compensation plans operated by Delhaize Group do not contain any non-market vesting conditions, but service vesting conditions alone.

The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which all of the specified vesting conditions are to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. At each balance sheet date, the Group revises its estimates of the number of options that are expected to vest. Delhaize Group recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, in case that a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

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Sales of products to the Group’s retail customers are recognized at the point of sale and upon delivery of groceries to internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery.

As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and “buy one, get one free” incentives that are offered to retail customers through the Group’s customer loyalty programs. Loyalty programs also exist whereby customers earn points for future purchases. Discounts provided by vendors, in the form of manufacturer’s coupons, are recorded as a receivable. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

•	The Group generates limited revenues from franchise fees, which are recognized when the services are provided or franchise rights used.

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For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of commission income in its net sales.

•	Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in “Other operating income” (see Note 32).

•	Interest Income is recognized as interest accrues (using the effective interest method) and is included in “Income from investments” (see Note 35).

•	Dividend income is recognized when the Group’s right to receive the payment is established. The income is included in “Income from investments” (see Note 35).

Cost of Sales

Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of sales includes appropriate vendor allowances (see also accounting policy for “Inventories” above).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. An entity’s internal organizational and management structures and its system of internal financial reporting to key management personnel shall normally be the basis for identifying the predominant source and nature of risks and differing rates of return facing the entity.

Delhaize Group’s primary segment reporting is geographical as its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and “Rest of the World” and agree with the Group’s internal reporting and management structure. The “Rest of the World” segment includes the Group’s operations in Romania and Indonesia. Delhaize Group has only one business segment, as in 2008 the operation of retail food supermarkets represented approximately 90% of the Group’s consolidated revenues.

Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires the application of judgment by Delhaize Group in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions we believe to be reasonable under the circumstances and form the basis for making judgments that affect the carrying amounts of assets and liabilities and the reported amounts of revenues and expenses. By definition, actual results could and will often differ from these estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the past, our estimates generally have not deviated significantly from actual results.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included, when appropriate, in, but not limited to, the following notes:

•	Notes 5 and 28 - Disposal Group Classified as Held for Sale and Discontinued Operations;
•	Notes 7, 8, 9, 11 - assessing assets for impairment and fair values of financial instruments;
•	Note 19 - classification of leases;
•	Note 22 - Closed Store Provisions;
•	Note 23 - Self-insurance Provision;
•	Note 24 - Employee Benefit Plans;
•	Note 26 - Income Taxes;
•	Note 29 - Share-Based Compensation.

Changes in Accounting Policies and Disclosures

The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended IFRS and IFRIC interpretations that have been applied as of January 1, 2008:

•

IFRIC 11 IFRS 2 - Group and Treasury Share Transactions: This Interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The Interpretation is applicable for annual periods beginning on or after March 1, 2007. In Europe IFRIC 11 needs to be applied as from the commencement date of 2008 financial year at the latest, except for companies with a January or February commencement date which shall apply IFRIC 11 as from the commencement date of the 2009 financial year at the latest. Delhaize Group elected for the two effective dates (IASB and EU) to coincide (i.e. January 1, 2008) and therefore, the Group amended its accounting policy accordingly. The Interpretation did not have an impact on the financial statements of Delhaize Group, as the Group’s share based compensation plans already qualified as equity-settled schemes.

•

IFRIC 12 Service Concessions: This Interpretation applies to service concession operators and explains how to account for the related infrastructure, obligations undertaken and rights received in service concession arrangements. The IASB set an effective date for annual periods beginning on or after January 1, 2008, while the Interpretation is not required - although allowed - to be applied in the European Union for 2008. As none of Delhaize Group’s entities is an operator of a service concession arrangement, IFRIC 12 has no impact on the Group.

•

IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: The Interpretation provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The IASB requires application of this Interpretation for annual periods beginning on or after January 1, 2008. IFRIC 14 has been endorsed for mandatory use in the European Union for annual periods beginning on or after January 1, 2009, with early application permitted. Delhaize Group elected to early adopt IFRIC 14 for EU purposes to avoid differences between IFRS as issued by the IASB and adopted by the EU. Delhaize Group reviewed the impact of the Interpretation on its financial statements and included the IFRIC 14 guidance in its calculation of all post-employment and other long-term defined benefit plans but concluded that the first time application had no impact on the financial statements of the Group.

•

Amendments to IAS 39 & IFRS 7 Reclassification of Financial Assets and Effective Date and Transition: In October 2008, the IASB issued amendments to IAS 39 and IFRS 7 allowing the reclassification of Financial Assets out of the held-for-trading and available-for-sale categories. The amendment permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available for sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. An entity shall apply those amendments from July 1, 2008. An entity shall not reclassify a financial asset in accordance with paragraph 50B, 50D or 50E of IAS 39 before July 1, 2008. Any reclassification of a financial asset made in periods beginning on or after November 1, 2008 shall take effect only from the date when the reclassification is made. The amendment was endorsed by the EU on October 16, 2008. Delhaize Group has reviewed its financial assets held and concluded that the amendments have no impact on the Group, as it does not have any financial assets that would fall under the amendments.

76 - Delhaize Group - Annual Report 2008

•

Shortly after the October 2008 amendments were issued, it became apparent that the effective date and the transitional requirements of the October amendment had been ambiguously drafted and as a result did not fully reflect the IASB’s intentions. The IASB corrected this subsequently. As the initial amendments had no impact on the Group, the subsequent clarification with respect to the effective date and transition did neither.

Standards and Interpretations Issued but not yet Effective

The following standards, amendments to existing standards or interpretations have been published and are mandatory for the Group’s accounting periods beginning on January 1, 2009 or later periods, but Delhaize Group has not early adopted them:

•

Improvements to IFRS: The IASB has adopted an annual process to deal with non-urgent, but necessary, minor amendments to IFRSs (the “annual improvements process”). The first Improvements to IFRS were issued on May 22, 2008 in two parts. Part I includes those amendments that result in accounting changes for presentation, recognition or measurement purposes. Part II includes those amendments that are terminology or editorial changes only, which the IASB expects to have no or minimal effect on accounting. Most amendments of Part I and all of Part II are effective as of January 1, 2009, with one being effective for annual periods beginning on or after July 1, 2009. Delhaize Group has reviewed the 34 amendments to various standards and expects that the amendments will have no impact on the financial performance or position of the Group, although some of the amendments might require additional disclosures. Delhaize Group will update its accounting policies, where appropriate, in order to reflect the amendments made by the IASB.

•

Amendments IFRS 1 and IAS 27 Cost of an Investment in a subsidiary, jointly controlled entity or associate (annual periods beginning on or after January 1, 2009). The amendments allow first-timer adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial costs of investments in subsidiaries, jointly controlled entities or associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The amendments will not have any impact on the consolidated financial statements of the Group.

•

Revised IFRS 1 First Time Adoption of IFRS (annual periods beginning on or after January 1, 2009). This Standard replaces IFRS 1 First Time Adoption of IFRS initially issued in 2003 and subsequently amended several times to accommodate first-time adoption requirements resulting from new or amended IFRS. The revised version issued in 2008 retains the substance of the previous version (including the change mentioned above), but changed the structure of the standard to make it easier for the reader. The revised standard will have no impact on Delhaize Group.

•

Amendments to IFRS 2 Vesting Conditions and Cancellations (annual periods beginning on or after January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. As indicated above, currently Delhaize Group’s share-based compensation plans contain service conditions only. Therefore, the amendment has no impact on the consolidated financial statements of the Group.

•

Revised IFRS 3 Business Combinations (applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009). While the revised IFRS 3 continues to apply the purchase accounting method, it introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period of the acquisition and future results. Main changes relate to the definition of a business, the treatment of contingent consideration and transaction costs, the accounting for any pre-existing interest in the acquiree and the measurement of minority interest (now referred to as “non-controlling interest”), where the acquirer has the option (on a acquisition- by-acquisition basis) to measure them either at fair value or at its proportionate interest in the identifiable asset and liabilities of the acquiree (which equals the current method used in IFRS 3). Delhaize Group will apply the revised IFRS 3 prospectively for business combinations taking place after January 1, 2010. Therefore, there will be no impact on prior periods in the Group’s 2010 consolidated financial statements.

•

IFRS 8 Operating Segments (applicable for annual periods beginning on or after January 1, 2009): The standard replaces IAS 14 Segment Reporting and introduces the so-called “management approach” to segment reporting into the IFRS literature. The Standard requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

As indicated above, Delhaize Group currently presents primary segment information in respect of its geographical segments (see Note 6). The Group has completed its assessment of the impact of the revised guidance and has concluded that IFRS 8 will not have an impact on the Group’s reportable segments.

•

Revised IAS 1 Presentation of Financial Statements (annual periods beginning on or after January 1, 2009): The revised standard introduces several (smaller) changes to IAS 1, with the most significant being the requirement to separate owner and non-owner changes in equity and the introduction of the statement of comprehensive income, which contains all items of recognized income and expense, either in one or two statements. As the currently used SoRIE is no longer a statement of changes in equity, a consequential change of these new requirements for the Group is that the Consolidated Statements of Changes in Equity (see Note 16) will have to be presented outside the notes as a primary statement. As all changes relate to presentation only, the implementation of the revised IAS 1 will have no impact on the financial performance of the Group. Delhaize Group is still evaluating whether it will continue to present two statements or might want to change to one statement. Based on the Group’s detailed analysis of the changes, Delhaize Group concluded that it has all the information at hand in order to comply with all revised presentation requirements. Financial statements in accordance with the revised IAS 1 will be presented in the Group’s first 2009 interim reporting, prepared in accordance with IAS 34.

•

Amendment to IAS 23 Borrowing Costs (applicable for annual periods beginning on or after January 1, 2009): The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. As explained above, Delhaize Group is already applying the option to capitalize borrowing costs. Therefore, the adoption of the amended IAS 23 has no impact on the financial statements of the Group.

•

Amendment to IAS 27 Consolidated and Separate Financial Statements (applicable for annual periods beginning on or after July 1, 2009): The revised IAS 27 requires that changes in the ownership interest of a subsidiary (without loss of control) is accounted as an equity transaction and will therefore not result in goodwill or gains any longer. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Any remaining interest in the entity is re-measured at fair value, and a gain or loss is recognized in profit or loss. Delhaize Group will apply the revised standard prospectively to transactions with non-controlling interests from January 1, 2010 and will have to change prospectively its current accounting policy in this respect, as the Group is currently applying the so-called “parent entity extension.”

•

Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation (applicable for annual periods beginning on or after January 1, 2009): The amendments provide a limited scope exception for puttable instruments to be classified as equity if they fulfil a number of specified features. The amendments to the standards will have no impact on the financial position or performance of the Group, as the Group has not issued such instruments.

•

Amendments IAS 39 Eligible Hedged Items (applicable for annual periods beginning on or after July 1, 2009): The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. The Group has investigated the amendments and concluded that they will have no impact on the financial position or performance of the Group, as the Group has not entered into any such transactions.

•

IFRIC 13 Customer Loyalty Programmes (applicable for annual periods beginning on or after July 1, 2008): This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed. The Group maintains various loyalty points programs and believes that the current accounting practice is broadly in line with IFRIC 13 and therefore concluded that the application of the interpretation will have an immaterial impact on the consolidated financial statements.

•

IFRIC 15 Agreements for the Construction of Real Estate (applicable for annual periods beginning on or after January 1, 2009): The Interpretation clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, and more important for a wider range of companies, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18 and introduces the so-called “continuous transfer of risk and rewards” approach into the IAS 18 literature. The Group has carefully considered the guidance included in IFRIC 15 and concluded that it will not have an impact on the consolidated financial statements.

•

IFRIC 16 Hedges of a Net Investment in a Foreign Operation (applicable for annual periods beginning on or after October 1, 2008): IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The Group concluded that there is currently no impact on the financial statements of the Group, as it does not hedge any of its net investments in foreign operations.

•

IFRIC 17 Distribution of non cash assets to owners (applicable for annual periods beginning on or after July 1, 2009): The Interpretation provides guidance on how to account for distribution of non-cash assets to shareholders and clarifies that a dividend payable needs to be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity. IFRIC 17 further points out that the liability needs to be measured at the fair value of the asset to be distributed. IFRIC 17 amended IFRS 5 in connection with a non-current asset held for distribution, which is required to be measured at the lower of its carrying value and fair value less costs to distribute. At distribution of the non-cash asset to the shareholder, the difference between the carrying values of the liability and the asset distributed is recognized in a different line item in profit or loss. Delhaize Group has reviewed the requirements of the Interpretation and concluded that it currently has no impact on the Group’s financial statements.

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IFRIC 18 Transfers of Assets from Customers (applicable for transfers of assets from customers received on or after July 1, 2009): The Interpretation applies to agreements in which an entity receives from a customer an item of property, plant and equipment - or cash to acquire or construct such an item - that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. The Interpretation notes that the item needs to be recognized at fair value, if it represents an asset for the entity and clarifies the revenue recognition incorporated in such a transfer agreement. Delhaize Group is currently in the process of reviewing the requirements of IFRIC 18 and has not concluded on the impact the Interpretation might have on the Group’s financial statements.

Financial Risk Management, Objectives and Policies

Delhaize Group’s principle financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash-equivalents that result directly from the Group’s activities. The Group also holds several available-for-sale investments and enters into derivative transactions.

Consequently, the Group is exposed to market risk, credit risk and liquidity risk, which are evaluated by Delhaize Group’s management and Board of Directors and discussed in the section “Risk Factors” in this annual report.

3. Acquisitions of subsidiary and minority interest

Business combinations

Acquisition of P.L.L.C.

On February 14, 2008, Delhaize Group acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis - Logistics (P.L.L.C.) for an amount of EUR 12 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounts to EUR 9 million and goodwill of EUR 5 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

78 - Delhaize Group - Annual Report 2008

Acquisition of Plus Hellas

On April 1, 2008, Delhaize Group acquired, through its subsidiary Alfa-Beta, 100% of the shares and voting rights of the Greek retailer “Plus Hellas,” a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of EUR 70 million was subsequently adjusted to EUR 65 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores and a distribution center, whereby 11 stores and the distribution center are owned. In the meantime, five Plus Hellas stores have been closed and the remaining 29 have been converted to Alfa-Beta banners.

The fair values of the identifiable assets and liabilities of Plus Hellas as of the date of acquisition (April 1, 2008) were:

(in millions of EUR)	Fair values recognized on acquisition
Intangible assets	2
Property, plant and equipment	67
Other non-current assets	3
Inventories	8
Receivables and other assets	2
Cash and cash equivalents	1
83
Non-current liabilities	(10)
Accounts payable	(18)
Other current liabilities	(4)
Net assets	51
Goodwill arising on acquisition	14
Total acquisition cost	65

The total acquisition costs comprise a cash payment and transaction costs of EUR 0.5 million, which are directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	65
Net cash acquired with the subsidiary	(1)
Net cash outflow	64

The goodwill recognized is attributed to the expected synergies, acquired customer base and other benefits from combining the assets and retail activities of Plus Hellas with those of the Group.

From the date of acquisition, Plus Hellas has contributed EUR 36 million to the Group’s 2008 revenues and EUR—6 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 24 million. Plus Hellas applied Greek Generally Accepted Accounting Principles (“Greek GAAP”) before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on Group’s consolidated results, have not been disclosed here.

Acquisition of La Fourmi

On September 1, 2008, Delhaize Group acquired 100% of the shares and voting rights of La Fourmi, which operates 14 supermarkets in Bucharest (of which four are owned). These supermarkets are in the process of being integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price of La Fourmi was EUR 19 million, subsequently adjusted to EUR 12 million, based on the contract terms.

The provisional fair values of the identifiable assets and liabilities of La Fourmi as of the acquisition date (September 1, 2008) were:

(in millions of EUR)	Provisional fair values recognized on acquisition
Intangible assets	3
Property, plant and equipment	7
Inventories	1
Receivables and other assets	2
13
Non-current liabilities	(2)
Accounts payable	(7)
Other current liabilities	(3)
Net assets	1
Goodwill arising on acquisition	11
Total acquisition cost	12

The total acquisition costs comprise a cash payment and transaction costs of EUR 0.2 million, which are directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	12
Net cash acquired with the subsidiary	-
Net cash outflow	12

Delhaize Group is in the process of performing the purchase price allocation and expects to finalize the initial accounting by the end of the second quarter of 2009, but no material adjustments are expected. The provisional goodwill is attributed to strategic and location-related advantages, as well as to the acquisition of the customer base of the La Fourmi stores.

From the date of acquisition, stores of the former La Fourmi Group have contributed EUR 6 million to the 2008 revenues of the Group and EUR - 0.2 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 20 million.

La Fourmi’s carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on the Group’s consolidated results have not been disclosed here, as the La Fourmi Group previously applied Romanian Generally Accepted Accounting Principles (“Romanian GAAP”) and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of additional minority interests

Minority interest in Alfa-Beta Vassilopoulos S.A.

During the 4th quarter of 2008, the Group acquired, in various steps, an additional interest of 3.95% in Alfa-Beta Vassilopoulos S.A., for a total amount of EUR 12 million in cash. These share purchases increased the ownership and voting rights of Delhaize Group from 61.28% to 65.23%. In accordance with the accounting policies of Delhaize Group, the difference between the consideration paid and the book value of the share of the net assets acquired has been recognized in goodwill and amounts to EUR 7 million.

4. Divestitures

On March 15, 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business to NPM/CNP and Ackermans & Van Haaren. This transaction was approved by the European antitrust authorities on June 1, 2007, and was closed on June 30, 2007.

Delhaize Group received EUR 33 million in cash and recorded a pre-tax gain of EUR 2 million in 2007, including EUR 3 million in “Other operating income”, EUR 2 million in “Other operating expenses” and EUR 1 million in “Income from investments.” The Di network consisted of 132 company-operated and franchised stores, which contributed EUR 96 million to Delhaize Group’s 2006 revenues.

5. Disposal Group Classified as Held for Sale

Disposal of Delhaize Deutschland GmbH

In December 2008, management of Delhaize Group concluded on a change in strategy and committed itself to sell its German activities, due to continued loss-making operations and lack of long-term perspectives for changing this trend. Efforts to sell the disposal group have commenced and a completion of the transaction is expected within a one year time frame. The assets and liabilities relating to Delhaize Deutschland GmbH, being part of the Belgian segment, have been presented as “held for sale” and the corresponding total profit or loss shown in the income statement as “Result from discontinued operation.”

The carrying value as of December 31, 2008 of assets classified as assets held for sale and liabilities associated with assets held for sale include: inventory (EUR 1 million), cash (EUR 1 million), provisions (EUR 2 million) and other liabilities (EUR 1 million).

An impairment loss of EUR 8 million, of which EUR 5 million relate to property, plant and equipment, was recorded in discontinued operations to write down the value of Delhaize Deutschland to its fair value less costs to sell.

Disposal of Delvita

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic (part of “Rest of the World” segment), to the German retail group REWE, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita were classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006.

The carrying value of assets classified as assets held for sale and liabilities associated with assets held for sale were as follows as of December 31, 2006:

(in millions of EUR)
Property, plant and equipment	100
Other non-current assets	3
Inventories	23
Other current assets	15
Cash and cash equivalents	10
Assets classified as held for sale	151
Non-current liabilities	(2)
Accounts payable	(37)
Accrued expenses	(12)
Assets classified as held for sale, net of liabilities associated with assets held for sale	100

In 2006, an impairment loss of EUR 64 million was recorded in “Result from discontinued operations” to write down the value of Delvita to its fair value less costs to sell.

On May 31, 2007, the transaction was completed, after unconditional approval by the European antitrust authorities on April 26, 2007.

A gain of EUR 23 million, including a positive accumulated foreign currency translation adjustment of EUR 24 million, was recorded in “Result from discontinued operations.”

Delhaize Group entered the Czech market in 1991 through the newly-founded subsidiary Delvita. In 2005, Delvita sold its Slovakian stores to REWE. At the end of March 2007, Delvita’s sales network included 97 stores. At the end of 2006, Delvita employed approximately 3 700 associates.

See Note 28 on discontinued operations.

80 - Delhaize Group - Annual Report 2008

6. Segment Information

As explained in Note 2, Delhaize Group’s operation of retail food supermarkets represents approximately 90% of the Group’s consolidated revenues and is therefore the only reportable business segment. Consequently, the Group’s only format for reporting segment information is geographical segments, based on the location of customers and assets.

In 2008, certain costs previously included in the “Corporate and Unallocated” segment were allocated to the segment “Belgium.” Prior to 2008, certain “Corporate” costs were allocated only to segments operating in separate legal entities. Delhaize Group and its Belgium business unit operate within the same legal entity. Segment information for prior periods has been revised for comparative purposes. This change has no effect on Delhaize Group’s consolidated financial results.

The geographical segment information for 2008, 2007 and 2006 is as follows:

Year ended December 31, 2008 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate and Unallocated	Total
Revenues(1)	13 081	4 407	1 335	201	-	19 024
Cost of sales	(9 453)	(3 558)	(1 032)	(161)	-	(14 204)
Gross profit	3 628	849	303	40	-	4 820
Gross margin	27.7%	19.3%	22.7%	20.0%	-	25.3%
Other operating income	42	40	13	1	-	96
Selling, general and administrative expenses	(2 904)	(722)	(267)	(38)	(31)	(3 962)
Other operating expenses	(46)	(1)	(3)	-	-	(50)
Operating profit	720	166	46	3	(31)	904
Operating margin	5.5%	3.8%	3.4%	1.5%	-	4.8%
Operating profit from discontinued operations	-	(8)	-	-	-	(8)
Other information
Assets(4)	6 745	1 640	612	84	619	9 700
Liabilities(5)	1 095	783	294	34	3 299	5 505
Capital expenditures	481	117	88	20	8	714
Business acquisitions	-	-	88	12	-	100
Non-cash operating activities:
Depreciation and amortization	356	82	25	4	9	476
Impairment loss(6)	20	8	-	-	-	28
Share-based compensation	18	2	-	-	1	21

(1)    All revenues are from external parties.

(2)    Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).

(3)    Rest of the World include the Group’s operations in Romania and Indonesia. Operations in Slovakia (liquidated in 2008) are presented in discontinued operations (see Note 5).

(4)    Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets, which are included in “Corporate and Unallocated.”

(5)    Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities, which are included in “Corporate and Unallocated.”

(6)    No impairment loss was recorded in equity.

Year ended December 31, 2007 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate and Unallocated	Total
Revenues(1)	13 259	4 346	1 173	165	-	18 943
Cost of sales	(9 623)	(3 493)	(904)	(135)	-	(14 155)
Gross profit	3 636	853	269	30	-	4 788
Gross margin	27.4%	19.6%	22.9%	18.3%	-	25.3%
Other operating income	52	50	5	1	-	108
Selling, general and administrative expenses	(2 919)	(725)	(221)	(27)	(31)	(3 923)
Other operating expenses	(23)	(10)	(2)	-	(1)	(36)
Operating profit	746	168	51	4	(32)	937
Operating margin	5.6%	3.8%	4.4%	2.3%	-	4.9%
Operating profit from discontinued operations	(1)	-	-	4	-	3
Other information
Assets(4)	6 215	1 595	413	43	556	8 822
Liabilities(5)	1 046	837	263	23	2 977	5 146
Capital expenditures	547	114	37	12	19	729
Business acquisitions	-	-	-	-	-	-
Non-cash operating activities:
Depreciation and amortization	368	78	20	3	7	476
Impairment loss(6)	13	2	-	(1)	-	14
Share-based compensation	19	2	-	-	1	22

(1)    All revenues are from external parties.

(2)    Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).

(3)    Rest of the World include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations (see Note 5).

(4)    Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets, which are included in “Corporate and Unallocated.”

(5)    Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities, which are included in “Corporate and Unallocated.”

(6)    No impairment loss was recorded in equity.

Year ended December 31, 2006 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate and Unallocated	Total
Revenues(1)	13 773	4 275	1 030	137	-	19 215
Cost of sales	(10 024)	(3 430)	(801)	(112)	-	(14 367)
Gross profit	3 749	845	229	25	-	4 848
Gross margin	27.2%	19.8%	22.2%	18.1%	-	25.2%
Other operating income	40	37	5	1	-	83
Selling, general and administrative expenses	(3 009)	(703)	(200)	(25)	(28)	(3 965)
Other operating expenses	(15)	(3)	(1)	-	-	(19)
Operating profit	765	176	33	1	(28)	947
Operating margin	5.6%	4.1%	3.2%	0.2%	-	4.9%
Operating profit from discontinued operations	(2)	-	-	(62)	-	(64)
Other information
Assets(4)	6 660	1 548	383	33	671	9 295
Liabilities(5)	1 139	883	243	19	3 450	5 734
Capital expenditures	528	107	38	12	15	700
Business acquisitions	-	-	-	-	-	-
Non-cash operating activities:
Depreciation and amortization	394	76	19	10	4	503
Impairment loss(6)	1	1	1	65	-	68
Share-based compensation	20	2	-	-	1	23

(1)    All revenues are from external parties.

(2)    Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).

(3)    Rest of the World include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations (see Note 5).

(4)    Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets, which are included in “Corporate and Unallocated.”

(5)    Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities, which are included in “Corporate and Unallocated.”

(6)    No impairment loss was recorded in equity.

7. Goodwill

(in millions of EUR)				2008	2007	2006
Gross carrying amount at January 1				2 516	2 774	3 081
Accumulated impairment at January 1				(70)	(77)	(84)
Net carrying amount at January 1				2 446	2 697	2 997
Acquisitions through business combinations and adjustments to initial purchase accounting				30	6	(2)
Acquisition of minority interest				7	-	1
Amount classified as held for sale				-	-	(17)
Currency translation effect				124	(257)	(282)
Gross carrying amount at December 31				2 677	2 516	2 774
Accumulated impairment at December 31				(70)	(70)	(77)
Net carrying amount at December 31				2 607	2 446	2 697

Goodwill is allocated and tested for impairment at the cash generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents the operating entity level, being also the lowest level at which goodwill is monitored for internal management purpose:

(in millions of EUR)				2008	2007	2006
Food Lion				1 213	1 147	1 282
Hannaford				1 103	1 043	1 159
United States				2 316	2 190	2 441
Belgium				160	160	160
Greece				120	94	94
Rest of the World				11	2	2
Total				2 607	2 446	2 697

In accordance with the accounting policies in Note 2, Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

•

The value in use (“VIU”) calculations use cash flow projections based on the latest available financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates, with these growth rates not exceeding the long-term average growth rate for the supermarket retail business.

•

The fair value less cost to sell (“FVLCTS”) of each operating company is based on earnings multiples paid for similar companies in the market and / or market capitalization for publicly traded subsidiaries (i.e. Alfa-Beta Vassilopoulos S.A.).

82 - Delhaize Group - Annual Report 2008

In 2008, 2007 and 2006, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU and a market multiples model when establishing FVLCTS. Goodwill at the other Group entities was tested for impairment using a market multiple or market capitalization approach, where possible, to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for value in use calculations for the U.S. entities:

(in millions of EUR)	2008	2007	2006
Growth rate*	3.3%	2.0%	2.0%
Discount rate**	7.25%	8.5%	8.8%

*	Weighted average growth rate used to extrapolate sales beyond the three-year period.
**	After-tax discount rate applied to corresponding cash flow projections.

In 2006, EUR 17 million of the total goodwill of the Group associated with Delvita was classified as held for sale and was fully impaired upon writing down the value of Delvita to fair value less costs to sell (see Note 5). No additional impairment losses were recorded in 2008, 2007 and 2006 respectively.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of e.g., 100 basis points and a reduction of total projected future cash flows by e.g., 10%, would have decreased the total VIU by EUR 3.1 billion in 2008 and would not have resulted in the recognition of any impairment loss by the Group.

8. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The value in use is estimated using revenue projections of each operating entity (see Note 7) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded in 2008, 2007 or 2006.

See Note 9 for a description of the impairment test for assets with definite lives.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2008	354	86	120	224	46	830
Additions	-	36	22	-	5	63
Sales and disposals	-	-	(3)	(22)	-	(25)
Acquisitions through business combinations	-	-	-	4	1	5
Transfers to/from other accounts	-	(3)	7	-	(3)	1
Currency translation effect	20	4	6	11	3	44
Cost at December 31, 2008	374	123	152	217	52	918
Accumulated amortization at January 1, 2008	-	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at January 1, 2008	(32)	-	-	(5)	-	(37)
Amortization expense	-	(12)	(22)	(15)	(3)	(52)
Sales and disposals	-	-	3	22	-	25
Currency translation effect	(2)	(2)	(4)	(7)	(1)	(16)
Accumulated amortization at December 31, 2008	-	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at December 31, 2008	(34)	-	-	(5)	-	(39)
Net carrying amount at December 31, 2008	340	67	72	88	30	597
Cost at January 1, 2007	396	75	96	272	45	884
Additions	-	20	30	1	8	59
Sales and disposals	-	-	-	(21)	(2)	(23)
Transfers to/from other accounts	-	(2)	3	(1)	-	-
Currency translation effect	(42)	(7)	(9)	(27)	(5)	(90)
Cost at December 31, 2007	354	86	120	224	46	830
Accumulated amortization at January 1, 2007	-	(35)	(43)	(141)	(19)	(238)
Accumulated impairment at January 1, 2007	(36)	-	-	(5)	-	(41)
Amortization expense	-	(10)	(19)	(20)	(3)	(52)
Sales and disposals	-	-	-	21	2	23
Transfers to/from other accounts	-	-	-	1	-	1
Currency translation effect	4	3	5	15	2	29
Accumulated amortization at December 31, 2007	-	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at December 31, 2007	(32)	-	-	(5)	-	(37)
Net carrying amount at December 31, 2007	322	44	63	95	28	552
Cost at January 1, 2006	442	57	82	322	45	948
Additions	-	21	26	1	4	52
Sales and disposals	-	-	(1)	(16)	-	(17)
Transfers to/from other accounts	-	2	(1)	(2)	1	-
Currency translation effect	(46)	(5)	(8)	(33)	(5)	(97)
Amount classified as held for sale	-	-	(2)	-	-	(2)
Cost at December 31, 2006	396	75	96	272	45	884
Accumulated amortization at January 1, 2006	-	(29)	(33)	(149)	(17)	(228)
Accumulated impairment at January 1, 2006	(40)	-	-	(5)	-	(45)
Amortization expense	-	(9)	(16)	(24)	(4)	(53)
Sales and disposals	-	-	-	17	-	17
Transfers to/from other accounts	-	-	-	(1)	-	(1)
Currency translation effect	4	3	4	16	2	29
Amount classified as held for sale	-	-	2	-	-	2
Accumulated amortization at December 31, 2006	-	(35)	(43)	(141)	(19)	(238)
Accumulated impairment at December 31, 2006	(36)	-	-	(5)	-	(41)
Net carrying amount at December 31, 2006	360	40	53	126	26	605

Trade name assets are allocated as follows:
(in millions of EUR)				December 31,

				2008	2007	2006
Food Lion				185	175	196
Hannaford				155	147	164
United States				340	322	360

Amortization expenses are charged to selling, general and administrative expenses.

84 - Delhaize Group - Annual Report 2008

9. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2008	1 443	1 333	2 561	77	754	6 168
Additions	41	101	281	226	53	702
Sales and disposals	(6)	(23)	(123)	(2)	(8)	(162)
Acquisitions through business combinations	62	10	5	2	4	83
Transfers to/from other accounts	16	114	60	(208)	(6)	(24)
Currency translation effect	48	66	111	2	42	269
Amount classified as held for sale	-	(8)	(3)	-	-	(11)
Balance at December 31, 2008	1 604	1 593	2 892	97	839	7 025
Accumulated depreciation at January 1, 2008	(340)	(705)	(1 431)	-	(265)	(2 741)
Accumulated impairment at January 1, 2008	-	(8)	(27)	-	(9)	(44)
Depreciation expense	(49)	(106)	(220)	-	(46)	(421)
Impairment loss	-	(9)	(7)	-	(8)	(24)
Sales and disposals	3	19	115	-	8	145
Transfers to/from other accounts	1	-	1	-	2	4
Currency translation effect	(13)	(32)	(62)	-	(16)	(123)
Amount classified as held for sale	-	8	3	-	-	11
Accumulated depreciation at December 31, 2008	(398)	(820)	(1 595)	-	(317)	(3 130)
Accumulated impairment at December 31, 2008	-	(13)	(33)	-	(17)	(63)
Net carrying amount at December 31, 2008	1 206	760	1 264	97	505	3 832
Cost at January 1, 2007	1 474	1 290	2 525	91	757	6 137
Additions	45	117	296	200	75	733
Sales and disposals	(13)	(54)	(109)	(1)	(2)	(179)
Transfer to/from other accounts	30	94	60	(205)	-	(21)
Currency translation effect	(93)	(114)	(210)	(8)	(76)	(501)
Divestitures	-	-	(1)	-	-	(1)
Balance at December 31, 2007	1 443	1 333	2 561	77	754	6 168
Accumulated depreciation at January 1, 2007	(319)	(712)	(1 418)	-	(248)	(2 697)
Accumulated Impairment at January 1, 2007	(1)	(4)	(27)	-	(8)	(40)
Depreciation expense	(47)	(105)	(224)	-	(46)	(422)
Impairment loss	(2)	(6)	(7)	-	(2)	(17)
Sales and disposals	4	51	99	-	2	156
Transfers to/from other accounts	3	3	2	-	1	9
Currency translation effect	22	60	116	-	27	225
Divestitures	-	-	1	-	-	1
Accumulated depreciation at December 31, 2007	(340)	(705)	(1 431)	-	(265)	(2 741)
Accumulated impairment at December 31, 2007	-	(8)	(27)	-	(9)	(44)
Net carrying amount at December 31, 2007	1 103	620	1 103	77	480	3 383
Cost at January 1, 2006	1 606	1 253	2 637	81	785	6 362
Additions	57	125	304	150	55	691
Sales and disposals	(17)	(13)	(157)	(2)	(7)	(196)
Transfer to/from other accounts	43	70	16	(128)	2	3
Currency translation effect	(88)	(103)	(204)	(7)	(76)	(478)
Amount classified as held for sale	(127)	(42)	(71)	(3)	(2)	(245)
Balance at December 31, 2006	1 474	1 290	2 525	91	757	6 137
Accumulated depreciation at January 1, 2006	(323)	(680)	(1 486)	-	(229)	(2 718)
Accumulated Impairment at January 1, 2006	(6)	(9)	(32)	-	(8)	(55)
Depreciation expense	(47)	(109)	(246)	-	(47)	(449)
Impairment loss	-	(1)	(2)	-	-	(3)
Sales and disposals	10	12	149	-	5	176
Transfers to/from other accounts	2	2	(1)	-	-	3
Currency translation effect	18	57	114	-	23	212
Amount classified as held for sale	26	12	59	-	-	97
Accumulated depreciation at December 31, 2006	(319)	(712)	(1 418)	-	(248)	(2 697)
Accumulated impairment at December 31, 2006	(1)	(4)	(27)	-	(8)	(40)
Net carrying amount at December 31, 2006	1 154	574	1 080	91	501	3 400

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2008	2007	2006
Cost of sales	42	43	45
Selling, general and administrative expenses	377	379	397
Result from discontinued operations	2	-	7
Total depreciation	421	422	449
Property, plant and equipment by segment is as follows:
(in millions of EUR)		December 31,

	2008	2007	2006
United States	2 696	2 407	2 462
Belgium	746	738	723
Greece	339	202	186
Rest of the World	38	22	15
Corporate	13	14	14
Total property, plant and equipment	3 832	3 383	3 400

In accordance with the accounting policy stated in Note 2, Delhaize Group tests assets with definite lives for impairment whenever events or circumstances indicate that impairment may exist. The Group monitors the carrying value of its retail stores, the lowest level asset group for which identifiable cash flows are independent of other (groups of) assets (“cash generating unit” or CGU), for potential impairment based on historical and projected cash flows. The recoverable value is estimated based on projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors, such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimating fair values based on the location and condition of the stores.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and by that might result in additional stores identified as being possibly impaired and/ or on the impairment amount calculated.

Impairment losses of depreciable assets, recorded in other operating expenses, amounted to EUR 24 million, EUR 17 million and EUR 3 million in 2008, 2007 and 2006, respectively. Impairment losses recognized in discontinued operations (related to assets classified as held for sale, see Notes 5 and 28) were EUR 5 million and EUR 48 million in 2008 and 2006 respectively. EUR 3 million impairment losses were reversed in 2007, of which EUR 1 million was recorded in result from discontinued operations in 2007.

The impairment loss of EUR 24 million recognized in 2008 (2007: EUR 17 million) consists mainly of impairment losses of EUR 19 million (2007: EUR 14 million)relating to 26 (2007: 25) Sweetbay stores of which seven are in the process of being closed (part of United States segment) and EUR 5 million relating to 4 stores in Germany (part of Belgium segment). The impairment losses at Sweetbay are based on management’s evaluation of 36 stores (2007: 25) with impairment indicators, with operating results not meeting expectations. The impaired stores have been identified estimating the fair value less costs to sell of the retail stores based on third-party valuation experts, using a cost approach.

The impairment by property, plant and equipment categories is as follows:

(in millions of EUR)		December 31,

	2008	2007	2006
Leasehold improvements	9	6	1
Furniture, fixtures, equipment and vehicles	7	7	2
Buildings	-	2	-
Property under finance leases	8	2	-
Total	24	17	3

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2008 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	134	705	755	-	1 594
Belgium	135	26	237	373	771
Greece	53	-	148	-	201
Rest of the World	8	-	95	-	103
Discontinued operations	-	-	4	-	4
Total	330	731	1 239	373	2 673

86 - Delhaize Group - Annual Report 2008

10. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group’s accounting policy explained in Note 2, investment property is accounted for at costs, less accumulated depreciation and accumulated impairment losses, if any. The fair value of investment property was EUR 52 million, EUR 50 million and EUR 37 million at December 31, 2008, 2007 and 2006, respectively. The fair values for disclosure purposes have been determined either with the support of qualified independent external valuers or by internal valuers, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in “Other operating income” was EUR 3 million for 2008, 2007 and 2006. Operating expenses arising from investment property generating rental income, included in “Selling, general and administrative expenses”, were EUR 4 million, EUR 3 million and EUR 2 million for 2008, 2007 and 2006, respectively.

(in millions of EUR)	2008	2007	2006
Cost at January 1	48	30	32
Additions	-	8	-
Sales and disposals	(10)	(5)	(2)
Transfers to/from other accounts	12	19	3
Currency translation effect	3	(4)	(3)
Cost at December 31	53	48	30
Accumulated depreciation at January 1	(8)	(4)	(3)
Depreciation expense	(3)	(3)	(1)
Sales and disposals	2	1	-
Impairment	(1)	1	-
Transfers to/from other accounts	(3)	(4)	(1)
Currency translation effect	(1)	1	1
Accumulated depreciation at December 31	(14)	(8)	(4)
Net carrying amount at December 31	39	40	26

11. Investments in Securities

Investments in securities represent mainly investments in debt securities which are either held as available for sale or with the intention and ability to hold to maturity. The Group sold during 2008 a more than an insignificant amount of its financial assets classified as held-to-maturity and, therefore, reclassified any remaining investments initially classified as held-to-maturity assets to available-for-sale.

Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the investments in securities are as follows:

(in millions of EUR)					December 31,
		2008			2007			2006
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	123	-	123	68	48	116	53	68	121
Current	28	-	28	28	8	36	23	9	32
Total	151	-	151	96	56	152	76	77	153

Fair values have predominantly been determined by reference to current bid prices in an active market (see Note 2). The fair values of investments in securities classified as held-to-maturity at December 31, 2007 and 2006 were EUR 153 million and EUR 152 million, respectively.

In 2008, as a consequence of the credit crisis, an impairment charge of EUR 1 million was recognized in the income statement. In 2007 and 2006, none of the investments in securities were either past due or impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2008, 2007 and 2006, EUR 15 million, EUR 22 million and EUR 34 million, respectively, were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 17).

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

In 2007, the Group included an amount of EUR 20 million held in escrow, relating to the sale of Delvita. As of 2008, this amount will be released in three equal installments, resulting in a carrying amount of EUR 13 million at December 31, 2008.

13. Inventories

No inventory has been written down at December 31, 2008, 2007 or 2006, and no previous write-downs were reversed in 2008, 2007 or 2006.

14. Receivables

(in millions of EUR)				2008	2007	2006
Trade receivables				542	488	437
Trade receivables - bad debt allowance				(20)	(15)	(19)
Other receivables				86	92	109
Total current receivables				608	565	527
The aging of Delhaize Group current receivables is as follows:
(in millions of EUR)			December 31, 2008
	Net Carrying Amount as of December 31, 2008	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	542	402	107	21	12	-
Trade receivables - bad debt allowance	(20)	(4)	(2)	(3)	(11)	-
Other receivables	86	71	5	7	3	-
Total	608	469	110	25	4	-

(in millions of EUR)			December 31, 2007
	Net Carrying Amount as of December 31, 2007	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	488	357	106	15	10	-
Trade receivables - bad debt allowance	(15)	(2)	(1)	(2)	(10)	-
Other receivables	92	78	4	6	4	-
Total	565	433	109	19	4	-

(in millions of EUR)			December 31, 2006
	Net Carrying Amount as of December 31, 2006	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	437	329	57	36	13	2
Trade receivables - bad debt allowance	(19)	(3)	(1)	(2)	(13)	-
Other receivables	109	78	7	12	12
Total	527	404	63	46	12	2

The above analysis shows the aging of receivables. To provide a more accurate analysis of the aging of receivables, receivables of subsidiaries with discontinued operations have been classified in the column “Other.” The maximum exposure to risk for the receivables is the carrying value minus any insurance claim.

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

15. Dividends

On May 22, 2008, the shareholders approved the payment of a gross dividend of EUR 1.44 per share (EUR 1.08 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 144 million. On May 24, 2007, the shareholders approved the payment of a gross dividend of EUR 1.32 per share (EUR 0.99 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 130 million. On May 24, 2006, the shareholders approved the payment of a gross dividend of EUR 1.20 per share (EUR 0.90 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 115 million.

With respect to the current year, the Board of Directors proposes a gross dividend of EUR 1.48 per share to be paid to owners of ordinary shares against coupon no. 47 on June 4, 2009. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 28, 2009 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The total estimated dividend, based on the number of shares outstanding at March 11, 2009 is EUR 149 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential conversion of convertible bonds issued in April 2004 and/or the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may have to issue new ordinary shares, to which payment in 2009 of the 2008 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 28, 2009. The Board of Directors will communicate at the Ordinary General Meeting of May 28, 2009 the aggregate number of shares entitled to the 2008 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2008 will be modified accordingly. The maximum number of shares which could be issued between March 11, 2009, and May 28, 2009, assuming that all convertible bonds were to be converted and all vested warrants were to be exercised, is 5 423 056. This would result in an increase in the total amount to be distributed as dividends to a total of EUR 8 million.

88 - Delhaize Group - Annual Report 2008

16. Equity

Consolidated Statements of Changes in Equity

(in millions of EUR, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Other Reserves	Cumulative Translation Adjustment	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2006	94 705 062	47	2 428	595 586	(34)	1 838	(50)	(665)	3 564	31	3 595
Net income (expense) recognized directly in equity	-	-	-	-	1	-	17	(361)	(343)	(1)	(344)
Net profit	-	-	-	-	-	352	-	-	352	9	361
Total recognized income and expense for the period	-	-	-	-	1	352	17	(361)	9	8	17
Capital increases	1 751 862	1	55	-	-	-	-	-	56	-	56
Treasury shares purchased	-	-	-	481 400	(30)	-	-	-	(30)	-	(30)
Treasury shares sold upon exercise of employee stock options	-	-	(4)	(158 387)	8	-	-	-	4	-	4
Excess tax benefit on employee stock options and restricted shares	-	-	15	-	-	-	-	-	15	-	15
Tax payment for restricted shares vested	-	-	(2)	-	-	-	-	-	(2)	-	(2)
Share-based compensation expense	-	-	23	-	-	-	-	-	23	-	23
Dividend declared	-	-	-	-	-	(114)	-	-	(114)	(2)	(116)
Purchase of minority interests	-	-	-	-	-	-	-	-	-	(1)	(1)
Balances at December 31, 2006	96 456 924	48	2 515	918 599	(55)	2 076	(33)	(1 026)	3 525	36	3 561
Net income (expense) recognized directly in equity	-	-	-	-	1	-	21	(390)	(368)	-	(368)
Net profit	-	-	-	-	-	410	-	-	410	15	425
Total recognized income and expense for the period	-	-	-	-	1	410	21	(390)	42	15	57
Capital increases	1 556 055	1	56	-	-	-	-	-	57	-	57
Conversion of convertible bond	2 267 528	1	125	-	-	-	-	-	126	-	126
Treasury shares purchased	-	-	-	536 275	(36)	-	-	-	(36)	-	(36)
Treasury shares sold upon exercise of employee stock options	-	-	(19)	(515 925)	31	-	-	-	12	-	12
Excess tax benefit on employee stock options and restricted shares	-	-	14	-	-	-	-	-	14	-	14
Tax payment for restricted shares vested	-	-	(4)	-	-	-	-	-	(4)	-	(4)
Share-based compensation expense	-	-	22	-	-	-	-	-	22	-	22
Dividend declared	-	-	-	-	-	(131)	-	-	(131)	(2)	(133)
Balances at December 31, 2007	100 280 507	50	2 709	938 949	(59)	2 355	(12)	(1 416)	3 627	49	3 676
Net income (expense) recognized directly in equity	-	-	-	-	-	-	(13)	186	173	-	173
Net profit	-	-	-	-	-	467	-	-	467	12	479
Total recognized income and expense for the period	-	-	-	-	-	467	(13)	186	640	12	652
Capital increases	302 777	-	15	-	-	-	-	-	15	-	15
Treasury shares purchased	-	-	-	123 317	(6)	-	-	-	(6)	-	(6)
Treasury shares sold upon exercise of employee stock options	-	-	(8)	(147 550)	9	-	-	-	1	-	1
Tax deficiency on employee stock options and restricted shares	-	-	(3)	-	-	-	-	-	(3)	-	(3)
Tax payment for restricted shares vested	-	-	(9)	-	-	-	-	-	(9)	-	(9)
Share-based compensation expense	-	-	21	-	-	-	-	-	21	-	21
Dividend declared	-	-	-	-	-	(143)	-	-	(143)	(4)	(147)
Purchase of minority interests	-	-	-	-	-	-	-	-	-	(5)	(5)
Divestiture	-	-	-	-	-	(1)	-	1	-	-	-
Balances at December 31, 2008	100 583 284	50	2 725	914 716	(56)	2 678	(25)	(1 229)	4 143	52	4 195

Ordinary Shares

There were 100 583 284, 100 280 507 and 96 456 924 Delhaize Group ordinary shares issued and fully paid at December 31, 2008, 2007 and 2006, respectively (par value of EUR 0.50), of which 914 716, 938 949 and 918 599 ordinary shares were held in treasury at December 31, 2008, 2007 and 2006, respectively. Delhaize Group’s ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2007, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2012, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 9.7 million corresponding to approximately 19.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2008, Delhaize Group issued 302 777 shares of common stock (2007: 3 823 583; 2006: 1 751 862) for EUR 15 million (2007: EUR 183 million, 2006: EUR 56 million), net of EUR 6 million (2007: EUR 52 million, 2006: EUR 44 million) representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.1 million after taxes (2007: EUR 0.1 million, 2006: EUR 0.1 million). The 2007 amount was also net of EUR 3.6 million (net of taxes) relating to the unamortized discount on the convertible bond. Of shares issued in 2007, 2 267 528 represent convertible bonds which were converted into capital in 2007, with a corresponding credit to share capital of EUR 1 million and to share premium of EUR 125 million.

The Group maintains several share-based compensation plans under which options and warrants on the Group’s shares have been granted to certain employees of the Group (see Note 29).

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2006	47 352 531	2 374 920 005	94 705 062
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	875 931	98 585 162	1 751 862
Capital on December 31, 2006	48 228 462	2 473 505 167	96 456 924
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	774 227	107 345 804	1 548 455
Capital increase linked to the conversion of bonds (43% of the convertible bonds were converted into 2 267 528 shares)	1 133 764	128 115 332	2 267 528
Capital increase as a consequence of the exercise of warrants under the 2000 non-US stock option plan	3 800	475 760	7 600
Capital on December 31, 2007	50 140 253	2 709 442 063	100 280 507
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	151 389	15 101 524	302 777
Capital on December 31, 2008	50 291 642	2 724 543 587	100 583 284
(1) Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.
Authorized Capital - Status (in EUR, except number of shares)		Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007		19 357 794	9 678 897
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan		(528 542)	(264 271)
Balance of remaining authorized capital as of December 31, 2008		18 829 252	9 414 626

Share Repurchases

On May 22, 2008, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2007. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

During 2008, Delhaize Group SA acquired 51 867 Delhaize Group shares for an aggregate amount of EUR 3 million, representing approximately 0.05% of Delhaize Group’s share capital and transferred 28 604 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2008, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 144 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

Additionally, Delhaize America, Inc. repurchased in 2008, 71 450 Delhaize Group ADRs for an aggregate amount of USD 4 million, representing approximately 0.07% of the Delhaize Group share capital as at December 31, 2008 and transferred 118 946 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2008, Delhaize Group owned 914 716 treasury shares (including ADRs), of which 791 399 were acquired prior to 2008, representing approximately 0.91% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500 000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

In August 2008, Delhaize America engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain stock options held by employees of U.S. subsidiaries of Delhaize Group and certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. The financial institution completed the purchases allowed under the plan in October 2008, purchasing a total of 71 450 ADRs.

90 - Delhaize Group - Annual Report 2008

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2008, 2007 and 2006, Delhaize Group’s legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the dividend restriction test (see Note 18). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

Other reserves include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 20). Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments. Other reserves also include actuarial gains and losses on defined benefit plans and unrealized gains and losses on securities available for sale.

(in millions of EUR)		December 31,
	2008	2007	2006
Deferred gain (loss) on hedge:
Gross	(17)	(16)	(37)
Tax effect	7	6	14
Actuarial gain (loss) on defined benefit plans:
Gross	(38)	(6)	(16)
Tax effect	15	2	5
Amount attributable to minority interest	-	1	1
Unrealized gain (loss) on securities available-for-sale:
Gross	9	2	-
Tax effect	(1)	(1)	-
Total other reserves	(25)	(12)	(33)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro.

Capital Management

The Group manages its capital in order to maximize shareholder value while keeping sufficient flexibility to execute strategic projects. We monitor capital by using the same debt/equity classifications as applied in our IFRS reporting.

Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

Minority Interests (in millions of EUR)		December 31,
	2008	2007	2006
Belgium	1	1	-
Greece	51	48	36
Total	52	49	36

17. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

The carrying values of long-term debt (excluding finance leases), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

(in millions of EUR)				December 31,
	Nominal Interest rate	Maturity	Currency	2008	2007	2006
Debentures, unsecured	9.00%	2031	USD	572	541	642
Notes, unsecured	8.05%	2027	USD	87	82	92
Bonds, unsecured	6.50%	2017	USD	320	302	-
Notes, unsecured(1)	5.625%	2014	EUR	537	504	-
Bonds, unsecured(2)	5.10%	2013	EUR	80	-	-
Notes, unsecured	8.125%	2011	USD	36	34	829
Bonds, unsecured(2)	3.895%	2010	EUR	40	40	40
Convertible bonds, unsecured	2.75%	2009	EUR	170	165	283
Bonds, unsecured	4.625%	2009	EUR	150	150	149
Notes, unsecured	8.00%	2008	EUR	-	99	99
Notes, unsecured	7.55%	2007	USD	-	-	110
Other debt(3)	7.25%	2018	USD	-	-	10
Mortgages payable	7.55% to 8.65%	2008 to 2016	USD	3	4	5
Senior notes	6.31% to 7.41%	2007 to 2016	USD	12	19	31
Other notes, unsecured	7.50% to 14.15%	2007 to 2013	USD	1	1	-
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	81	77	-
Medium-term notes, unsecured	3.354% to 4.70%	2007	EUR	-	-	50
Bank borrowings				3	3	11
Total non-subordinated borrowings				2 092	2 021	2 351
Less current portion				(326)	(109)	(181)
Total non-subordinated borrowings, non-current				1 766	1 912	2 170

(1)	Notes are part of hedging relationship (see Note 20).
(2)	Bonds have been issued by Delhaize Group’s Greek subsidiary Alfa-Beta.
(3)	Contains leasing debt which was included in finance leases since 2007.

The interest rate on long-term debt (excluding finance leases) was on average 5.6%, 6.7% and 7.3% at December 31, 2008, 2007, and 2006, respectively. These interest rates were calculated considering the interest rate swaps discussed below.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). EUR 50 million medium-term notes were outstanding at December 31, 2006. No notes were outstanding at December 31, 2008 and 2007.

Re-acquisition of USD borrowings

In order to reduce its average cost of long term debt, Delhaize Group re-acquired in June 2007, borrowings for a total amount of USD 1.1 billion (USD 1.05 billion with 2011 maturities and USD 50 million with 2031 maturities). The re-purchase was financed with a simultaneous issuance of a EUR 500 million seven-year bond at 5.625%, a USD 450 million 10-year bond at 6.50% and a five-year floating term loan of USD 113 million. The Euro bond was subsequently swapped entirely into USD in order to match the currency of the relating earnings process (see Note 20).

Convertible bonds

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295 million (the “Convertible Bonds”). The Convertible Bonds mature in April 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The net proceeds from the issue of the Convertible Bonds were split between the liability component and an equity component. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion option, is included in shareholders’ equity, net of income taxes. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component.

The conversion price is initially EUR 57 per share, subject to adjustment on the occurrence of certain events as set out in the offering Circular. Conversion in full of the aggregate principal amount of the Convertible Bonds at the initial conversion price would result in the issuance of 5 263 158 ordinary shares. In 2007, EUR 129 million convertible bonds were converted into 2 267 528 shares, leaving EUR 171 million outstanding bonds.

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding Senior Notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

92 - Delhaize Group - Annual Report 2008

As of December 31, 2008, 2007 and 2006, USD 18 million (EUR 13 million), USD 30 million (EUR 20 million) and USD 42 million (EUR 32 million) in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2008, 2007 and 2006, restricted securities of USD 21 million (EUR 15 million), USD 32 million (EUR 22 million) and USD 45 million (EUR 34 million), respectively, were recorded in investment in securities on the balance sheet.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term (excluding finance leases) debt are denominated are as follows:

(in millions of EUR)	December 31,
	2008	2007	2006
U.S. dollar	1 112	1 060	1 719
Euro	980	961	632
Total	2 092	2 021	2 351

The principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency (before effect of cross-currency interest rate swaps) can be summarized and compared with the fair values of the debts as follows:

Debt held in USD (in millions of USD)	2009	2010	2011	2012	2013	Thereafter	Fair Value
Notes due 2011	-	-	50	-	-	-	52
Average interest rate	-	-	8.13%	-	-	-	-
Notes due 2017	-	-	-	-	-	450	418
Average interest rate	-	-	-	-	-	6.50%	-
Notes due 2027	-	-	-	-	-	126	116
Average interest rate	-	-	-	-	-	8.05%	-
Debentures due 2031	-	-	-	-	-	805	796
Average interest rate	-	-	-	-	-	9.00%	-
Term loan	-	-	-	113	-	-	115
Average Interest Rate	-	-	-	2.28%	-	-	-
Senior and other notes	6	2	2	-	-	9	19
Average interest rate	7.17%	6.58%	6.58%	-	-	7.06%	-
Mortgages payable	1	1	1	1	-	1	5
Average interest rate	7.75%	7.75%	8.25%	8.25%	-	8.25%	-
Total debt held in USD	7	3	53	114	0	1 391	1 521
Total debt held in USD translated in millions of EUR	5	2	38	82	0	1 000	1 093

Debt held in EUR (in millions of EUR)	2009	2010	2011	2012	2013	Thereafter	Fair Value
Bonds due 2009	150	-	-	-	-	-	150
Average interest rate	4.63%	-	-	-	-	-	-
Convertible bonds due 2009	171	-	-	-	-	-	172
Average interest rate	2.75%	-	-	-	-	-	-
Bonds due 2010	-	40	-	-	-	-	40
Average interest rate	-	3.90%	-	-	-	-	-
Bond due in 2013	-	-	-	-	80	-	85
Average interest rate	-	-	-	-	5.10%	-	-
Notes due 2014	-	-	-	-	-	500	420
Average interest rate	-	-	-	-	-	5.63%	-
Bank borrowings	-	-	-	-	-	3	3
Average interest rate	-	-	-	-	-	6.72%	-
Total debt held in EUR	321	40	0	0	80	503	870
Total debt	326	42	38	82	80	1 503	1 963

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt. Fair values of non-public debt are estimated using rates currently available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries:

(in millions of EUR)	December 31,
	2008	2007	2006
Fair value of long-term debt	1 963	2 146	2 653
Carrying value of long-term debt:
Current	326	109	181
Non-current	1 766	1 912	2 170
Total	2 092	2 021	2 351

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 4 million at December 31, 2008 as well as 2007 and EUR 12 million at December 31, 2006, respectively.

At December 31, 2008, 2007 and 2006, EUR 17 million, EUR 13 million and EUR 30 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain affirmative and negative covenants related to the debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2008, 2007 and 2006, Delhaize Group was in compliance with all such covenants.

18. Short-term Borrowings

Short-term Borrowings by Currency

(in millions of EUR)	December 31,
	2008	2007	2006
U.S. dollar	-	38	102
Euro	152	3	-
Total	152	41	102

The carrying amounts of short-term borrowings approximate their fair values.

U.S. entities

In 2005, Delhaize America, Inc. entered into an unsecured revolving credit agreement (“the Credit Agreement”), which provides the entity with a five-year USD 500 million (EUR 359 million), unsecured, committed revolving credit facility, including a USD 100 million (EUR 72 million) sub-limit for the issuance of letters of credit, and a USD 35 million (EUR 25 million) sub-limit for swingline loans. The aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 467 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on April 22, 2010, unless Delhaize America, Inc. exercises its option to extend it for one additional year. In May 2007, the facility was amended to have the financial covenants apply to Delhaize Group instead of to Delhaize America, Inc. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America, Inc.

Delhaize America, Inc. had no outstanding borrowings under the credit agreement as of December 31, 2008, USD 50 million (EUR 34 million) in outstanding borrowings as of December 31, 2007 and USD 120 million (EUR 91 million) outstanding borrowings as of December 31, 2006.

Under this facility, Delhaize America, Inc. had average daily borrowings of USD 25 million (EUR 18 million) during 2008, USD 36 million (EUR 26 million) during 2007 and USD 31 million (EUR 25 million) during 2006. Approximately USD 1 million (EUR 1 million), of the Credit Agreement was used to fund letters of credit during 2008 and 2007 and USD 47 million (EUR 37 million) during 2006. In addition of the Credit Agreement Delhaize America, Inc. had approximately USD 77 million (EUR 55 million) and USD 73 million (EUR 50 million) outstanding to fund letters of credit as of December 31, 2008 and 2007 respectively, and no amounts outstanding at December 31, 2006.

In addition, Delhaize America, Inc. has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and which amounted to USD 120 million (EUR 86 million) at December 31, 2008. As of December 31, 2008, Delhaize America, Inc. had no borrowings outstanding under such arrangements. There was USD 6 million (EUR 4 million) and USD 14 million (EUR 11 million) outstanding under these arrangements at December 31, 2007 and 2006 respectively.

European and Asian entities

At December 31, 2008, 2007 and 2006 the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of EUR 621 million (of which EUR 275 million of committed credit facilities), EUR 561 million and EUR 511 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 152 million in outstanding short-term bank borrowings at December 31, 2008 compared to EUR 3 million in outstanding short-term bank borrowings at December 31, 2007 and no borrowings outstanding at December 31, 2006, respectively, with an average interest rate of 4.37% and 5.05%, respectively. During 2008, the Group’s European and Asian average borrowings were EUR 106 million at a daily average interest rate of 5.0%.

Debt Covenants for Short-term Borrowings

Short-term borrowings require maintenance of various financial and non-financial covenants. In particular, the revolving line of credit agreement of Delhaize America, Inc., contains affirmative and negative covenants applicable to Delhaize Group. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test that limits the amount of dividends to 12.5% of consolidated earnings before interest, taxes, depreciation and amortization for the current and prior year, unless the Group maintains a minimum credit rating.

At December 31, 2008, 2007 and 2006, Delhaize Group was in compliance with all covenants conditions.

19. Leases

As explained in Note 2, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited

94 - Delhaize Group - Annual Report 2008

to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group’s stores operate principally in leased premises (see also overview in Note 9). Lease terms generally range from one to 30 years with renewal options ranging from three to 27 years.

The schedule below provides the future minimum lease payments, which have not been reduced by minimum sublease income of EUR 88 million due over the term of non-cancellable subleases, as of December 31, 2008:

(in millions of EUR)	2009	2010	2011	2012	2013	Thereafter	Total
Finance leases
Future minimum lease payments	122	117	110	107	102	919	1 477
Less amount representing interest	(78)	(73)	(68)	(63)	(58)	(450)	(790)
Present value of minimum lease payments	44	44	42	44	44	469	687
Operating leases
Future minimum lease payments
(for non-cancellable leases)	241	232	212	192	176	1 132	2 185

Closed store lease obligations
Future minimum lease payments	13	11	9	8	6	22	69

The average effective interest rate for finance leases was 11.9%, 11.7% and 11.7% at December 31, 2008, 2007 and 2006, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 8.3% at December 31, 2008 was EUR 817 million (2007: 6.8%, EUR 827 million; 2006: 6.9%, EUR 811 million).

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 245 million, EUR 242 million and EUR 247 million in 2008, 2007 and 2006, respectively, being included predominately in “Selling, general and administrative expenses.” Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense recognized in 2008, 2007 and 2006 amounted EUR 1 million.

Sublease payments received and recognized into income for 2008, 2007 and 2006 were EUR 19 million, EUR 20 million and EUR 18 million, respectively.

Delhaize Group signed lease agreements for additional store facilities, under construction at December 31, 2008. The corresponding leases terms as well as the renewal options generally range from three to 30 years. Total future minimum rents for these agreements relating to stores under construction amount to approximately EUR 355 million.

Provisions for EUR 32 million, EUR 34 million and EUR 67 million at December 31, 2008, 2007 and 2006, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 22). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

20. Derivative Instruments

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair value for derivative financial instruments depends on the type of instruments:

•

Derivative interest rate contracts: the fair value of derivative interest rate contracts (e.g., interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument.

•	Derivative currency contracts: the fair value of forward foreign currency exchange contracts is based on forward exchange rates.

•

Derivative cross-currency contracts: the fair value of derivative cross-currency contracts is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument, translated at the rate prevailing at measurement date.

Derivative instruments are carried at fair value being the amount a resulting asset could be exchanged or a liability settled:

(in millions of EUR)	December 31,
	2008		2007		2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	39	-	7	1	-	3
Cross currency swaps	18	-	46	-	-	2
Foreign exchange forward contracts	1	-	-	-	2	-
Total	58	-	53	1	2	5

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e. EUR 58 million at December 31, 2008).

The following table indicates the contractual maturities associated with derivative financial instruments at December 31, 2008. The amounts presented for currency swaps and foreign exchange forward contracts represent the undiscounted notional amounts to be paid and received.

(in millions of EUR)	1-3 months	3 months- 1 year	+5 years	Total

Interest rate swaps
Assets	-	-	39	39
Cross currency swaps and foreign exchange forward contracts
Amounts receivable	7	8	500	515
Amounts payable	(6)	(8)	(482)	(496)
Total	1	-	57	58

Interest Rate Swaps

Delhaize Group issued in 2007 EUR 500 million Senior Notes, used to finance cash flows generated by Delhaize Group’s U.S. operations, with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market rates (see Note 17).

In order to hedge that risk, Delhaize America, Inc., swapped 100% of the proceeds to an EURIBOR 3m floating rate for the 7 year term. The maturity dates of interest rate swap arrangements match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and have been documented and reflected in the financial statements of Delhaize Group as fair value hedges.

Changes in fair values have been recorded in the income statement as finance costs as follows:

(in millions of EUR)	December 31,
	2008	2007	2006
Losses (gains) on
Interest rate swaps	(31)	(7)	2
Related debt instruments	31	7	(2)
Total	-	-	-

In the second quarter of 2007, Delhaize Group entered into interest rate swap arrangements to hedge the variability of the cash flows related to the refinancing of a portion of its debt (see Note 17). The arrangements were terminated before completion of the refinancing. A loss of EUR 4 million, related to the tender offer, was recognized in finance costs of that year. The swap arrangements related to the new debt issue were initially designated as a cash flow hedge and consequently the gain (EUR 2 million) from the termination is deferred and amortized to finance costs over the term of the underlying debt, which matures in 2017.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures. These contracts are not designated as cash flow, fair value or net investment hedges and are generally entered into for periods consistent with currency transaction exposures. Consequently, such derivatives do not qualify for hedge accounting.

In 2007, and simultaneously to entering into interest rate swaps described above, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (EUR 500 million for USD 670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, Inc.’s underlying EUR 500 million term loan.

In addition, Delhaize Group enters into foreign currency swaps, with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its functional currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2008. Changes in fair value of these swaps are recorded in “Finance costs” or “Income from investments” in the income statement:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2008 (EUR)	Fair Value Dec. 31, 2007 (EUR)	Fair Value Dec. 31, 2006 (EUR)
2008	2009	EUR 7	12m EURIBOR	USD 10	12m LIBOR	-	-	-
			1.31%		+1.34%
2007	2014	USD 670	3m LIBOR	EUR 500	3m EURIBOR	18	46	-
			+0.98%		+0.94%
2007	2008	EUR 7	12m EURIBOR	USD 10	12m LIBOR	-	(1)	-
			+1.37%		+1.34%
2007	2008	RON 13	9m BUBOR	EUR 4	3m EURIBOR	-	-	-
			+1.05%		+5.67%
2006	2007	EUR 15	12m EURIBOR	USD 20	12m LIBOR	-	-	-
			+1.21%		+1.23%
2006	2007	CZK 2 125	3.94%	EUR 75	4.76%	-	-	(2)
2006	2007	EUR 8	12m EURIBOR	USD 10	12m LIBOR	-	-	-
			+1.37%		+1.34%

96 - Delhaize Group - Annual Report 2008

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures. Consequently, such derivatives do not qualify for hedge accounting.

In 2008, Delhaize Group entered into several foreign exchange forward contracts to purchase at different dates in 2009 EUR 8 million in aggregate in exchange of RON 30 million to offset the foreign currency risk on intercompany loans to Mega Image, denominated in RON.

Changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from Investments.”

21. Provisions

(in millions of EUR)	Note	2008	December 31, 2007	2006
Closed stores:	22
Non-current		40	38	74
Current		11	13	10
Self-insurance:	23
Non-current		90	83	89
Current		32	28	29
Pension benefit and other post-employment benefits:	24
Non-current		74	64	81
Other:
Non-current		22	22	19
Current		6	1	3
Total provisions
Non-current		226	207	263
Current		49	42	42

22. Closed Store Provisions

As explained in Note 2, Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance (“termination”) costs. The amounts recognized reflect management’s best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-leasee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the United States, with remaining lease terms ranging from one to 19 years. The average remaining lease term for closed stores was 4.6 years at December 31, 2008. Minor amounts, recognized in 2008, relate to termination benefits (zero in 2007 and 2006).

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2008	2007	2006
Closed store provision at January 1	51	84	115
Additions:
Store closings - lease obligations	6	4	6
Store closings - other exit costs	2	5	1
Update of estimates	1	-	(3)
Interest expense (unwinding of discount)	4	5	9
Utilisation:
Lease payments made	(11)	(14)	(21)
Lease terminations	(3)	(6)	(8)
Payments made for other exit costs	(2)	(3)	(4)
Transfer to other accounts	-	(17)	-
Currency translation effect	3	(7)	(11)
Closed store provision at December 31	51	51	84

During 2008, 2007 and 2006, Delhaize Group recorded additions to the closed store provision of EUR 8 million, EUR 9 million and EUR 7 million respectively, primarily related to respectively 19, 26 and 27 store closings made in the ordinary course of business.

The following table presents a rollforward of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2006	207
Store closings added	27
Stores sold/lease terminated	(53)
Balance at December 31, 2006	181
Store closings added	26
Stores sold/lease terminated	(39)
Balance at December 31, 2007	168
Store closings added(1)	19
Stores sold/lease terminated	(38)
Balance at December 31, 2008	149

(1) Includes 7 Sweetbay stores which are in the process of being closed.

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	2008	2007	2006
Other operating expenses	9	8	3
Interest expense included in “Finance costs”	3	4	8
Results from discontinued operations	1	2	2
Total	13	14	13

23. Self-insurance Provision

Delhaize Group’s U.S. operations are self-insured for their workers’ compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and holds excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

•	USD 0.5 million to USD 1.0 million per accident for workers’ compensation;
•	USD 3.0 million per occurrence for general liability,
•	USD 5.0 million per accident for vehicle accident, and
•	USD 5.0 million per occurrence for pharmacy claims.

In addition, Delhaize Group is self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision can be summarized as follows:

(in millions of EUR)	2008	2007	2006
Self-insurance provision at January 1	111	118	131
Expense charged to earnings	153	145	146
Claims paid	(148)	(139)	(146)
Currency translation effect	6	(13)	(13)
Self-insurance provision at December 31	122	111	118

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation etc. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require to make significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated.

98 - Delhaize Group - Annual Report 2008

24. Employee Benefit Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

The cost of defined benefit pension plans and other post employment medical benefits as well as the present value of the pension obligations are determined using actuarial valuations. These valuations involve making a number of assumptions about e.g. discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency the benefits will be paid in and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or at the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in the SoRIE. The assumptions are summarized below.

Defined Contribution Plans

•

In Belgium, Delhaize Group adopted for substantially all of its employees a defined contribution plan, under which the employer, and from 2005 on, also the employees contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not participating in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement, based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. The expenses related to the plan were EUR 3 million in 2008, 2007 and 2006.

•

In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry (the legal entity operating the Sweetbay stores) with one or more years of service. Beginning in the plan year 2008, employees become vested substantially in profit-sharing contributions after three years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, Inc.’s Board of Directors. The profit-sharing plans also include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions.

Finally, the U.S. entities Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment.

The expenses related to these US defined contribution retirement plans were EUR 41 million, EUR 41 million and EUR 26 million in 2008, 2007 and 2006, respectively. In 2006, the expense was reduced by EUR 17 million due to forfeited accounts in the retirement and profit-sharing plans of Food Lion and Kash n’ Karry.

•

In addition, Delhaize Group operates defined contribution plans in Greece and Indonesia, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

•

Delhaize Belgium has a defined benefit pension plan covering approximately 5% of its employees. The plan is subject to legal funding requirements and is funded by contributions by members and Delhaize Belgium. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. An insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

•

In the US, Delhaize Group maintains a non-contributory funded defined benefit pension plan covering approximately 57% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reduction in future contributions. The plan traditionally invests mainly in equity securities and is therefore exposed to stock market movements.

Further, Delhaize Group operates in the US unfunded supplemental executive retirement plans (“SERP”) covering a limited number of executives of Food Lion, Hannaford and Kash n’ Karry. Benefits generally are based on average earnings, years of service and age at retirement. At the end of 2008, Delhaize Group significantly reduced the number of participants to the SERP operated by Food Lion in exchange for future contributions by the Company into a nonqualified deferred compensation plan. This reduction in number of participants qualified as a curtailment under IAS 19 and the Group recognized a net gain of USD 8 million (EUR 6 million) being recognized in “Selling, general and administrative expenses,” consisting of USD 12 (EUR 8 million) curtailment gain being offset by additional expenses in connection with the future contributions of USD 4 million (EUR 3 million).

•

Alfa-Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa-Beta are covered by this plan.

•

Super Indo operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo are covered by this plan.

•

Finally, Hannaford and Kash n’ Karry provide certain health care and life insurance benefits for retired employees (“post-employment benefits”), which qualify as a defined benefit plan. Substantially all Hannaford employees and certain Kash n’ Karry employees may become eligible for these benefits. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

99

Defined Benefit Plans

(in millions of EUR)		2008			2007			2006
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	104	110	214	109	116	225	121	114	235
Current service cost	7	4	11	7	5	12	8	5	13
Interest cost	6	6	12	6	5	11	6	4	10
Plan participants’ contributions	-	2	2	-	2	2	-	2	2
Amendments	-	-	-	1	-	1	-	-	-
Actuarial (gain)/loss	2	(2)	-	(1)	(10)	(11)	(6)	(4)	(10)
Benefits paid	(6)	(15)	(21)	(7)	(9)	(16)	(8)	(5)	(13)
Plan curtailments	(8)	-	(8)	-	-	-	-	-	-
Plan settlements	-	1	1	-	1	1	-	-	-
Currency translation effect	6	-	6	(11)	-	(11)	(12)	-	(12)
Benefit obligation at December 31	111	106	217	104	110	214	109	116	225
Change in plans assets:
Fair value of plans assets at January 1	82	71	153	85	65	150	82	60	142
Expected return on plan assets	6	4	10	6	3	9	6	2	8
Actuarial gain/(loss) on plan assets	(28)	(1)	(29)	(1)	-	(1)	4	(1)	3
Employer contributions	21	8	29	8	10	18	10	7	17
Plan participants’ contributions	-	2	2	-	2	2	-	2	2
Benefits paid	(6)	(15)	(21)	(7)	(9)	(16)	(8)	(5)	(13)
Currency translation effect	4	-	4	(9)	-	(9)	(9)	-	(9)
Fair value of plans assets at December 31	79	69	148	82	71	153	85	65	150
Actual return on plan assets	(22)	3	(19)	5	3	8	10	1	11
Amounts recognized in the balance sheet:
Present value of funded obligation	101	87	188	91	92	183	96	99	195
Fair Value of plan assets	(79)	(69)	(148)	(82)	(71)	(153)	(85)	(65)	(150)
Deficit for funded plans	22	18	40	9	21	30	11	34	45
Present value of unfunded obligations	10	19	29	13	18	31	13	17	30
Unrecognized past service (cost) benefit	-	-	-	(1)	-	(1)	-	-	-
Net liability	32	37	69	21	39	60	24	51	75
Weighted average assumptions used to determine benefit obligations:
Discount rate	6.01%	5.55%		6.00%	5.32%		5.75%	4.34%
Rate of compensation increase	4.67%	3.38%		4.76%	3.37%		4.60%	3.36%
Rate of price inflation	3.50%	2.09%		3.50%	2.08%		3.50%	2.07%

(in millions of EUR)		2008			2007			2006
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of pension cost:
Amounts recognized in the income statement:
Current service cost	7	4	11	7	5	12	8	5	13
Interest cost	6	6	12	6	5	11	6	4	10
Expected return on plan assets	(6)	(4)	(10)	(6)	(3)	(9)	(6)	(2)	(8)
Amortization of past service cost	1	-	1	-	-	-	-	-	-
Curtailment gain recognized	(8)	-	(8)	-	-	-	-	-	-
Settlement loss recognized	-	1	1	-	1	1	-	-	-
Total pension cost recognized in the income statement	-	7	7	7	8	15	8	7	15
Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	30	(1)	29	-	(10)	(10)	(10)	(3)	(13)
Cumulative amount of actuarial gains and losses recognized	28	5	33	(2)	6	4	(2)	16	14
Weighted average assumptions used to determine pension cost:
Discount rate	6.00%	5.32%		5.75%	4.34%		5.46%	3.65%
Expected long-term rate of return on plan assets during year	7.75%	4.90%		7.75%	4.15%		7.75%	4.25%
Rate of compensation increase	4.76%	3.37%		4.60%	3.36%		4.59%	3.35%
Rate of price inflation	3.50%	2.08%		3.50%	2.07%		3.50%	2.06%

100 - Delhaize Group - Annual Report 2008

(in millions of EUR)		2008			2007			2006

	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historic Information
Defined benefit obligation	111	106	217	104	110	214	109	116	225
Plan Assets	79	69	148	82	71	153	85	65	150
Surplus or (Benefit)	32	37	69	21	39	60	24	51	75
Experience gains and losses:
Related to plan assets	28	1	29	1	-	1	(4)	1	(3)
Percentage of plan assets	35.61%	0.87%	19.38%	0.30%	-0.14%	0.13%	-5.10%	0.44%	-2.73%
Related to plan liabilities	2	1	3	1	-	1	(3)	1	(2)
Percentage of plan liabilities	1.83%	1.13%	1.51%	0.63%	0.09%	0.37%	-2.48%	0.84%	-0.76%

in millions of EUR)		2005			2004

	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historic Information
Defined benefit obligation	121	114	235	95	100	195
Plan Assets	82	60	142	65	61	126
Surplus or (Benefit)	39	54	93	30	39	69
Experience gains and losses:
Related to plan assets	1	1	2	(2)	-	(2)
Percentage of plan assets	0.68%	1.01%	0.85%	-2.29%	0.50%	-0.95%
Related to plan liabilities	1	12	13	(1)	-	(1)
Percentage of plan liabilities	0.45%	10.22%	5.18%	-1.07%	-	-0.52%

(in millions of EUR)		2008			2007			2006

	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	21	39	60	24	51	75	40	54	94
Pension expense recognized in the income statement in the year	-	7	7	7	8	15	8	7	15
Amounts recognized in the statement of recognized income and expense in the year	30	(1)	29	-	(10)	(10)	(10)	(3)	(13)
Employer contributions made in the year	(21)	(7)	(28)	(7)	(9)	(16)	(10)	(6)	(16)
Benefits paid directly by company in the year	-	(1)	(1)	(1)	(1)	(2)	-	(1)	(1)
Currency translation effect	2	-	2	(2)	-	(2)	(4)	-	(4)
Balance sheet liability at December 31	32	37	69	21	39	60	24	51	75

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investments. The insurance company’s asset allocation was as follows:

		December 31,

	2008	2007	2006
Equities	11%	12%	12%
Debt	69%	70%	69%
Real estate	3%	3%	4%
Other assets (e.g., cash equivalents)	17%	15%	15%

In 2009, Delhaize Belgium expects to contribute EUR 8 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year and is therefore able to adjust its short- to mid-term investment strategy to take general market and economic environment developments into account.

The Hannaford plan’s asset allocation was as follows:

	December 31,
	2008	2007	2006
Equities	47%	78%	73%
Debt	30%	18%	23%
Other (e.g., cash equivalents)	23%	4%	4%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2009, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 7 million).

Other Post-Employment Benefits (Medical Plans)

As stated above, other post-employment benefits relate to medical plans maintained by certain of Delhaize Group’s U.S. operating entities. They represent defined benefit plans and are therefore accounted for as such. The total benefit obligation as of December 31, 2008 amounts to EUR 4 million (2007: EUR 4 million, 2006: EUR 5 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, amount to EUR 5 million, EUR 4 million and EUR 6 million for 2008, 2007 and 2006 respectively. The cumulative amount of actuarial gains and losses recognized in the SoRIE amount to EUR 2 million as of December 31, 2008 (2007: EUR 2 million; 2006: EUR 2 million).

The assumptions applied in determining benefit obligation and cost, are summarized in the table below:

	December 31,
	2008	2007	2006
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	5.80%	6.00%	5.80%
Current health care cost trend	9.77%	8.55%	9.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2015	2012	2012
Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	6.00%	5.80%	5.55%
Current health care cost trend	8.55%	9.00%	10.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

A 1.0% change in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

25. Accrued Expenses

(in millions of EUR)	December 31,
	2008	2007	2006
Accrued payroll and short-term benefits	286	298	288
Accrued interest	40	23	45
Other	52	55	51
Total accrued expenses	378	376	384

26. Income Taxes

The major components of income tax expense for the years ending December 31, 2008, 2007 and 2006 are:

Income tax expense (in millions of EUR)	2008	2007	2006
Continuing operations
Current tax	195	213	290
Taxes related to prior years recorded in the current year	(14)	(1)	2
Deferred tax	38	(8)	(46)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	-	-	(1)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(2)	-	-
Total income tax expense from continuing operations	217	204	245
Total income tax expense from discontinued operations	-	(1)	(3)
Total income tax expense from continuing and discontinued operations	217	203	242

102 - Delhaize Group - Annual Report 2008

Profit before taxes can be reconciled with net profit as follows (in millions of EUR):

Profit before taxes (in millions of EUR)	2008	2007	2006
Continuing operations	702	605	671
Discontinued operations	(6)	23	(68)
Total profit before taxes	696	628	603
Continuing and discontinued operations
Current tax	195	213	290
Taxes related to prior year recorded in the current year	(14)	(1)	2
Deferred tax	38	(9)	(49)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	-	-	(1)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(2)	-	-
Total income tax expense from continuing and discontinued operations	217	203	242
Net profit	479	425	361
The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to Delhaize Group’s effective income tax rate:
	2008	2007	2006
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium
(primarily due to United States federal and state income tax rates applied to the income of Delhaize America)(1)	2.5	3.5	4.2
Non-taxable income(2)	-	(1.6)	(3.8)
Non-deductible loss related to disposal of Delvita	-	-	3.6
Deductions from taxable income	(4.4)	(3.2)	-
Effect of unrecognized tax losses and tax credits	-	-	0.3
Tax charges on dividend income(3)	-	(0.3)	1.1
Statutory revaluation of assets	(0.5)	-	-
Changes in tax rate	(0.2)	-	-
Other	(0.2)	-	0.8
Effective tax rate	31.2%	32.4%	40.2%

(1) In 2008, approximately 78% (2007: 69%, 2006: 86%) of Delhaize Group’s consolidated profit before tax was attributable to Delhaize Group’s U.S. operations, which had an effective tax rate of 37.1% (2007: 39.0%, 2006: 38.9%).

(2) In 2007, non-taxable income relates to income on disposal of subsidiaries. In 2006, non-taxable income related to the benefits from the Belgian coordination center.

(3) Including the effect of the refund received in 2007 related to withholding tax for a dividend declared by Delhaize America, Inc. to Delhaize Group in 2002.

The aggregated amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2008	2007	2006
Current tax	(2)	(16)	(15)
Deferred tax	(5)	11	7
Total tax credited directly to equity	(7)	(5)	(8)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint-venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 2.2 billion at December 31, 2008, and EUR 1.7 billion at December 31, 2007 and 2006.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,
	2008	2007	2006
Deferred tax liabilities	215	171	186
Deferred tax assets	8	6	8
Net deferred tax liabilities	207	165	178

103

The changes in net deferred tax liabilities are as follows:

(in millions of EUR)	Accelerated	Closed	Leases	Pension	Other	Total
	Tax	Store
	Depreciation	Provision
Net deferred tax liabilities at January 1, 2006	422	(63)	(77)	(27)	(18)	237
Charge (credit) to equity for the year	-	-	-	5	2	7
Charge (credit) to profit or loss for the year	(34)	8	(4)	(2)	(17)	(49)
Amount classified as held for sale	5	-	-	-	(3)	2
Transfers to/from other accounts	(40)	19	20	-	1	-
Currency translation effect	(36)	5	7	1	4	(19)
Net deferred tax liabilities at December 31, 2006	317	(31)	(54)	(23)	(31)	178
Charge (credit) to equity for the year	-	-	-	3	8	11
Charge (credit) to profit or loss for the year	(14)	13	(9)	(2)	3	(9)
Currency translation effect	(27)	2	6	1	3	(15)
Net deferred tax liabilities at December 31, 2007	276	(16)	(57)	(21)	(17)	165
Charge (credit) to equity for the year	-	-	-	(10)	5	(5)
Charge (credit) to profit or loss for the year	40	-	(7)	9	(4)	38
Effect of change in tax rates	(2)	-	-	-	-	(2)
Acquisition	1	-	(1)	-	1	1
Transfers to/from other accounts	(2)	2	(1)	-	1	-
Currency translation effect	15	(1)	(3)	(1)	-	10
Net deferred tax liabilities at December 31, 2008	328	(15)	(69)	(23)	(14)	207

At December 31, 2008, Delhaize Group has not recognized deferred tax assets of EUR 45 million, of which:

—	EUR 31 million relate to tax loss carry-forwards of EUR 627 million (at a 4.9% U.S. State effective tax rate), which if unused would expire at various dates between 2010 and 2028,
—	EUR 2 million relate to tax loss carry-forwards of EUR 6 million which can be utilized without any time limitation,
—	EUR 9 million relate to unused tax credits of EUR 9 million, and
—	EUR 3 million relate to deductible temporary differences of EUR 8 million.

The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

27. Earnings Per Share (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares:

—	Convertible Debt: the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.

—

Share-based Awards: the dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 2 549 989, 737 998 and 961 504 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2008, 2007 and 2006, respectively, as their effect was anti-dilutive.

104 - Delhaize Group - Annual Report 2008

The computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2008	2007	2006
Net profit from continuing operations	485	401	426
Net profit from continuing operations attributable to minority interests	12	15	9
Group share in net profit from continuing operations	473	386	417
Interest expense on convertible bond, net of tax	6	7	10
Group share in net profit from continuing operations for diluted earnings	479	393	427
Result from discontinued operations, net of tax	(6)	24	(65)
Group share in net profit for diluted earnings	473	417	362
Weighted average number of ordinary shares outstanding	99 385 055	97 666 467	94 938 517
Adjusted for:
Dilutive effect of share-based awards	750 485	1 800 979	1 704 630
Dilutive effect of convertible bond	2 995 630	3 981 052	5 263 158
Weighted average number of diluted ordinary shares outstanding	103 131 170	103 448 498	101 906 305
Basic earnings per ordinary share (in EUR):
From continuing operations	4.76	3.95	4.40
From discontinuing operations	(0.06)	0.25	(0.69)
Basic EPS attributable to the equity holder of the Group	4.70	4.20	3.71
Diluted earnings per ordinary share (in EUR):
From continuing operations	4.65	3.80	4.19
From discontinuing operations	(0.06)	0.24	(0.64)
Diluted EPS attributable to the equity holder of the Group	4.59	4.04	3.55

28. Discontinued Operations

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic to the German retail group REWE, for EUR 100 million. The assets and liabilities of the entity were classified as a disposal group held for sale as of September 30, 2006 (see Note 5) and the sale was completed in May 2007. The operational results of Delvita during the first five months of 2007 were classified as result from discontinued operations, as well as the positive accumulated foreign currency translation adjustment of EUR 24 million.

In April 2008, Food Lion Thailand Ltd, a dormant company, was liquidated resulting in a gain from discontinued operations of EUR 2 million.

In December 2008, management of Delhaize Group committed to sell its German activities, due to continued loss-making operations and lack of long-term perspectives for changing this trend (see Note 5). As at December 31, 2008, Delhaize Deutschland GmbH was classified as a disposal group held for sale and qualified simultaneously as a discontinued operation. Delhaize Group recognized an impairment loss of EUR 8 million in order to write down the carrying value of Delhaize Deutschland GmbH to its fair value less costs to sell.

The result of discontinued operations and corresponding cash flow information can be summarized and compared to prior years as follows:

(in millions of EUR, except per share information)	2008	2007	2006
Revenues	20	135	298
Cost of sales	(11)	(104)	(231)
Other operating income	-	2	4
Selling, general and administrative expenses	(9)	(31)	(68)
Other operating expenses	(8)	1	(67)
Finance income (costs)	2	20	(4)
Result before tax	(6)	23	(68)
Income taxes	-	1	3
Result from discontinued operations (net of tax)	(6)	24	(65)
Basic earnings per share from discontinued operations	(0.06)	0.25	(0.69)
Diluted earnings per share from discontinued operations	(0.06)	0.24	(0.64)
Operating cash flows	3	(4)	5
Investing cash flows	(1)	(2)	(7)
Financing cash flows	-	(1)	(1)
Total cash flows	2	(7)	(3)

The pre-tax (loss) gain recognized on the re-measurement or sale of assets related to discontinued operations was EUR (8) million, EUR 1 million and EUR (64) million in 2008, 2007 and 2006, respectively, and was recorded in discontinued operations as other operating expenses. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, amounted to nihil in 2008 and EUR 1  million in 2007 and 2006.

29. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management: stock option and warrant plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies. Under a warrant plan the exercise by the associate of a warrant results in the creation of a new share, while stock option or restricted stock unit plans are based on existing shares. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group’s Corporate Governance Charter available on the Company’s website (www.delhaizegroup.com).

As explained in Note 2, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted and is expensed over the applicable vesting period.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

•	The expected life of the option is based on management’s best estimate and based on historical option activity.

•	The expected volatility is determined by calculating the historical volatility of the Group’s share price over the expected option term.

•	The risk-free rate is determined using a generic price of government bonds with corresponding maturity terms.

•	The expected dividend yield is determined by calculating a historical average of dividend payments made by the Group.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were EUR 21 million, EUR 22 million and EUR 23 million in 2008, 2007 and 2006, respectively.

Non-U.S. operating entities stock options and warrants plans

Options granted to associates of non-U.S. operating companies generally vest after a service period of 3  1/2 years. Options generally expire seven years from the grant date. An exceptional three-year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years. Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2008	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2008 grant under the 2007 Stock option plan	May 2008	237 291	236 845	EUR 49.25	318	Jan. 1, 2012- May 29, 2015
2007 Stock option plan	June 2007	185 474	183 917	EUR 71.84	619	Jan. 1, 2011- June 7, 2014
2006 Stock option plan	June 2006	216 266	211 893	EUR 49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181 226	177 296	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237 906	205 391	EUR 38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock option plan	June 2003	378 700	27 725	EUR 25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock option plan	June 2002	158 300	94 000	EUR 54.30	425	Jan. 1, 2006 - June 5, 2012(1)
2001 Stock option plan	June 2001	134 900	103 200	EUR 64.16	491	Jan. 1, 2005 - June 4, 2011(1)
2000 Warrant plan	May 2000	115 000	92 700	EUR 63.10	461	June 2004 - Dec. 2009(1)

(1)

In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively.

Activity associated with non-U.S. stock option and warrant plans is as follows:

	Shares	Weighted Average Exercise Price (in EUR)
2006
Outstanding at beginning of year	1 182 031	43.02
Granted	216 266	49.55
Exercised	(26 000)	54.30
Forfeited	(11 200)	50.02
Expired	(3 900)	63.10
Outstanding at end of year	1 357 197	43.73
Options exercisable at end of year	724 300	42.53

106 - Delhaize Group - Annual Report 2008

2007
Outstanding at beginning of year	1 357 197	43.73
Granted	185 474	71.84
Exercised	(396 475)	30.20
Forfeited	(11 766)	50.67
Expired	-	-
Outstanding at end of year	1 134 430	52.99
Options exercisable at end of year	557 138	49.61

2008
Outstanding at beginning of year	1 134 430	52.99
Granted	237 291	49.25
Exercised	(27 767)	37.75
Forfeited	(8 587)	51.30
Expired	(2 400)	64.16
Outstanding at end of year	1 332 967	52.63
Options exercisable at end of year	700 312	49.66

The weighted average remaining contractual term for the share options outstanding as at December 31, 2008 is 3.96 (2007: 4.41; 2006: 4.65). The weighted average share price for options exercised during 2008 amounts to EUR 52.34 (2007: EUR 67.12; 2006: EUR 62.75).

The following table summarizes options outstanding and options exercisable as of December 31, 2008, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 25.81 - EUR 38.74	233 116	2.35	37.20
EUR 48.11 - EUR 54.30	720 034	4.71	49.72
EUR 63.10 - EUR 71.84	379 817	3.53	67.62
EUR 25.81 - EUR 71.84	1 332 967	3.96	52.63

Options exercisable at the end of 2008 had a weighted average remaining contractual term of 2.61 years (2007: 3.33; 2006: 3.94).

The weighted average fair values of options granted are EUR 7.38, EUR 16.61 and EUR 13.97 per option for the years 2008, 2007 and 2006, respectively and were estimated on the date of grant using the following assumptions:

	2008	2007	2006
Share price	40.97	72.08	54.05
Expected dividend yield (%)	2.5	2.4	2.4
Expected volatility (%)	27.1	25.7	26.5
Risk-free interest rate (%)	4.3	4.5	3.6
Expected term (years)	5.0	4.6	5.0

The estimation of the expected volatility for the years 2007 and 2006 excluded a period of abnormal volatility, which management of the Group considered being not representative for future expected stock price behavior and was not expected to recur during the expected contractual term of the options. No similar exclusion was made for the 2008 calculation. If the abnormal period would not have been excluded, the total grant fair value would have increased by less than one million, being spread over the vesting period.

U.S. operating entities stock options and warrants plans

Warrants granted under the “Delhaize Group 2002 Stock Incentive Plan” vest over a three-year service period and expire ten years from the grant date.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2008, there were options outstanding to acquire 52 470 ADRs under the “Delhaize America 2000 Stock Incentive Plan”, relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2008	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock
Incentive plan - warrants	May 2008	528 542	483 749	USD 74.76	237	Exercisable until 2018
	June 2007	1 165 108	1 074 676	USD 96.30	3 238	Exercisable until 2017
	June 2006	1 324 347	938 709	USD 63.04	2 983	Exercisable until 2016
	May 2005	1 100 639	482 337	USD 60.76	2 862	Exercisable until 2015
	May 2004	1 517 988	335 646	USD 46.40	5 449	Exercisable until 2014
	May 2003	2 132 043	205 396	USD 28.91	5 301	Exercisable until 2013
	May 2002	3 853 578	442 825	USD 13.40 - USD 76.87	5 328	Exercisable until 2012
Delhaize America 2000
Stock Incentive plan - options(1)	Various	703 162	52 470	USD 13.40 - USD 93.04	4 509	Various

(1) Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the “Delhaize Group 2002 Stock Incentive Plan” and the “Delhaize America 2000 Stock Incentive Plan” is as follows:

	Shares	Weighted Average Exercise Price (in USD)
2006
Outstanding at beginning of year	5 038 861	45.49
Granted	1 324 338	63.04
Exercised	(1 827 644)	40.95
Forfeited/expired	(222 007)	52.94
Outstanding at end of year	4 313 548	52.43
Options exercisable at end of year	1 716 247	43.94

2007
Outstanding at beginning of year	4 313 548	52.43
Granted	1 166 723	96.30
Exercised	(1 345 887)	48.35
Forfeited/expired	(134 342)	62.98
Outstanding at end of year	4 000 042	66.22
Options exercisable at end of year	1 483 762	48.96

2008
Outstanding at beginning of year	4 000 042	66.22
Granted	531 393	74.76
Exercised*	(319 280)	47.97
Forfeited/expired	(196 347)	73.72
Outstanding at end of year	4 015 808	68.45
Options exercisable at end of year	2 118 973	60.11

*

Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 18 273 at December 31, 2008.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2008 is 6.67 (2007: 7.40; 2006: 7.40). The weighted average share price for options exercised during 2008 amounts to USD 76.14 (2007: USD 95.56 2006: USD 73.78).

108 - Delhaize Group - Annual Report 2008

The following table summarizes options outstanding and options exercisable as of December 31, 2008, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 25.60 - USD 46.40	607 601	4.48	39.55
USD 49.81- USD 60.76	873 300	4.67	56.23
USD 62.32 - USD 96.30	2 534 907	7.89	79.58
USD 25.60 - USD 96.30	4 015 808	6.67	68.45

Options exercisable at the end of 2008 had a weighted average remaining contractual term of 5.49 years (2007: 5.48; 2006: 5.67).

The weighted average fair values of options granted were USD 14.35, USD 21.19 and USD 14.36 per option for the years 2008, 2007 and 2006, respectively and were estimated using the following weighted average assumptions:

	2008	2007	2006
Share price	74.76	96.30	63.04
Expected dividend yield (%)	2.4	2.3	2.5
Expected volatility (%)	25.7	26.9	27.2
Risk-free interest rate (%)	3.2	5.1	5.0
Expected term (years)	3.9	3.7	4.0

The estimation of the expected volatility for the year 2006 excluded the period from July 2001 until July 2002, which management of the Group considered being not representative for future expected stock price behavior and was not expected to recur during the expected contractual term of the options. No similar exclusion was made for the 2008 or 2007 calculation.

U.S. operating entities restricted stock unit awards plan

Restricted stock unit awards usually vest over a five-year period starting at the end of the second year after the award. As the award vests, the associate receives - at no cost for the associate - ADRs equal to the number of Restricted Stock Units that have vested, free of any restriction.

In May 2002, Delhaize America, Inc. ceased granting restricted stock awards under the “2000 Stock Incentive Plan” and began granting restricted stock unit awards under the “2002 Restricted Stock Unit Plan”.

Restricted stock unit awards granted to associates of U.S. operating companies under the “Delhaize America 2002 Restricted Stock Unit Plan” are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2008	Number of Beneficiaries (at the moment of issuance)
May 2008	466 503	437 598	3 421
June 2007	102 512	86 334	222
June 2006	155 305	93 844	217
May 2005	145 868	54 486	204
May 2004	179 567	30 848	193

Activity related to the restricted stock plans is as follows:

2006	Shares
Outstanding at beginning of year	495 892
Granted	155 305
Released from restriction	(126 004)
Forfeited/expired	(9 872)
Outstanding at end of year	515 321

2007
Outstanding at beginning of year	515 321
Granted	102 512
Released from restriction	(137 625)
Forfeited/expired	(11 267)
Outstanding at end of year	468 941

2008
Outstanding at beginning of year	468 941
Granted	466 503
Released from restriction	(174 000)
Forfeited/expired	(58 334)
Outstanding at end of year	703 110

The weighted average fair value at date of grant for restricted stock unit awards granted during 2008, 2007 and 2006 was USD 74.74, USD 96.30 and USD 63.04 based on the share price at the grant date, respectively.

30. Cost of Sales

(in millions of EUR)	2008	2007	2006
Product cost, net of vendor allowances and cash discounts	13 665	13 631	13 844
Purchasing, distribution and transportation costs	539	524	523
Total	14 204	14 155	14 367

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group’s accounting policies, laid out in Note 2, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (EUR 4.5 million, EUR 4.3 million and EUR 4.8  million in 2008, 2007 and 2006, respectively).

31. Employee Benefit Expense

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of EUR)	Note	2008	2007	2006
Wages, salaries and short-term benefits including social security		2 529	2 506	2 543
Share option expense	29	21	22	23
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	24	57	60	45
Total		2 607	2 588	2 611

Employee benefit expenses were recognized in the income statement as follows:

(in millions of EUR)	2008	2007	2006
Cost of sales	317	316	315
Selling, general and administrative expenses	2 290	2 272	2 296
Employee benefits for continuing operations	2 607	2 588	2 611
Results from discontinued operations	3	15	30
Total	2 610	2 603	2 641

32. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2008	2007	2006
Rental income	28	28	25
Income from recycling activities	18	21	15
Services rendered to suppliers	14	15	13
Sale of business	4	11	1
Gains on sale of property, plant and equipment	12	11	6
Services rendered to wholesale customers	3	2	2
Return check services	4	4	4
Other	13	16	17
Total	96	108	83

In 2007 “sale of business” represents mainly the various sales transactions of Cash Fresh stores to independent owners. “Other” primarily includes in-store advertising and litigation settlement income.

Certain prior year adjustments and reclassifications were done to more appropriately detail the other operating income.

110 - Delhaize Group - Annual Report 2008

33. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2008	2007	2006
Store closing and restructuring expenses	17	11	5
Impairment	20	15	3
Losses on sale of property, plant and equipment	8	10	9
Other	5	-	2
Total	50	36	19

The store closing and restructuring expenses in 2008 relate mainly to the closing of five “Plus Hellas” stores in Greece and the in-progress-closure of seven Sweetbay stores in the U.S.

In 2008, the impairment losses represent mainly the adjustment of the carrying value of 26 Sweetbay stores (2007: 25 stores were impaired by EUR 14 million).

“Other” primarily consists of hurricane and other storm related expenses.

34. Finance Costs

(in millions of EUR)	2008	2007	2006
Interest on current and long-term borrowings	130	159	201
Loss on rate lock to hedge for tender price	-	4	-
Losses on early retirement of debt	-	74	-
Tender fees	-	2	-
Interest on obligations under finance leases	73	76	78
Interest charged to closed store provisions (unwinding of discount)	3	4	8
Amortization of debt discounts (premiums) and financing costs	6	15	10
Amortization of deferred loss on hedge	1	16	5
Fair value losses (gains) on interest rate swaps - debt instruments	31	7	(2)
Fair value (gains) losses on interest rate swaps - derivative instruments	(31)	(7)	2
Foreign currency losses (gains) on debt instruments	(26)	46	(5)
Fair value (gains) losses on currency swaps	29	(47)	4
Other finance costs	1	1	(2)
Less: capitalized interest	(4)	(3)	(3)
Total	213	347	296

The finance costs of 2007 were impacted by the following charges related to the Delhaize America debt tender offer:

(in millions of EUR)	2007
Losses on early retirement of debt	74
Amortization of deferred loss on hedge	14
Amortization of debt premiums / discounts and financing costs	7
Loss on rate lock to hedge for tender price	4
Tender fees	2
Total	101

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 6.6%, 7.4% and 7.9% in 2008, 2007 and 2006, respectively.

35. Income from Investments

(in millions of EUR)	2008	2007	2006
Interest and dividend income from bank deposits and securities	12	12	20
Amortization of discounts (premiums) on securities	-	-	-
Foreign currency (losses) gains on financial assets	(6)	-	2
Fair value gains (losses) on currency swaps and foreign exchange forward contracts	5	-	(2)
Other investing income	-	3	-
Total	11	15	20

Impairment losses recognized on financial assets classified as available-for-sale are subsumed in “Other investing income” and amount to EUR 1 million in 2008. No impairment losses were recognized in 2006 and 2007 in connection with held-to-maturity financial assets.

Other investing income contained in 2007 a EUR 1 million gain recognized on the disposal of Di (see Note 4).

36. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement are as follows:

(in millions of EUR)	Note	2008	2007	2006
Selling, general and administrative expenses		1	-	1
Finance costs	34	(26)	46	(5)
Income from investments	35	6	-	(2)
Result from discontinued operations	28	-	1	(1)
Total		(19)	47	(7)

Exchange differences charges (credited) to the finance costs are offset by the fair value gains and losses on the related currency swap, which amounted to EUR 29 million, EUR (47) million and EUR 4 million in 2008, 2007 and 2006 respectively.

37. Supplemental Cash Flow Information

(in millions of EUR)	2008		2007	2006
Non-cash investing and financing activities:
Conversion of debt into equity	-		126	-
Finance lease obligations incurred for store properties and equipment	53		75	54
Finance lease obligations terminated for store properties and equipment	1		3	3

(in millions of EUR)	2008		2007	2006
Term deposits with original maturity of three months or less	25		42	17
Cash in banks	249		167	237
Cash on hand	46		40	51
Cash and cash equivalents at December 31	320	(2)	249	305	(1)

(1) Amount excludes EUR 9 million, which are classified as assets held for sale as of December 31, 2006.

(2) Amount excludes EUR 1 million, which are classified as assets held for sale as of December 31, 2008.

38. Related Party Transactions

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24.

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2008, 2007 and 2006 is set forth in the Corporate Governance section of this annual report. The total remuneration of directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2008	2007	2006
Total remuneration non-executive directors	969	864	835
Executive Director
Pierre-Olivier Beckers(1)	80	75	75
Total	1 049	939	910

(1) The amounts solely relate to the remuneration of the executive director and excludes his compensation as CEO.

Compensation of Executive Management

The tables below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2008, 2007 and 2006 to its Executive Management. For more details on the share-based incentive plans, see Note 29.

	2008	2007	2006
Restricted stock unit awards	37 546	26 760	39 448
Stock options and warrants	176 400	122 579	133 459

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided In all capacities to the Company and its subsidiaries) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to section “Corporate Governance” in this annual report.

The aggregate compensation for the members of Executive Management recognized in the income statement is set below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. For 2008, the aggregate compensation includes the pro-rate share of compensation of one member of the Executive Management who resigned in September 2008. For 2007, they include the pro-rata share of compensation of the two members of the Executive Management who retired from their Executive positions on June 30, 2007 and the pro-rata share of the member of the Executive Management appointed on

112 - Delhaize Group - Annual Report 2008

February 26, 2007.

(in millions of EUR)	2008	2007	2006
Short-term benefits(1)	6	7	7
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	2	4	3
Share-based compensation	3	3	4
Employer social security contributions	1	2	1
Total compensation expense recognized in the income statement	13	17	16

(1)	Short-term benefits include the Annual Bonus payable during the subsequent year for performance achieved during the respective years.
(2)

The members of Executive Management benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans. Amounts represent the employer contributions to the plans for defined contribution plans and the employer service cost for defined benefit plans.

(3)

Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

39. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

As of December 31, 2008, purchase obligations amounted to EUR 229 million (2007: EUR 157 million, 2006: 187 million), of which EUR 129 million relates to the acquisition of property, plant and equipment and / or intangible assets.

Commitments related to lease obligations are disclosed in Note 19.

40. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

We continue to experience tax audits in jurisdictions where we conduct business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in tax audit and assessment activity during financial years 2008, 2007 and 2006 in the United States, during financial years 2008 and 2006 in Greece, and during financial years 2007 and 2006 in Belgium. Although some audits have been settled in the United States and Belgium during 2008, Delhaize Group expects continued audit activity in both jurisdictions in 2009. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses was accessed or obtained. Various litigations and claims have been filed against Hannaford and affiliates on behalf of customers and others seeking damages and other related relief allegedly arising out of the data intrusion. Hannaford intends to defend such litigation and claims vigorously although it cannot predict the outcome of such matters. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

In April 2007, representatives of the Belgian competition authority visited our procurement offices in Zellik, Belgium, and requested that we provide them with certain documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating to prices of health and beauty products and other household goods.

41. Subsequent Events

—

On January 2, 2009, Delhaize Group entered into an agreement to integrate two of its affiliated stores, based in Luxembourg, into its Group operated sales network. The purchase price is EUR 25 million, subject to contractual adjustments.

—

On February 2, 2009, Delhaize Group issued USD 300 million Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principle amount and the net proceeds will be used for general corporate purposes, including the payment of maturing debt.

The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of their aggregate principal amount. The Senior Notes are not listed at any stock exchange, but have been offered to qualified investors pursuant to a registration statement with the U.S. Securities and Exchange Commission (“SEC”).

Simultaneously, Delhaize Group entered into a five year, cross-currency, fixed for fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in exchange rates. The Group has designated and documented the transaction in accordance with IAS 39 as a cash flow hedge and will account for it, as detailed in Note 2, correspondingly, as of the date of issuance. The critical terms of the hedging instrument match the terms of the hedged item.

42. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2008	2007	2006
Alfa-Beta Vassilopoulos S.A.	81, Spata Avenue, Gerakas, Athens, Greece	65.2	61.3	61.3
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	-	-	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Backambacht NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Bevermart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
CF Bugboort BVBA	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	100.0
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize The Lion America, Inc.	East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC(2)	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn), Keth Suan Luang, Bangkok 10250, Thailand	-	-	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	-	-	100.0
Delshop SA(3)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	-	-	100.0
Delvita A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	-	-	100.0
Delvita SK, s.r.o.(2)	Slovakia	-	100.0	100.0
Distri Group 21 NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Ecad NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
ENA S.A.	81, Spata Avenue, Gerakas, Athens, Greece	65.2	61.3	61.3
Esmart NV(4)	Everdongenlaan 21, 2300 Turnhout, Belgium	-	100.0	100.0
Essex Realty Corp., Inc.(2)	PO Box 1000, Portland, ME 04104, U.S.A.	-	-	100.0
Flashmarkt NV	Lindenlaan 3, 2340 Beerse, Belgium	100.0	100.0	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(5)(2)	Thailand	-	100.0	100.0
Food Lion (Thailand), Inc.(5)	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Gastro International S.R.L.	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	100.0	-	-
Guiding Stars Licensing Company	P.O. Box 1000, Portland, ME 04104, USA	100.0	-	-
Haagmart NV(2)	Markt 10, 3150 Haacht, Belgium	-	100.0	100.0
Hannbro, Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV	Molsebaan 34, 2480 Dessel, Belgium	100.0	100.0	100.0
Heulcad NV	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	100.0	100.0
Holding and Food Trading Co Ltd	O.T. 41, 57022 BI.PE. Thessaloniki, Greece	65.2	-	-
Holding and Food Trading Co Ltd Partnership	O.T. 41, 57022 BI.PE. Thessaloniki, Greece	65.2	-	-
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV	Beukenlei 9, 2960 Brecht/Sint-Job-in’t-Goor, Belgium	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Koermart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Kommar NV	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	100.0	100.0
La Fourmi S.A.	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	100.0	-	-
Ledemart NV	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	100.0	100.0
Leoburg NV	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0

114 - Delhaize Group - Annual Report 2008

Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	100.0	100.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	39-49 Nidal Titulesco Avenue, block 12, entrance A+B 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district Bucharest, Romania	100.0	100.0	100.0
Merelmart NV	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	100.0	100.0
Molmart NV	‘T Laar 2, 2400 Mol, Belgium	100.0	100.0	100.0
Octomarket NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
P.L.L.C. S.A.	81, Spaton Ave 15344, Gerakas, Greece	65.2	-	-
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L.	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	100.0	-	-
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Rethy NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Rovas 2001 Prodimpex S.R.L.	Siret Street nr. 95, Sector 1, Bucharest, Romania	100.0	-	-
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Shop ‘N Save - Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Smart Food Shopping(6)	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
Supermarkten Voeten-Hendrickx NV	Markt 18, 2470 Retie, Belgium	100.0	100.0	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Universal MVM Conexim S.R.L.	Str. Constantin Rädulescu-Motru, N°12, Bl.27B, ground floor, Sector 4, Bucharest, Romania	100.0	-	-
Vangeelder NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2008	2007	2006
P.T. Lion Super Indo, LLC(7)	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

(1)	In November 2006, Delhaize Group discontinued its operations in the Czech Republic.
(2)	Liquidated.
(3)	Sold in June 2007.
(4)	Merged into Distri Group in June 2008.
(5)	In August 2004, Delhaize Group discontinued its operations in Thailand.
(6)	Warenhuizen Troukens-Peeters NV was renamed into Smart Food Shopping during 2008.
(7)

P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

(in millions of EUR)	December 31,
	2008	2007	2006
Non-current assets	7	7	5
Current assets	12	13	12
Non-current liabilities	1	1	1
Current liabilities	8	10	7

Cash flows of Super Indo included in Delhaize Group’s cash flow statements are as follows:
(in millions of EUR)	2008	2007	2006
Net cash provided by operating activities	2	5	2
Net cash used in investing activities	(2)	(3)	(2)
Net cash used in financing activities	-	-	-

Revenue of Super Indo included in the Group’s result was EUR 77 million, 72 million and EUR 66 million for 2008, 2007 and 2006, respectively. Net income of Super Indo included in the Group’s results was approximately EUR 2 million in 2008, 2007 and 2006.

Supplementary Information

Quarterly Data (Unaudited)

(in millions of EUR, except earnings per share)
2008	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19 024	4 494	4 450	4 662	5 418
Gross profit	4 820	1 136	1 109	1 172	1 403
Gross margin	25.3%	25.3%	24.9%	25.1%	25.9%
Selling, general and administrative expenses	(3 962)	(949)	(932)	(978)	(1 103)
as a percentage of revenues	20.8%	21.1%	21.0%	21.0%	20.4%
Operating profit	904	206	194	215	289
Operating margin	4.8%	4.6%	4.4%	4.6%	5.3%
Net profit from continuing operations	485	105	113	103	164
Group share in net profit	467	102	116	100	149
Group share in net profit per share:
Basic	4.70	1.02	1.17	1.01	1.50
Diluted	4.59	1.00	1.14	0.98	1.46

2007	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	18 943	4 709	4 810	4 747	4 677
Gross profit	4 788	1 199	1 226	1 187	1 176
Gross margin	25.3%	25.5%	25.5%	25.0%	25.2%
Selling, general and administrative expenses	(3 923)	(986)	(998)	(995)	(944)
as a percentage of revenues	20.7%	20.9%	20.7%	21.0%	20.2%
Operating profit	937	230	249	215	243
Operating margin	4.9%	4.9%	5.2%	4.5%	5.2%
Net profit from continuing operations	401	110	63	107	121
Group share in net profit	410	111	82	103	114
Group share in net profit per share:
Basic	4.20	1.16	0.84	1.04	1.15
Diluted	4.04	1.11	0.81	1.01	1.12

2006	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19 215	4 733	4 828	4 810	4 844
Gross profit	4 848	1 212	1 217	1 204	1 215
Gross margin	25.2%	25.6%	25.2%	25.0%	25.1%
Selling, general and administrative expenses	(3 965)	(999)	(1 000)	(993)	(973)
as a percentage of revenues	20.6%	21.1%	20.7%	20.6%	20.1%
Operating profit	947	227	228	230	262
Operating margin	4.9%	4.8%	4.7%	4.8%	5.4%
Net profit from continuing operations	426	98	97	109	122
Group share in net profit	352	97	95	45	115
Group share in net profit per share:
Basic	3.71	1.03	1.00	0.48	1.20
Diluted	3.55	0.99	0.96	0.47	1.14

116 - Delhaize Group - Annual Report 2008

Number of Stores (at year-end)

	2009(1)	2008	2007	2006		2005	2004	2003	2002	2001	2000	1999
United States	1 605 - 1 610	1 594	1 570	1 549		1 537	1 523	1 515	1 485	1 459	1 420	1 276
Belgium and G.D. Luxembourg	800 - 805	771	734	840	(2)	806	745	726	707	675	615	553
Greece	217	201	159	148		135	129	119	111	104	53	48
Romania	48	40	22	18		16	16	15	12	10	10	-
Indonesia	74	63	56	50		46	42	38	34	29	20	14
Subtotal	2 744 - 2 754	2 669	2 541	2 605		2 540	2 455	2 413	2 349	2 277	2 118	1 891
Divested and Discontinued Operations
Czech Republic	-	-	-	97		94	97	94	93	94	99	99
Slovakia	-	-	-	-		-	11	14	16	16	15	14
Thailand	-	-	-	-		-	-	36	34	26	18	13
Singapore	-	-	-	-		-	-	-	35	31	30	25
Super Discount Markets (U.S.)	-	-	-	-		-	-	-	-	-	30	20
France	-	-	-	-		-	-	-	-	-	-	50
Germany	-	4	4	3		2	2	2	-	-	-	-
Total	2 744 - 2 754	2 673	2 545	2 705		2 636	2 565	2 559	2 527	2 444	2 310	2 112

(1) Estimates based on planned openings and closings.

(2) Includes 132 Di stores sold in 2007.

Number of Associates (at year-end)

	2008	2007	2006
Full-time	64 400	62 570	64 726
Part-time	76 592	75 261	77 790
FTE	106 247	103 786	106 648
Male	69 774	68 044	69 137
Female	71 218	69 787	73 379
Total	140 992	137 831	142 516

Geographical Split

	2008		2007		2006
	Total	FTE(1)	Total	FTE	Total		FTE
United States	108 808	78 782	107 920	78 076	108 883		77 965
Belgium	17 167	14 370	17 190	14 527	18 081	(2)	15 348
Greece	8 821	6 930	7 545	6 016	7 209		5 764
Czech Republic	-	-	-	-	3 714		2 943
Romania	1 877	1 846	1 247	1 238	1 095		1 094
Indonesia	4 319	4 319	3 929	3 929	3 534		3 534
Total	140 992	106 247	137 831	103 786	142 516		106 648

(1) Full-time equivalent.

(2) Includes 492 associates working in company-operated Di stores sold in 2007.

Organic Revenue Growth Reconciliation

(in millions of EUR)	2008	2007	% Change
Revenues	19 024	18 943	0.4%
Effect of exchange rates	980	-
Revenues at identical exchange rates	20 004	18 943	5.6%
Divestitures	-	(47)
Acquisitions	(43)	-
53rd sales week in the U.S.	(277)	-
Organic revenue growth	19 684	18 896	4.2%

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of EUR)	2008	2007	2006
Net cash provided by operating activities	927	932	910
Net cash used in investing activities	(770)	(630)	(722)
Investment in debt securities	(7)	24	27
Free cash flow	150	326	215

Use of Free Cash Flow in 2008

(in millions of EUR)
Inflow:
Free cash flow	150
Additions to short-term loans (net)	109
Release of escrow for funding senior notes	9
Sale and maturity of debt securities, net of investment	7
Settlement of derivative instruments	4
Stock options exercised, net of buyback own shares	1
Outflow:
Dividends paid	(147)
Repayment of long-term loans (net)	(69)
Cash movement before translation	64
Foreign exchange translation difference (on cash portion)	8
Net increase in cash and cash equivalents	72

Net Debt

(in millions of EUR)	December 31
	2008	2007	2006
Non-current financial debt	2 409	2 508	2 772
Current financial liabilities	522	189	318
Derivative liabilities	-	1	5
Derivative assets	(58)	(53)	(2)
Investments in securities - non-current	(123)	(116)	(121)
Investments in securities - current	(28)	(36)	(32)
Cash and cash equivalents	(320)	(249)	(305)
Net debt	2 402	2 244	2 635
Net debt to equity ratio	57.3%	61.0%	74.0%

Results at Identical Exchange Rates

(in millions of EUR, except per share amounts)		2008		2007	2007/2008

	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	19 024	980	20 004	18 943	+ 0.4%	+5.6%
Operating profit	904	53	957	937	- 3.5%	+ 2.1%
Net profit from continuing operations	485	26	511	401	+ 21.2%	+ 27.6%
Group share in net profit	467	25	492	410	+ 13.9%	+19.9%
Basic earnings per share	4.70	0.25	4.95	4.20	+ 11.9%	+17.9%
Diluted earnings per share	4.59	0.23	4.82	4.04	+ 13.6%	+19.3%
Free cash flow	150	13	163	326	- 54.1%	- 50.2%

(in millions of EUR)	December 31, 2008			December 31, 2007	Change
Net debt	2 402	(52)	2 350	2 244	+ 7.1%	+ 4.7%

118 - Delhaize Group - Annual Report 2008

Historical Financial Overview

Results (in millions of EUR)	2008	2007	2006	2005(4)	2004(4)	2003(4)
Revenues	19 024	18 943	19 215	18 345	17 597	18 215
Operating profit	904	937	947	900	862	801
Net financial expenses	(202)	(332)	(276)	(297)	(305)	(319)
Income tax expense	(217)	(204)	(245)	(224)	(200)	(188)
Net profit from continuing operations	485	401	426	380	357	294
Net profit (Group share)	467	410	352	365	296	279
Free cash flow(1)	150	326	215	149	373	441
FINANCIAL POSITION (in millions of EUR)
Total assets	9 700	8 822	9 295	10 254	8 703	8 766
Total equity	4 195	3 676	3 561	3 596	2 875	2 801
Net debt(1)	2 402	2 244	2 635	2 943	2 608	3 028
Enterprise value(1)(3)	6 849	8 281	8 726	8 171	7 849	6 805
PER SHARE INFORMATION (in EUR)
Net earnings (basic)(2)	4.70	4.20	3.71	3.89	3.19	3.03
Net earnings (diluted)(2)	4.59	4.04	3.55	3.71	3.09	3.02
Free cash flow(1)(2)	1.51	3.35	2.27	1.59	4.03	4.79
Gross dividend	1.48	1.44	1.32	1.20	1.12	1.00
Net dividend	1.11	1.08	0.99	0.90	0.84	0.75
Pay-out ratio (net profit)	31.9%	35.2%	36.4%	31.4%	35.5%	33.2%
Shareholders’ equity(3)	41.19	36.17	36.55	37.65	30.34	29.93
Share price (year-end)	44.20	60.20	63.15	55.20	55.95	40.78
RATIOS (%)
Operating margin	4.8%	4.9%	4.9%	4.9%	4.9%	4.4%
Effective tax rate of continuing operations	30.9%	33.7%	36.5%	37.1%	35.9%	39.0%
Net margin	2.5%	2.2%	1.8%	2.0%	1.7%	1.5%
Net debt to equity(1)	57.3%	61.0%	74.0%	81.8%	90.6%	108.1%
CURRENCY INFORMATION
Average EUR per USD rate	0.6799	0.7297	0.7964	0.8038	0.8039	0.8840
EUR per USD rate at year-end	0.7185	0.6793	0.7593	0.8477	0.7342	0.7918
OTHER INFORMATION
Number of sales outlets	2 673	2 545	2 705	2 636	2 565	2 559
Capital expenditures (in millions of EUR)	714	729	700	636	494	463
Number of associates (thousands)	141	138	143	137	138	142
Full-time equivalents (thousands)	106	104	107	102	102	105
Weighted average number of shares outstanding (thousands)	99 385	97 666	94 939	93 934	92 663	92 097

(1) See “Financial Review” section for explanation of the non GAAP financial measures.

(2) Calculated using the weighted average number of shares outstanding over the year.

(3) Calculated using the total number of shares at the end of the year.

(4) Not adjusted for reclassification of German operations to discontinued.

Certification of Responsible Persons

The undersigned, Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Executive Vice-President and Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) the consolidated financial statements for the year ending December 31, 2008 have been prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the management report for the year ending December 31, 2008 gives, in all material respects, a true and fair view of the evolution of the business, the results and the situation of Delhaize Group and of its subsidiaries included in the consolidation, as well as an overview of the most significant risks and uncertainties with which Delhaize Group is confronted.

Brussels, March 11, 2009

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice-President and CFO

Report of the Statutory Auditor

On the consolidated financial statements for the year ended 31 December 2008 presented to the ordinary general meeting of Delhaize brothers and co “The Lion” (Delhaize Group) SA

To the shareholders

As required by law and the company’s articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comment.

Unqualified audit opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Delhaize Brothers and Co ‘The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2008, the consolidated income statement, the consolidated statement of recognized income and expense and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 9.700 Million and a consolidated profit (group share) for the year then ended of EUR 467 Million.

The board of directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. We have assessed the basis of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group’s financial position as of 31 December 2008, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium.

Additional comment

The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comment which does not change the scope of our audit opinion on the consolidated financial statements:

The directors’ report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

Diegem, 11 March 2009

The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Philip Maeyaert

120 - Delhaize Group - Annual Report 2008

Summary Statutory Accounts of Delhaize Group SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be filed with the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).

1. Establishment Costs

Establishment costs are capitalized only by decision of the Board of Directors. When they are capitalized, they are depreciated over a period of five years or, if they related to debt issuance costs, the period of the loans.

2. Intangible Fixed Assets

Intangible assets are recognized as asset in the balance sheet and depreciated over their expected useful live. The intangible assets are depreciated as follows:

• Goodwill	5 years
• Software	5 years

Internally developed software

Internally developed software is recognized as intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the company. The company recognizes internally developed software as intangible asset when it is expected that such asset will generate future economic benefits and when the company has demonstrated its ability to complete and use the asset. The cost of internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is depreciated over a period of 5 years.

3. Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price or at agreed contribution value.

Assets held on finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

• Land	0.00% /year
• Buildings	5.00% /year
• Distribution centres	3.00% /year
• Sundry installations	10.00% /year
• Plant, equipment	20.00% /year
• Equipment for intensive use	33.33% /year
• Furniture	20.00% /year
• Motor vehicles	25.00% /year

Ancillary construction expenses are written off during the year in which they were incurred.

4. Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value. A fair valuation method is applied, taking into account the nature and the features of the financial asset. One single traditional valuation method or an appropriate weighted average of various traditional valuation methods can be used. Generally, the net equity method is applied and is adjusted with potential unrecognized capital gain if any. The measurement of foreign investments is calculated by using the year-end exchange rate. Once selected, the valuation method is consistently applied on a year-to-year basis, except when the circumstances prevent to do so. When the valuation method shows a fair value lower than the book value of a financial asset, an impairment loss is recognized but only to reflect the long-term impairment of value.

5. Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

6. Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is written off if it is a loss and deferred if it is a gain. The exchange differences arising from financial debts pertaining to non financial assets are recognized in the income statement by application of the matching principle between income and charges.

7. Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:

• Pension obligations, early retirement benefits and similar benefits due to present or past employees

• Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year

• Significant reorganization and store closing costs

• Charges for which the Company may be liable as a result of current litigation.

8. Debt Under Finance Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts.”

Summary of the net earnings (loss) per share of Delhaize Group SA:

	2008	2007	2006
Net earnings (loss) per share	(1.53)	1.43	1.54

Summary Company Accounts of Delhaize Group SA

Balance Sheet Assets

	December, 31
(in millions of EUR)	2008	2007
Fixed assets	5 554	5 532
Establishment costs	6	7
Intangible fixed assets	81	57
Tangible fixed assets	398	396
Financial fixed assets	5 069	5 072
Current assets	781	887
Inventories	227	225
Short-term receivables	466	560
Short-term investments	34	42
Cash and bank	43	47
Prepayments and accrued income	11	13
Total assets	6 335	6 419
Liabilities and Equity
(in millions of EUR)
Shareholders’ equity	2 935	3 224
Capital	50	50
Distributable reserves	41	18
Other reserves	2 817	3 126
Profit carried forward	27	30
Provisions and deferred taxation	13	11
Financial liabilities	2 429	2 203
After one year	1 644	2 001
Within one year	785	202
Trade creditors	607	632
Other liabilities	351	349
Other liabilities within one year	308	294
Accruals and deferred income	43	55
Total liabilities and equity	6 335	6 419

122 - Delhaize Group - Annual Report 2008

Income Statement

(in millions of EUR)	2008	2007
Operating income	4 406	4 190
Sales	4 285	4 126
Other operating income	121	64
Operating expenses	(4 319)	(4 100)
Merchandise and consumables	3 274	3 153
Salaries, social security and pensions	578	556
Other operating expenses	467	391
Operating profit	87	90
Income from financial fixed assets	43	186
Net financial expense	(182)	(143)
Current profit before taxation	(52)	133
Exceptional income	1	11
Exceptional expenses	(104)	-
Current year profit before taxation	(155)	144
Transfer (-) to/ release (+) from deferred taxes	-	-
Current taxation	-	-
Financial year results	(155)	144
Transfer (-) to/ release (+) from tax-exempt reserves	1	(1)
Financial year results to be appropriated	(154)	143

Appropriation of Profit

(in millions of EUR)	2008	2007
Profit brought forward from previous year	30	31
Transfer from reserves	300	-
Profit (loss) to carry forward	27	30
Dividends to shareholders(1)	(149)	(144)

(1)

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 47 entitling to the payment of the 2008 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 28, 2009. The Board of Directors will communicate at the Ordinary General Meeting of May 28, 2009 the aggregate number of shares entitled to the 2008 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2008 will be modified accordingly.

Share Capital

(December 31, 2008)	(in thousands of EUR)	Number of Shares
Share capital
Shares in issue
At the end of the previous year	50 140
Issue of new shares	152
At the end of the financial year	50 292
Analysis of share capital
Class of shares
Ordinary shares of no nominal value		100 583 284
Registered shares or bearer shares
Registered		8 319 514
Bearer		92 263 770
Treasury shares held by
The company itself		764 061
Its subsidiaries		150 655
Commitments to issue new shares
On the exercise of conversion rights
Amount of outstanding convertible bonds	170 751
Amount of capital to be subscribed	1 498
Corresponding maximum number of shares to be issued		2 995 630
On the exercise of subscription rights
Number of subscription rights in issue		4 056 038
Amount of capital to be subscribed	2 028
Corresponding maximum number of shares to be issued		4 056 038
Unissued authorized capital	9 415

Shareholder Information

On December 31, 2008, the closing price of Delhaize Group’s ADR on the New York Stock Exchange was USD 62.90, 27.4% lower than the closing price on December 31, 2007 (USD 86.60). In the same period, the S&P 500 index decreased 38.5%, and the S&P 500 Food and Staples Retailing Index by 12.0%. In 2008, the average daily trading volume of Delhaize Group ADRs was 35 149.

Equity Indices

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group’s share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

Alfa-Beta, Delhaize Group’s operating company in Greece, is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

Share Performance in 2008

On December 31, 2008, the closing price of Delhaize Group’s ordinary share on Euronext Brussels was EUR 44.20, a 26.6% decrease compared to EUR 60.20 a year earlier. In the same period, the Euro Stoxx 50 index decreased by 44.3% and the Bel20 index by 53.8%. The FTSE Eurofirst 300 Food and Drug Retailers Index decreased by 39.8% in 2008. In 2008, Delhaize Group shares traded on Euronext Brussels at an average closing price of EUR 46.33 and an average daily trading volume of 573 084 shares.

On December 31, 2008, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600, the FTSE Eurofirst 300 and the MSCI Europe index.

On December 31, 2008, the weight of Delhaize Group shares in the BEL20 index was 724 shares. With a weight of 8.16%, Delhaize Group shares represented the fourth largest constituent in the index. Following a revision of the weights in the index, the BEL20 index includes 813 Delhaize Group shares as from March 2, 2009. This has increased the weight of Delhaize Group in the index to 8.9%.

On December 31, 2008, the weight of Delhaize Group in the Euronext 100 index was 0.36%. Delhaize Group represented the 63th largest constituent in the index.

Dividend

It is the policy of Delhaize Group, when possible, to pay out a regularly increasing dividend while retaining free cash flow in an amount consistent with the opportunities to finance the future growth of the Company.

At the Ordinary General Meeting to be held on May 28, 2009, the Board of Directors will propose the payment of a gross dividend of EUR 1.48 per share, compared to EUR 1.44 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 1.11 per share (EUR 1.08 the prior year).

The net dividend of EUR 1.11 per share will be payable to owners of ordinary shares against coupon no. 47. The Delhaize Group shares will start trading ex-coupon on June 1, 2009 (opening of the market).The record date (i.e. the date at which shareholders are entitled to the dividend) is June 3, 2009 (closing of the market) and the payment date

124 - Delhaize Group - Annual Report 2008

is June 4, 2009. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the following financial institutions:

-	Bank Degroof, rue de l’Industrie 44, 1040 Brussels
-	Dexia Bank, boulevard du Roi Albert II 30-B2, 1000 Brussels
-	Fortis Bank, rue Montagne du Parc 3, 1000 Brussels
-	ING Belgium, avenue Marnix 24, 1050 Brussels
-	KBC, avenue du Port 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment.

The payment of the dividend to the ADR holders will be made through Citibank.

Financial Calendar

Press release - 2009 first quarter results	May 6, 2009(1)
Final date for depositing shares for the Ordinary General Meeting	May 20, 2009
Ordinary General Meeting	May 28, 2009
ADR dividend record date	June 3, 2009
Dividend for the financial year 2008 becomes payable to owners of ordinary shares	June 4, 2009
Dividend for the financial year 2008 becomes payable to ADR holders	June 9, 2009
Press release - 2009 second quarter results	August 6, 2009(1)
Press release - 2009 third quarter results	November 5, 2009(1)

(1) You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on the conference call and the webcast.
(2) Holders of bearer or dematerialized shares are informed that May 1, 2009 is a public holiday in Belgium. Therefore, they are advised to contact their bank or broker in due time.

Type of Delhaize Group Shares

Delhaize shares can be held in three different forms: dematerialized form, bearer shares or registered shares. Bearer shares are held in printed form. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company. As from January 1, 2008, bearer shares booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account. All remaining bearer shares that shall not have been deposited in a securities account shall be converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

Citibank Shareholder Services

P.O. Box 43077

Providence, RI 02940-3077

U.S.A.

Toll free telephone number

for U.S. callers: 1-877-853-2191

International Call Number: 1-781-575-4555

E-mail: citibank@shareholders-online.com

Website: www.citi.com/dr

Citibank has put in place an International Direct Investment Plan for Delhaize Group, which is a dividend reinvestment and direct purchase plan sponsored and administered by Citibank. The program enables existing holders and first time purchasers the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell shares. For further information on Citibank’s International Direct Investment Program for Delhaize Group, please visit www.citi.com/dr or contact Citibank Shareholder Services at 1-877-248-4237 (1-877-CITIADR.)

Taxation of Dividends of

Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.- Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment or a fixed base in Belgium and is entitled to claim benefits under the U.S.-Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.- Aut.) can be obtained from the AFER - Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, B –1030 Brussels, Belgium. (phone: +32 2 576 90 02, fax: +32 2 576 17 78, email: bct.cd.bruxelles.etr@minfin.fed.be). The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.

The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm and on the Company’s website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., U.S. 20549. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group’s website (www.delhaizegroup.com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group’s reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Thursday, May 28, 2009 at Delhaize Group’s Corporate Support Office, Square Marie Curie 40, 1070 Brussels, Belgium. Detailed information about the Ordinary General Meeting will be published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

126 - Delhaize Group - Annual Report 2008

Information Delhaize Group Share

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Share price (in EUR)
Price: year-end	44.20	60.20	63.15	55.20	55.95	40.78	17.72	58.45	50.65	74.8	75.36
average (close)	46.37	67.38	58.14	51.68	44.98	28.15	39.93	61.28	59.27	80.00	65.64
highest (intraday)	59.67	75.79	67.00	59.70	59.75	43.99	61.10	72.00	76.50	91.70	84.28
lowest (intraday)	32.80	54.5	49.12	45.95	36.61	11.90	15.00	48.72	48.05	64.90	46.60
Annual return Delhaize Group share(1)	-26.6%	-4.7%	+16.1%	+0.69%	+39.9%	+136.3%	-69.1%	+17.2%	-31.3%	+3.0%	+63.6%
Evolution Belgian All Shares Return index	-47.6%	-1.9%	+26.2%	+28.1%	+38.2%	+16.0%	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%
Dividend (in EUR)
Gross dividend	1.48	1.44	1.32	1.20	1.12	1.00	0.88	1.44	1.36	1.24	1.12
Net dividend	1.11	1.08	0.99	0.90	0.84	0.75	0.66	1.08	1.02	0.93	0.84
Ratios
Dividend return(2)	2.5%	1.8%	1.6%	1.6%	1.5%	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%
Share price/shareholders’ equity(3)	1.07	1.66	1.73	1.47	1.84	1.36	-	-	-	-	-
Share price/basic earnings per share(3)	9.4	14.3	17.0	14.2	17.5	13.5	-	-	-	-	-
Share price/diluted earnings per share(3)	9.6	14.9	17.8	14.9	18.1	13.5	-	-	-	-	-
Number of Shares
Annual volume of Delhaize Group shares traded
(in millions of EUR; Euronext Brussels)(4)	6 754	8 141	6 548	3 686	3 581	2 021	2 569	3 199	1 521	1 930	1 688
Annual volume of Delhaize Group shares traded
(in millions of shares; Euronext Brussel)(4)	146.7	121.9	113.1	71.9	81.1	72.7	69.3	51.9	26.4	24.6	25.9
Number of shares (in thousands; year-end)	100 583	100 281	96 457	94 705	93 669	92 625	92 393	92 393	52 032	52 017	51 963
Market Capitalization
Market capitalization (in millions of EUR; year-end)	4 446	6 037	6 091	5 228	5 241	3 777	1 637	5 400	2 635	3 890	3 916
Enterprise value(3) (5)	6 849	8 281	8 726	8 171	7 849	6 805	-	-	-	-	-

(1) Capital gains recorded during the year, including net dividend and reinvestment.

(2) Net dividend divided by share price at year-end.

(3) Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.

(4) Excluding shares traded on the New York Stock Exchange.

(5) Enterprise value = market capitalization + net debt.

Glossary

Accounts payable days

Accounts payable divided by cost of sales and selling, general and administrative expenses less employee benefit expense, multiplied by 365.

Affiliated store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know how of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)

An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders’ equity

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.

Basic earnings per share

Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales

Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of Sales includes appropriate vendor allowances.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Points Plus Punten SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see note 42 to the Financial Statements), excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of

Delhaize Group in Belgium, the Grand-Duchy of Luxembourg, Germany and France.

Diluted earnings per share

Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Direct goods

Goods sold to customers.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin

Gross profit divided by revenues.

Gross profit

Revenues minus cost of sales.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Inventory turnover

Inventories at year-end divided by cost of sales, net of vendor allowances and cash discounts, multiplied by 365.

Net debt

Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio

Net debt divided by total equity.

Net financial expenses

Finance costs less income from investments.

Net margin

Net profit attributed to equity holders of the Group divided by revenues.

Operating leases

A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.

Operating margin

Operating profit divided by revenues.

Organic revenue growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other operating expenses

Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.

Other operating income

Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares

The number of shares issued by the Company, excluding treasury shares.

Pay-out ratio (net earnings)

Proposed dividends on current year earnings divided by current year Group share in net profit.

Return on equity

Group share in net profit (loss) divided by average shareholders’ equity.

Revenues

Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

SKU

Stock Keeping Unit.

Total debt

Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares outstanding

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

128 - Delhaize Group - Annual Report 2008

Content

Delhaize Group at a Glance		00
KEY PERFORMANCE INDICATORS	›› flap
LETTER FROM THE CHAIRMAN AND THE CEO	›› 02
OVERVIEW OF OPERATING COMPANIES	›› 04
Our Strategy		06
GENERATE PROFITABLE REVENUE GROWTH	›› 09
PURSUE BEST -IN -CLASS EXECUTION	›› 17
OPERATE AS A RESPONSIBLE CORPORATE CITIZEN	›› 23
Our Activities in 2008		26
FINANCIAL REVIEW(1)	›› 28
BUSINESS REVIEW(1)	›› 32
> UNITED STATES	›› 32
> BELGIUM	›› 36
> GREECE	›› 38
> REST OF THE WORLD	›› 41
Corporate Governance(1)		44
Risk Factors(1)		58
Financial Statements		62
CONSOLIDATED BALANCE SHEETS(1)	›› 64
CONSOLIDATED INCOME STATEMENTS(1)	›› 66
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE(1)	›› 66
CONSOLIDATED STATEMENTS OF CASH FLOWS	›› 67
NOTES TO FINANCIAL STATEMENTS(1)	›› 68
SUPPLEMENTARY INFORMATION	›› 116
HISTORICAL FINANCIAL OVERVIEW	›› 119
CERTIFICATION OF RESPONSIBLE PERSONS	›› 119
REPORT OF THE STATUTORY AUDITOR	›› 120
SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA	›› 121
Shareholder Information		124
Glossary		128

(1)  These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

Company Information

Registered Office
Delhaize Group SA
rue Osseghemstraat 53
1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

Company Support Office
Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com
Company number: 0402 206 045

Delhaize Brothers and Co. "The Lion" (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

Mixed Sources
Product group from well-managed forests and other controlled sources
FSC

About the paper used in this report
To reduce the environmental impact, this report was printed on 100% FSC certified paper, proof of sustainable forest management. We strongly encourage the consultation of this report via our corporate website www.delhaizegroup.com.

About the people included in the pictures in this report
Most of the people portrayed in the pictures in this annual report included in the sections "Our Strategy", "Our Business in 2008" are our associates or our associates' family members.

Legal Version of the Annual Report
Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Credits
Design & production: www.chriscom.be
Photos: Patrick Schneider Photography (U.S.), Pascal Broze - Reporters (Belgium)
Rewriting: Corporate Report (U.S.)
Printing: Massoz (Belgium)

Operations

United States

FOOD LION
P.O. Box 1330, 2110 Executive Drive
Salisbury - NC 28145-1330
U.S.A.
Tel: +1 704 633 8250
www.foodlion.com

HANNAFORD
145 Pleasant Hill Road
Scarborough – ME 04074
U.S.A.
Tel: +1 207 883 2911 - Fax: +1 207 883 7555
www.hannaford.com

SWEETBAY SUPERMARKET
3801 Sugar Palm Drive
Tampa – FL 33619
U.S.A.
Tel: +1 813 620 1139 - Fax: +1 813 627 9766
www.sweetbaysupermarket.com

Belgium, G.D. of Luxembourg

DELHAIZE BELGIUM
Rue Osseghemstraat 53 - 1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94
www.delhaize.be

Greece

ALFA-BETA VASSILOPOULOS
81, Spaton Ave. - Gerakas Attica
Greece 153 44
Tel: +30 210 66 08 000 - Fax: +30 210 66 12 675
www.ab.gr

Rest of the World

MEGA IMAGE
95 Siret Str. - Sektor 1 - Bucuresti
Romania
Tel: +40 21 224 66 77 - Fax: +40 21 224 60 11
www.mega-image.ro

SUPER INDO
Jl. Ancol I nr. 9-10
Ancol Barat - Jakarta 14430
Indonesia
Tel: +62 21 690 58 76 - Fax: +62 21 690 58 77
www.superindo.co.id

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group
Investor Relations Department
Square Marie Curie 40
1070 Brussels
Belgium
Tel.: +32 2 412 21 51
Fax.: +32 2 412 29 76

Delhaize Group
Investor Relations Department
P.O. Box 1330
Salisbury, NC 28145-1330
United States
Tel.: +1 704 633 8250, ext. 2529
Fax.: +1 704 645 2050

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group (press releases, annual reports, share price,...) can be found in three languages (English, French and Dutch) on Delhaize Group's website www.delhaizegroup.com.

You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.

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Caution Concerning Forward-looking Statements
All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group's business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "believe", "project", "target", "predict", "estimate", "forecast", "strategy", "may", "goal", "expect", "anticipate", "intend", "plan", "foresee", "likely", "will", "should" or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this annual report in the chapter entitled "Risk Factors" on p. 58 and under Section 8 of Item 3 of Delhaize Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the U.S. Securities And Exchange Commission on June 27, 2008. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

See content under the flap

For more info, see also
www.delhaizegroup.com

DELHAIZE GROUP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 4, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President